INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------



        As filed with the Securities and Exchange Commission on June 3, 1997
                                                            File No. 333-19725
                                                            File No. 811-08017

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                   FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ( )
                     Pre-effective Amendment No. 1 ( X )
                       Post-effective Amendment No. ( )

                                    and/or

                 REGISTRATION STATEMENT UNDER THE INVESTMENT
                           COMPANY ACT OF 1940 ( )
                      Pre-effective Amendment No. 1 ( X )
                       Post-effective Amendment No. ( )

                       (Check appropriate box or boxes)
                           ------------------------

                ANNUITY INVESTORS(REGISTERED) VARIABLE ACCOUNT B
                          (Exact Name of Registrant)

              ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED)
                             (Name of Depositor)
                                P.O. Box 5423
                         Cincinnati, Ohio 45201-5423
       (Address of Depositor's Principal Executive Offices) (Zip Code)

              Depositor's Telephone Number, including Area Code:
                                (800) 789-6771
------------------------------------------------------------------------------
                            Mark F. Muething, Esq.
             Senior Vice President, Secretary and General Counsel
                   Annuity Investors Life Insurance Company
                                P.O. Box 5423
                         Cincinnati, Ohio 45201-5423
                   (Name and Address of Agent for Service)

                                   Copy to:

                         Catherine S. Bardsley, Esq.
                          Kirkpatrick & Lockhart LLP
                       1800 Massachusetts Avenue, N.W.
                                 Second Floor
                         Washington, D.C. 20036-1800
------------------------------------------------------------------------------
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

                  DECLARATION REQUIRED BY RULE 24f-2 (a) (1)

      Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of its securities is being registered under the Securities Act of 1933.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            CROSS REFERENCE SHEET
                             Pursuant to Rule 495


                   Showing Location in Part A (Prospectus),
           Part B (Statement of Additional Information) and Part C
          of Registration Statement Information Required by Form N-4


                                    PART A


      Item of Form N-4                         Prospectus Caption
      ----------------                         ------------------
 1.    Cover Page............................  Cover Page

 2.    Definitions...........................  Definitions

 3.    Synopsis..............................  Highlights

 4.    Condensed Financial Information

       (a)   Accumulation Unit Values........  Not Applicable

       (b)   Performance Data................  Not Applicable

       (c)   Financial Statements............  Financial Statements for the
                                               Company

 5.    General Description of Registrant,
       Depositor and Portfolio
       Companies
       (a)   Depositor.......................  Annuity Investors Life Insurance
                                               Company(REGISTERED)
       (b)   Registrant......................  The Separate Account

       (c)   Portfolio Company...............  The Funds

       (d)   Fund Prospectus.................  The Funds

       (e)   Voting Rights...................  Voting Rights

6.     Deductions and Expenses
       (a)   General.........................  Charges and Deductions

       (b)   Sales Load %....................  Contingent Deferred Sales Charge

       (c)   Special Purchase Plan...........  Contingent Deferred Sales Charge

       (d)   Commissions.....................  Distribution of the Contract

       (e)   Fund Expenses...................  The Funds

       (f)   Operating Expenses..............  Summary of Expenses

7.     Contracts
       (a)   Persons with Rights.............  The Contract; Surrenders;
                                               Contract Loans; Death
                                               Benefit; Voting Rights
       (b)(i)  Allocation of Premium  Payments Purchase Payments

          (ii) Transfers ....................  Transfers

          (iii)Exchanges ....................  Additions, Deletions or
                                               Substitutions
       (c)   Changes.........................  Not Applicable

       (d)   Inquiries.......................  Contacting the Company

8.     Annuity Period........................  Settlement Options

9.     Death Benefit.........................  Death Benefit

10.    Purchases and Contract Values
       (a)   Purchases.......................  Purchase Payments

       (b)   Valuation.......................  Fixed Account Value; Variable
                                               Account Value
       (c)   Daily Calculation...............  Accumulation Unit Value; Net
                                               Investment Factor
       (d)   Underwriter.....................  Distribution of the Contract

11.    Redemptions
       (a)   By Owner........................  Surrender Value; Systematic
                                               Withdrawal Option
             By Annuitant....................  Not Applicable

       (b)   Texas ORP.......................  Texas Optional Retirement Program

       (c)   Check Delay.....................  Suspension or Delay in Payment of
                                               Surrender Value
       (d)   Free Look.......................  Right to Cancel

12.    Taxes.................................  Federal Tax Matters

13.    Legal Proceedings.....................  Legal Proceedings

14.    Table of Contents for the Statement of
       Additional                              Statement of Additional
       Information...........................  Information

PART B
------

                                               Statement of Additional
       Item of Form N-4                        Information Caption
       ----------------                        -------------------

15.    Cover Page............................  Cover Page

16.    Table of Contents.....................  Table of Contents

17.    General Information and History.......  General Information and History

18.    Services
       (a)   Fees and Expenses of Registrant.  (Prospectus) Summary of Expenses

       (b)   Management Contracts............  Not Applicable

       (c)   Custodian.......................  Not Applicable

             Independent Auditors............  Experts

       (d)   Assets of Registrant............  Not Applicable

       (e)   Affiliated Person...............  Not Applicable

       (f)   Principal Underwriter...........  Not Applicable

19.    Purchase of Securities Being Offered..  (Prospectus) Distribution of the
                                               Contract
       Offering Sales Load...................  (Prospectus) Contingent Deferred
                                               Sales Charge

20.    Underwriters..........................  Distribution of the Contract

21.    Calculation of Performance Data
       (a)   Money Market Funded Sub-Accounts  Money Market Sub-Account
                                               Standardized Yield
                                               Calculation
       (b)   Other Sub-Accounts..............  Other Sub-Account Standardized
                                               Yield
                                               Calculations

22.    Annuity Payments......................  (Prospectus) Fixed Dollar Annuity
                                               Benefit;
                                               Variable Dollar Annuity Benefit

23.    Financial Statements..................  Financial Statements


PART C - Other Information
--------------------------

       Item of Form N-4                        Part C Caption
       ----------------                        --------------

24.    Financial Statements and Exhibits.....  Financial Statements and Exhibits

       (a)   Financial Statements............  Financial Statements

       (b)   Exhibits........................  Exhibits

25.    Directors and Officers of the Depositor Directors and Officers of Annuity
                                               Investors Life
                                               Insurance Company(REGISTERED)

26.    Persons Controlled By or Under Common   Persons Controlled By Or Under
       Control With the                        Common
       Registrant............................  Control With the Depositor or
                                               Registrant

27.    Number of Owners......................  Number of Owners

28.    Indemnification.......................  Indemnification

29.    Principal Underwriters................  Principal Underwriter

30.    Location of Accounts and
       Records...............................  Location of Accounts and Records

31.    Management Services...................  Management Services

32.    Undertakings..........................  Undertakings

       Signature Page........................  Signature Page

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


                   SUBJECT TO COMPLETION: DATED JUNE 3, 1997

                ANNUITY INVESTORS(REGISTERED) VARIABLE ACCOUNT B
                                      OF
              ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED)
                                  PROSPECTUS
                                     FOR
                      THE COMMODORE NAVIGATOR(SERVICEMARK)
           INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES
                                  ISSUED BY
                   ANNUITY INVESTORS LIFE INSURANCE COMPANY
          P.O. BOX 5423, CINCINNATI, OHIO 45201-5423, (800) 789-6771


This Prospectus describes The Commodore Navigator(SERVICEMARK) Individual and Group Flexible Premium Deferred Annuity Contracts (the "Contracts") issued by Annuity Investors Life Insurance Company(REGISTERED) (the "Company").


The Commodore Navigator(SERVICEMARK) is available in connection with arrangements that qualify for favorable tax treatment ("Qualified Contract(s)") under Sections 401, 403 and 408 of the Code and for non-tax-qualified annuity purchases ("Non-Qualified Contract(s)"), including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan.


The Contracts provide for the accumulation of an Account Value on a fixed or variable basis, or a combination of both. The Contracts also provide for the payment of periodic annuity payments on a fixed or variable basis, or a combination of both. If the variable basis is chosen, Annuity Benefit values will be held in Annuity Investors(REGISTERED) Variable Account B (the "Separate Account") and will vary according to the investment performance of the mutual funds in which the Sub-Accounts of the Separate Account invest. If the fixed basis is chosen, periodic annuity payments from the Company's general account will be fixed and will not vary.


The Separate Account is divided into Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of a designated registered investment company or portfolio thereof (each, a "Fund"). The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series Aggressive Growth Portfolio; (2) Janus Aspen Series Worldwide Growth Portfolio; (3) Janus Aspen Series Balanced Portfolio; (4) Janus Aspen Series Growth Portfolio; (5) Janus Aspen Series International Growth Portfolio;
(6) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (7) Dreyfus Variable Investment Fund-Money Market Portfolio; (8) Dreyfus Variable Investment Fund-Growth and Income Portfolio; (9) Dreyfus Variable Investment Fund-Small Cap Portfolio; (10) The Dreyfus Socially Responsible Growth Fund, Inc.; (11) Dreyfus Stock Index Fund; (12) Strong Special Fund II, Inc.; (13) Strong Variable Insurance Funds, Inc.-Strong Growth Fund II; (14) INVESCO VIF-Industrial Income Fund; (15) INVESCO VIF-Total Return Fund; (16) INVESCO VIF-High Yield Fund; (17) Morgan Stanley Universal Funds Inc.-U.S. Real Estate Portfolio; (18) Morgan Stanley Universal Funds Inc.-Value Portfolio; (19) Morgan Stanley Universal
Funds Inc.-Emerging Markets Equity Portfolio; (20) Morgan Stanley Universal Funds Inc.-Fixed Income Portfolio; (21) Morgan Stanley Universal Funds Inc.-Mid Cap Value Portfolio; (22) PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio; (23) PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio; and (24) PBHG Insurance Series Fund, Inc.-PBHG Technology & Communications Portfolio.


--------------------------------------------------------------------------------

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE
SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

This Prospectus sets forth the basic information that a prospective investor should know before investing. A "Statement of Additional Information" containing more detailed information about the Contract is available free of charge by writing to the Company's Administrative Office at P.O. Box 5423, Cincinnati, Ohio 45201-5423. The Statement of Additional Information, which has the same date as this Prospectus, as it may be supplemented from time to time, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

                                    * * *
          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                    THE SECURITIES AND EXCHANGE COMMISSION
                OR ANY STATE SECURITIES REGULATORY AUTHORITIES
               NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.


                  Please Read this Prospectus Carefully and
                       Retain It for Future Reference.
                  The Date of this Prospectus is June 3, 1997.

                 --------------------------------------------



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

--------------------------------------------


VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY FINANCIAL INSTITUTION, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH UNDERLYING FUND. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


                                 TABLE OF CONTENTS


                                                                            PAGE


DEFINITIONS....................................................................7

HIGHLIGHTS....................................................................10
   THE CONTRACT...............................................................10
   THE SEPARATE ACCOUNT.......................................................10
   THE FIXED ACCOUNT..........................................................11
   TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE.............................11
   SURRENDERS.................................................................11
   CONTINGENT DEFERRED SALES CHARGE ("CDSC")..................................11
   OTHER CHARGES AND DEDUCTIONS...............................................11
   ANNUITY BENEFITS...........................................................12
   DEATH BENEFIT..............................................................12
   FEDERAL INCOME TAX CONSEQUENCES............................................12
   RIGHT TO CANCEL............................................................12
   CONTACTING THE COMPANY.....................................................12

SUMMARY OF EXPENSES...........................................................14
   OWNER TRANSACTION EXPENSES.................................................14

ANNUAL EXPENSES...............................................................15
   EXAMPLES...................................................................20

FINANCIAL STATEMENTS FOR THE COMPANY..........................................21

THE FUNDS.....................................................................21
   JANUS ASPEN SERIES.........................................................22
         AGGRESSIVE GROWTH PORTFOLIO..........................................22
         WORLDWIDE GROWTH PORTFOLIO...........................................22
         BALANCED PORTFOLIO...................................................22
         GROWTH PORTFOLIO.....................................................22
         INTERNATIONAL GROWTH PORTFOLIO.......................................22
   DREYFUS FUNDS..............................................................22
         CAPITAL APPRECIATION PORTFOLIO (Dreyfus Variable Investment Fund)....22
         MONEY MARKET PORTFOLIO (Dreyfus Variable Investment Fund)............22
         GROWTH AND INCOME PORTFOLIO (Dreyfus Variable Investment Fund).......22
         SMALL CAP PORTFOLIO (Dreyfus Variable Investment Fund)...............22
         THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC....................23
         DREYFUS STOCK INDEX FUND.............................................23
   STRONG SPECIAL FUND II, INC................................................23
         STRONG SPECIAL FUND II...............................................23
   STRONG VARIABLE INSURANCE FUNDS, INC.......................................23
         STRONG GROWTH FUND II................................................23
   INVESCO VARIABLE INVESTMENT FUNDS, INC.....................................23

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

         INDUSTRIAL INCOME FUND...............................................23
         TOTAL RETURN FUND....................................................23
         HIGH YIELD FUND......................................................23
   MORGAN STANLEY UNIVERSAL FUNDS INC.........................................24
         U.S. REAL ESTATE PORTFOLIO...........................................24
         VALUE PORTFOLIO......................................................24
         EMERGING MARKETS EQUITY PORTFOLIO....................................24
         FIXED INCOME PORTFOLIO...............................................24
         MID CAP VALUE PORTFOLIO..............................................24
   PBHG INSURANCE SERIES FUND, INC............................................24
         PBHG GROWTH II PORTFOLIO.............................................24
         PBHG LARGE CAP GROWTH PORTFOLIO......................................25
         PBHG TECHNOLOGY & COMMUNICATIONS PORTFOLIO...........................25
   ADDITIONS, DELETIONS, OR SUBSTITUTIONS.....................................25

PERFORMANCE INFORMATION.......................................................26
   YIELD DATA.................................................................26
   TOTAL RETURN DATA..........................................................26

ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED) AND THE
SEPARATE ACCOUNT..............................................................27
   ANNUITY INVESTORS LIFE INSURANCE COMPANY...................................27
   PUBLISHED RATINGS..........................................................27
   THE SEPARATE ACCOUNT.......................................................27

THE FIXED ACCOUNT.............................................................28
   FIXED ACCOUNT OPTIONS......................................................28
   RENEWAL OF FIXED ACCOUNT OPTIONS...........................................28

THE CONTRACT..................................................................29
   RIGHT TO CANCEL............................................................29

PURCHASE PAYMENTS.............................................................30
   PURCHASE PAYMENTS..........................................................30
   ALLOCATION OF PURCHASE PAYMENTS............................................30

ACCOUNT VALUE.................................................................30
   FIXED ACCOUNT VALUE........................................................30
   VARIABLE ACCOUNT VALUE.....................................................31
   ACCUMULATION UNIT VALUE....................................................31
   NET INVESTMENT FACTOR......................................................31

TRANSFERS.....................................................................32
   TELEPHONE TRANSFERS........................................................32
   DOLLAR COST AVERAGING......................................................33
   PORTFOLIO REBALANCING......................................................33
   INTEREST SWEEP.............................................................34
   PRINCIPAL GUARANTEE OPTION.................................................34
   CHANGES BY THE COMPANY.....................................................34


--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

SURRENDERS....................................................................34
   SURRENDER VALUE............................................................34
   SUSPENSION OR DELAY IN PAYMENT OF SURRENDER VALUE..........................35
   FREE WITHDRAWAL PRIVILEGE..................................................36
   SYSTEMATIC WITHDRAWAL......................................................36

CONTRACT LOANS................................................................36

DEATH BENEFIT.................................................................37
   WHEN A DEATH BENEFIT WILL BE PAID..........................................37
   DEATH BENEFIT VALUES.......................................................37
   DEATH BENEFIT COMMENCEMENT DATE............................................38
   FORM OF DEATH BENEFIT......................................................38
   BENEFICIARY................................................................38

CHARGES AND DEDUCTIONS........................................................38
   CONTINGENT DEFERRED SALES CHARGE ("CDSC")..................................38
   MAINTENANCE AND ADMINISTRATION CHARGES.....................................40
   MORTALITY AND EXPENSE RISK CHARGE..........................................40
   PREMIUM TAXES..............................................................41
   TRANSFER FEE...............................................................41
   FUND EXPENSES..............................................................42
   REDUCTION OR ELIMINATION OF CONTRACT CHARGES...............................42

SETTLEMENT OPTIONS............................................................42
   ANNUITY COMMENCEMENT DATE..................................................42
   ELECTION OF SETTLEMENT OPTION..............................................42
   BENEFIT PAYMENTS...........................................................42
   FIXED DOLLAR BENEFIT.......................................................43
   VARIABLE DOLLAR BENEFIT....................................................43
   TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE..............................44
   ANNUITY TRANSFER FORMULA...................................................44
   SETTLEMENT OPTIONS.........................................................45
   MINIMUM AMOUNTS............................................................45
   SETTLEMENT OPTION TABLES...................................................46

GENERAL PROVISIONS............................................................46
   NON-PARTICIPATING..........................................................46
   MISSTATEMENT...............................................................46
   PROOF OF EXISTENCE AND AGE.................................................46
   DISCHARGE OF LIABILITY.....................................................46
   TRANSFER OF OWNERSHIP......................................................46
         NON-QUALIFIED CONTRACT...............................................46
         QUALIFIED CONTRACT...................................................47
   ASSIGNMENT.................................................................47
         NON-QUALIFIED CONTRACT...............................................47
         QUALIFIED CONTRACT...................................................47
   ANNUAL REPORT..............................................................47
   INCONTESTABILITY...........................................................47

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

   ENTIRE CONTRACT............................................................47
   CHANGES -- WAIVERS.........................................................48
   NOTICES AND DIRECTIONS.....................................................48

FEDERAL TAX MATTERS...........................................................48
   INTRODUCTION...............................................................48
   TAXATION OF ANNUITIES IN GENERAL...........................................48
   SURRENDERS.................................................................49
         QUALIFIED CONTRACTS..................................................49
         NON-QUALIFIED CONTRACTS..............................................49
   ANNUITY BENEFIT PAYMENTS...................................................49
   PENALTY TAX................................................................49
   TAXATION OF DEATH BENEFIT PROCEEDS.........................................49
   TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT.......................50
   QUALIFIED CONTRACTS - GENERAL..............................................50
   TEXAS OPTIONAL RETIREMENT PROGRAM..........................................50
   INDIVIDUAL RETIREMENT ANNUITIES............................................50
   TAX-SHELTERED ANNUITIES....................................................50
   PENSION AND PROFIT SHARING PLANS...........................................51
   CERTAIN DEFERRED COMPENSATION PLANS........................................51
   WITHHOLDING................................................................51
   POSSIBLE CHANGES IN TAXATION...............................................51
   OTHER TAX CONSEQUENCES.....................................................51
   GENERAL....................................................................51

DISTRIBUTION OF THE CONTRACT..................................................52

LEGAL PROCEEDINGS.............................................................52

VOTING RIGHTS.................................................................52

AVAILABLE INFORMATION.........................................................53

STATEMENT OF ADDITIONAL INFORMATION...........................................54

APPENDIX A....................................................................55
   QUALIFIED CONTRACTS........................................................55
   NON-QUALIFIED CONTRACTS....................................................56
   GROUP CONTRACT.............................................................60



--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

                                   DEFINITIONS

ACCOUNT(S):  The Sub-Account(s) and/or the Fixed Account options.

ACCOUNT VALUE: The aggregate value of the Owner's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period. The value of the Owner's interest in all Sub-Accounts is the "Variable Account Value," and the value of the Owner's interest in all Fixed Account options is the "Fixed Account Value."

ACCUMULATED EARNINGS: The Account Value in excess of Purchase Payments received by the Company and which have not been returned to the Owner.

ACCUMULATION PERIOD:  The period prior to the applicable Commencement Date.

ACCUMULATION UNIT: The unit of measure used to calculate the value of the Sub-Account(s) prior to the applicable Commencement Date.

ADMINISTRATIVE OFFICE: The home office of the Company or any other place of business the Company may designate for administration.

AGE:  Age as of most recent birthday.

ANNUITANT: A natural person whose life is used to determine the duration of annuity payments involving life contingencies.

ANNUITY BENEFIT: Periodic payments under a settlement option, which commence on or after the Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE: The first day of the first Payment Interval for which an Annuity Benefit payment is to be made under a settlement option.


BENEFICIARY: A person entitled to the Death Benefit under the Contract upon the death of an Owner. If there is a surviving joint Owner, that person will be deemed the Beneficiary.

BENEFIT PAYMENT: The Annuity Benefit or Death Benefit payable under a settlement option. Variable Dollar Benefit payments may vary in amount. Fixed Dollar
Benefit payments remain constant except under certain joint and survivor settlement options.

BENEFIT PAYMENT PERIOD: The period starting with the Commencement Date during which Benefit Payments are to be made under the Contract.

BENEFIT UNIT: The unit of measure used to determine the dollar value of any Variable Dollar Benefit payments after the first Benefit Payment is made by the Company.

CERTIFICATE: The document issued to a Participant evidencing his or her participation under a group Contract.


CODE: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.

COMMENCEMENT DATE: The Annuity Commencement Date if an Annuity Benefit is payable under the Contract, or the Death Benefit Commencement Date if a Death Benefit is payable under the Contract.

CONTRACT ANNIVERSARY:  An annual anniversary of the Contract Effective Date.


--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

CONTRACT EFFECTIVE DATE:  The date shown on the Contract Specifications page.

CONTRACT YEAR: Any period of twelve months commencing on the Contract Effective Date and on each Contract Anniversary thereafter.

DEATH BENEFIT: The benefit described in the Benefit on Death of Owner Section of the Contract.


DEATH BENEFIT COMMENCEMENT DATE: The first day of the first Payment Interval for which a Death Benefit payment is to be made under a settlement option, or the date a Death Benefit is to be paid in a lump sum.

DEATH BENEFIT VALUATION DATE: The date that Due Proof of Death has been received by the Company and the earlier to occur of:

     (1) the Company's receipt of a Written Request with instructions as to the form of Death Benefit; or

     (2) the Death Benefit Commencement Date.

DUE PROOF OF DEATH: Any of the following: (1) a certified copy of a death certificate; (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or (3) any other proof satisfactory to the Company.

FUND: A management investment company, or a portfolio thereof, registered under the Investment Company Act of 1940, as amended, in which a Sub-Account of the Separate Account invests.

NET ASSET VALUE: The amount computed by an investment company, no less frequently than each Valuation Period, as the price at which its shares or units, as the case may be, are redeemed in accordance with the rules of the Securities and Exchange Commission.

OWNER:  The person(s) identified as such on the Contract Specifications page.


PARTICIPANT:  A person who participates in the benefits of a group Contract.


PAYMENT INTERVAL: A monthly, quarterly, annual or other regular interval during the Benefit Payment Period.

PERSON CONTROLLING PAYMENTS:

    NON-QUALIFIED   CONTRACTS:  The  "Person  Controlling  Payments"  means  the following, as the case may be:

     (1) with respect to Annuity Benefit payments,
         (a) the Owner, if the Owner has the right to change the payee; or
         (b) in all other cases, the payee; and
     (2) with respect to Death Benefit payments,
         (a) the Beneficiary; or
         (b) if the Beneficiary is deceased, the payee.

    QUALIFIED CONTRACTS: The "Person Controlling Payments" means the following, as the case may be:

     (1) with respect to Annuity Benefit payments, the Owner; and
     (2) with respect to Death Benefit payments,
         (a) the Beneficiary; or
         (b) if the Beneficiary is deceased, the payee.


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                                     Page 8
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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PURCHASE PAYMENT: A contribution amount paid to the Company in consideration for the Contract, after the deduction of any and all of the following that may apply:
     (1) any fee charged by the person remitting payments for the Owner;
     (2) premium taxes; and/or
     (3) other taxes.

SEPARATE ACCOUNT: An account, which may be an investment company, which is established and maintained by the Company pursuant to the laws of the State of Ohio.

SUB-ACCOUNT: The Separate Account is divided into Sub-Accounts, each of which invests in the shares of a designated Fund.

SURRENDER VALUE: The amount payable under a Contract if the Contract is surrendered.

VALUATION PERIOD: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date. "Valuation Date" means each day on which the New York Stock Exchange is open for business.

WRITTEN REQUEST: Information provided, or a request made, that is complete and satisfactory to the Company, that is sent to the Company on the Company's form or in a manner satisfactory to the Company, which may, at the Company's discretion, be telephonic, and that is received by the Company at the Administrative Office. A Written Request is subject to any payment made or any action the Company takes before the Written Request is acknowledged by the Company. The Company will deem a Written Request a standing order which may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. An Owner may be required to return his or her Contract to the Company in connection with a Written Request.














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                                     Page 9
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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                                   HIGHLIGHTS

THE CONTRACT

      The Commodore Navigator(SERVICEMARK) Contracts described in this Prospectus are available for use in connection with certain non-tax-qualified annuity purchases, including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan, and are also available for arrangements that qualify for favorable tax treatment under Section 401, 403 or 408 of the Code.

      Participation in a group Contract will be evidenced by the issuance of a participant Certificate describing the Participant's interest under the group Contract. Participation in an individual Contract will be evidenced by the issuance of an individual Contract. References to "Contract"
      throughout this Prospectus shall also mean Certificates under group Contracts except where noted. For such group Contracts, references to "Owner" shall also mean the Participant unless the Contract and Certificate otherwise require the Owner to exercise Contractual rights. Unless changed by endorsement, or otherwise noted herein, group Contract provisions are identical to Qualified Contract provisions described in this Prospectus.

      The Owner is the person or persons designated as such on the Contract Specifications page. Subject to the terms of the Contract and unless the Owner dies before the Annuity Commencement Date, the Account Value, after certain adjustments, will be applied to the payment of an Annuity Benefit under the Settlement Option elected by the Owner.

      The Account Value will depend on the investment experience of the amounts allocated to each Sub-Account of the Separate Account elected by the Owner and/or interest credited on amounts allocated to the Fixed Account option(s) elected. All Annuity Benefits and other values provided under the Contract when based on the investment experience of the Separate Account are variable and are not guaranteed as to dollar amount. Therefore, the Owner bears the entire investment risk with respect to amounts allocated to the Separate Account under the Contract.

      THERE IS NO GUARANTEED OR MINIMUM SURRENDER VALUE WITH RESPECT TO AMOUNTS ALLOCATED TO THE SEPARATE ACCOUNT, SO THE PROCEEDS OF A SURRENDER COULD BE LESS THAN THE TOTAL PURCHASE PAYMENTS.

THE SEPARATE ACCOUNT

      Annuity Investors(REGISTERED) Variable Account B is a Separate Account of the Company that is divided into Sub-Accounts. (See "The Separate Account," page 27.) Each Sub-Account uses its assets to purchase, at their Net Asset Value, shares of a Fund. The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series Aggressive Growth Portfolio; (2) Janus Aspen Series Worldwide
      Growth Portfolio; (3) Janus Aspen Series Balanced Portfolio; (4) Janus Aspen Series Growth Portfolio; (5) Janus Aspen Series International Growth Portfolio; (6) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (7) Dreyfus Variable Investment Fund-Money Market Portfolio;
      (8) Dreyfus Variable Investment Fund-Growth and Income Portfolio; (9) Dreyfus Variable Investment Fund-Small Cap Portfolio; (10) The Dreyfus Socially Responsible Growth Fund, Inc.; (11) Dreyfus Stock Index Fund;
      (12) Strong Special Fund II, Inc.; (13) Strong Variable Insurance Funds, Inc.-Strong Growth Fund II; (14) INVESCO VIF-Industrial Income Fund; (15) INVESCO VIF-Total Return Fund; (16) INVESCO VIF-High Yield Fund; (17)
      Morgan Stanley Universal Funds Inc.-U.S. Real Estate Portfolio; (18) Morgan Stanley Universal Funds Inc.-Value Portfolio; (19) Morgan Stanley Universal Funds Inc.-Emerging Markets Equity Portfolio; (20) Morgan Stanley Universal Funds Inc.-Fixed Income Portfolio; (21) Morgan Stanley Universal Funds Inc.-Mid Cap Value Portfolio; (22) PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio; (23) PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio; and (24) PBHG Insurance Series Fund, Inc.-PBHG Technology & Communications Portfolio.


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                                    Page 10
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

      Each Fund pays its investment adviser and other service providers certain fees charged against the assets of the Fund. The Account Value of a Contract and the amount of any Annuity Benefits will vary to reflect the investment performance of all the Sub-Accounts elected by the Owner and the deduction of the charges described under "CHARGES AND DEDUCTIONS," page 38. For more information about the Funds, see "THE FUNDS," page 21 and the accompanying Funds' prospectuses.

THE FIXED ACCOUNT

      The Fixed Account is an account within the Company's general account. There are currently five Fixed Account options available under the Fixed
      Account: a Fixed Accumulation Account option and four fixed term options. Purchase Payments allocated or amounts transferred to the Fixed Account options are credited with interest at a rate declared by the Company's Board of Directors, but in any event at a minimum guaranteed annual rate of 3.0% corresponding to a daily rate of 0.0081%. (See "THE FIXED ACCOUNT," page 28.)

TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE

      Prior to the Annuity Commencement Date, the Owner may transfer values between the Separate Account and the Fixed Account, within the Fixed Account and between the Sub-Accounts, by Written Request to the Company or by telephone in accordance with the Company's telephone transfer rules. (See "TRANSFERS," page 32.)


      The Company currently charges a fee of $25 for each transfer ("Transfer Fee") in excess of twelve made during the same Contract Year. (See "TRANSFERS," page 32.)

SURRENDERS

      All or part of the Surrender Value of a Contract may be surrendered by the Owner on or before the Annuity Commencement Date by Written Request to the Company. Purchase Payments surrendered may be subject to a Contingent Deferred Sales Charge ("CDSC") depending upon how long the Purchase
      Payments to be withdrawn have been held under the Contract. Amounts withdrawn also may be subject to a premium tax or similar tax, depending upon the jurisdiction in which the Owner lives. Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2. Surrenders may further be subject to federal, state or local income taxes or significant tax law restrictions. (See "FEDERAL TAX MATTERS," page 48.)

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

      A CDSC may be imposed on amounts surrendered. The maximum CDSC is 7% for each Purchase Payment. That percentage decreases by 1% annually to 0% after year seven.

      The CDSC may be reduced or waived under certain circumstances. (See "CHARGES AND DEDUCTIONS," page 38.)

OTHER CHARGES AND DEDUCTIONS

      The Company deducts a daily charge ("Mortality and Expense Risk Charge") at an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account. In connection with certain Contracts where the Company incurs reduced sales and servicing expenses, such as Contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates, the Company may offer a Contract with a Mortality and Expense Risk Charge at an effective annual rate of 0.95% of the daily Net Asset Value of each

--------------------------------------------------------------------------------
                                    Page 11
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

      Sub-Account. The Mortality and Expense Risk Charge is not assessed against Fixed Account options. (See "CHARGES AND DEDUCTIONS," page 38.)


      The Company also deducts a Contract maintenance charge each year ("Contract Maintenance Fee"). This Fee is currently $30 and is deducted from an Owner's Variable Account Value on each Contract Anniversary. The Contract Maintenance Fee may be waived under certain circumstances. This Contract Maintenance Fee is not assessed against Fixed Account options. (See "CHARGES AND DEDUCTIONS," page 38.)

      Additionally, the Company deducts a charge to help cover the costs of administering the Contracts and the Separate Account ("Administration Charge"). The Administration Charge is computed at an effective annual rate of 0.15% of the daily Net Asset Value of each Sub-Account. This Administration Charge is not assessed against Fixed Account options.

      Charges for premium taxes may be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges may be deducted from Purchase Payments, from surrenders, and from other payments made under the Contract. (See "CHARGES AND DEDUCTIONS," page 38.)

ANNUITY BENEFITS

      Annuity Benefits are paid on a fixed or variable basis, or a combination of both. (See "Benefit Payments," page 42.)

DEATH BENEFIT

      The Contract provides for the payment of a Death Benefit if the Owner dies prior to the Annuity Commencement Date. The Death Benefit may be paid in one lump sum or pursuant to any available settlement option offered under the Contract. (See "DEATH BENEFIT," page 37.)

FEDERAL INCOME TAX CONSEQUENCES

      An Owner generally should not be taxed on increases in the Account Value until a distribution under the Contract occurs (e.g., a surrender or
      Annuity  Benefit)  or is  deemed  to  occur  (e.g.,  a loan  in  default).
      Generally,   a  portion  (up  to  100%)  of  any  distribution  or  deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise. In addition, a 10% federal penalty tax may apply to certain distributions. (See "FEDERAL TAX MATTERS," page 48.)

RIGHT TO CANCEL  (INDIVIDUAL  CONTRACTS ONLY, UNLESS OTHERWISE REQUIRED BY STATE
LAW)

      An Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day (or longer if required by state law) after receipt. (See "Right to Cancel," page 29.)

CONTACTING THE COMPANY

      All Written Requests and any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771. All inquiries should include the Contract Number and the Owner's name.


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                                    Page 12
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

      NOTE: THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION IN THE REMAINDER OF THIS PROSPECTUS AND IN THE ACCOMPANYING PROSPECTUSES FOR THE FUNDS WHICH SHOULD BE REFERRED TO FOR MORE DETAILED INFORMATION. THE REQUIREMENTS OF AN ENDORSEMENT TO THE CONTRACT OR LIMITATIONS OR PENALTIES IMPOSED BY THE CODE MAY IMPOSE ADDITIONAL LIMITS OR RESTRICTIONS ON PURCHASE PAYMENTS, SURRENDERS, DISTRIBUTIONS, BENEFITS, OR OTHER PROVISIONS OF THE CONTRACT. THIS PROSPECTUS DOES NOT DESCRIBE SUCH LIMITATIONS OR RESTRICTIONS.
      (SEE "FEDERAL TAX MATTERS," PAGE 48.)



























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                                    Page 13
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


                                   SUMMARY OF EXPENSES


OWNER TRANSACTION EXPENSES


 Sales Load Imposed on Purchase Payments                                    NONE

 Contingent Deferred Sales Charge (as a percentage of Purchase
 Payments surrendered)

 Contract Years elapsed since receipt of Purchase Payment

      less than 1 year                                                        7%

      1 year but less than 2 years                                            6%

      2 years but less than 3 years                                           5%

      3 years but less than 4 years                                           4%

      4 years but less than 5 years                                           3%

      5 years but less than 6 years                                           2%

      6 years but less than 7 years                                           1%

      7 years or more                                                         0%

 Surrender Fees                                                             NONE

 Transfer Fee(1)                                                             $25

 Annual Contract Maintenance Fee(2)                                          $30













--------------------

1/ The first twelve transfers in a Contract Year are free. Thereafter, a $25 fee will be charged on each subsequent transfer.

2/ The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $40,000 on the date the Contract Maintenance Fee would otherwise be assessed.





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                                    Page 14
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


                                     ANNUAL EXPENSES


 SEPARATE ACCOUNT    JANUS A.S.    JANUS A.S.   JANUS A.S.    JANUS      JANUS A.S.
ANNUAL EXPENSES(3)   AGGRESSIVE    WORLDWIDE    BALANCED       A.S.     INTERNATIONAL
(as a percentage of    GROWTH        GROWTH    PORTFOLIO(5)   GROWTH       GROWTH
  average Separate  PORTFOLIO(5)  PORTFOLIO(5)             PORTFOLIO(5) PORTFOLIO(5)
   Account assets)
Mortality and
Expense Risk Charge      1.25%        1.25%        1.25%       1.25%       1.25%

Administration Charge    0.15%        0.15%        0.15%       0.15%       0.15%

Other Fees and
Expenses of the          0.00%        0.00%        0.00%       0.00%       0.00%
Separate Account

Total Separate
Account Annual           1.40%        1.40%        1.40%       1.40%       1.40%
Expenses

FUND ANNUAL EXPENSES(4)
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)

Management Fees          0.72%        0.66%        0.79%       0.65%       0.05%

Other Expenses           0.04%        0.14%        0.15%       0.04%       1.21%

Total Fund Annual
Expenses                 0.76%        0.80%        0.94%       0.69%       1.26%




   SEPARATE ACCOUNT       DREYFUS    DREYFUS   DREYFUS   DREYFUS    THE DREYFUS  DREYFUS
ANNUAL EXPENSES(3)(as a    V.I.F.    V.I.F.    V.I.F.    V.I.F.       SOCIALLY   STOCK
 percentage of average    CAPITAL    MONEY     GROWTH &  SMALL CAP  RESPONSIBLE  INDEX
   Separate Account     APPRECIATION MARKET    INCOME    PORTFOLIO     GROWTH     FUND
        assets)          PORTFOLIO   PORTFOLIO PORTFOLIO            FUND, INC.(6)
Mortality and Expense
Risk Charge                1.25%       1.25%     1.25%     1.25%       1.25%       1.25%

Administration Charge      0.15%       0.15%     0.15%     0.15%       0.15%       0.15%

Other Fees and
Expenses of the            0.00%       0.00%     0.00%     0.00%       0.00%       0.00%
Separate Account

Total Separate Account
Annual Expenses            1.40%       1.40%     1.40%     1.40%       1.40%       1.40%

FUND ANNUAL EXPENSES(4)
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)

Management Fees            0.75%       0.50%     0.75%     0.75%       0.72%      0.245%

Other Expenses             0.09%       0.12%     0.08%     0.04%       0.24%      0.055%

Total Fund Annual
Expenses                   0.84%       0.62%     0.83%     0.79%       0.96%       0.30%



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                                    Page 15
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


      SEPARATE ACCOUNT       STRONG SPECIAL         STRONG V.I.F.-
      ANNUAL EXPENSES(3)      FUND II, INC.          STRONG GROWTH
      (as a percentage                                  FUND II
         of average
      Separate Account
           assets)
     ---------------------------------------------------------------
     Mortality and
     Expense Risk Charge          1.25%                  1.25%

     Administration               0.15%                  0.15%
     Charge

     Other Fees and
     Expenses of the
     Separate Account             0.00%                  0.00%

     Total Separate
     Account Annual
     Expenses                     1.40%                  1.40%


     FUND ANNUAL EXPENSES(7)
     (as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)

     Management Fees              1.00%                  1.00%

     Other Expenses               0.17%                  1.00%

     Total Fund Annual
     Expenses                     1.17%                  2.00%



      SEPARATE ACCOUNT   INVESCO VIF-  INVESCO VIF-   INVESCO VIF-
      ANNUAL EXPENSES(3)  INDUSTRIAL      TOTAL         HIGH YIELD
      (as a percentage  INCOME FUND(8)(9) RETURN        Fund(8)(11)
         of average                     Fund(8)(10)
      Separate Account
           assets)
      --------------------------------------------------------------
      Mortality and
      Expense Risk
      Charge                1.25%         1.25%           1.25%

      Administration
      Charge                0.15%         0.15%           0.15%

      Other Fees and
      Expenses of the
      Separate Account      0.00%         0.00%           0.00%

      Total Separate
      Account Annual
      Expenses              1.40%         1.40%           1.40%

      FUND ANNUAL EXPENSES(4)
      (as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)

      Management Fees       0.75%         0.75%           0.60%

      Other Expenses        0.20%         0.19%           0.27%

      Total Fund
      Annual Expenses       0.95%         0.94%           0.87%


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                                    Page 16
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


      SEPARATE ACCOUNT     MORGAN STANLEY     MORGAN STANLEY
      ANNUAL EXPENSES(3)  UNIVERSAL FUNDS       UNIVERSAL
       as a percentage   INC.-MID CAP VALUE        FUNDS
         of average           PORTFOLIO       INC.-U.S. REAL
      Separate Account                            ESTATE
           assets)                               PORTFOLIO
      --------------------------------------------------------
      Mortality and
      Expense Risk              1.25%              1.25%
      Charge

      Administration            0.15%              0.15%
      Charge

      Other Fees and
      Expenses of the
      Separate Account          0.00%              0.00%

      Total Separate
      Account Annual
      Expenses                  1.40%              1.40%

      FUND ANNUAL EXPENSES(12)
      (as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)

      Management Fees           0.75%              0.80%

      Other Expenses            0.30%              0.30%

      Total Fund
      Annual Expenses           1.05%              1.10%




 SEPARATE ACCOUNT ANNUAL   MORGAN STANLEY    MORGAN STANLEY    MORGAN STANLEY
    EXPENSES(3) (as a        UNIVERSAL         UNIVERSAL         UNIVERSAL
  percentage of average      FUNDS INC.-         FUNDS          FUNDS INC.-
Separate Account assets)   VALUE PORTFOLIO   INC.-EMERGING      FIXED INCOME
                                             MARKETS EQUITY      PORTFOLIO
                                               PORTFOLIO
------------------------------------------------------------------------------
Mortality and Expense
Risk Charge                     1.25%            1.25%             1.25%

Administration Charge           0.15%            0.15%             0.15%

Other Fees and Expenses
of the Separate Account         0.00%            0.00%             0.00%

Total Separate Account
Annual Expenses                 1.40%            1.40%             1.40%

FUND ANNUAL EXPENSES12
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)

Management Fees                 0.55%            1.25%             0.40%

Other Expenses                  0.30%            0.50%             0.30%

Total Fund Annual
Expenses                        0.85%            1.75%             0.70%



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                                    Page 17
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

 SEPARATE ACCOUNT ANNUAL   PBHG INSURANCE    PBHG INSURANCE    PBHG INSURANCE
    EXPENSES(3) (as a        SERIES FUND,     SERIES FUND,      SERIES FUND,
  percentage of average   INC.-PBHG GROWTH  INC.-PBHG LARGE      INC.-PBHG
Separate Account assets)   II PORTFOLIO(13)    CAP GROWTH       TECHNOLOGY &
                                              PORTFOLIO(13)    COMMUNICATIONS
                                                                PORTFOLIO(13)
------------------------------------------------------------------------------
Mortality and Expense
Risk Charge                     1.25%            1.25%             1.25%

Administration Charge           0.15%            0.15%             0.15%

Other Fees and Expenses
of the Separate Account         0.00%            0.00%             0.00%

Total Separate Account
Annual Expenses                 1.40%            1.40%             1.40%

FUND ANNUAL EXPENSES
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)

Management Fees                 0.85%            0.72%             0.61%

Other Expenses                  0.30%            0.38%             0.59%

Total Fund Annual
Expenses                        1.15%            1.10%             1.20%


The purpose of this table is to assist an Owner in understanding the various costs and expenses that the Owner will bear directly and indirectly with respect to investment in the Separate Account. The table reflects expenses of each Sub-Account as well as of the Fund in which the Sub-Account invests. See "CHARGES AND DEDUCTIONS," page 38 of this Prospectus and the accompanying prospectus for the applicable Fund for a more complete description of the various costs and expenses. Information regarding each underlying Fund has been provided to the Company by each Fund, and the Company has not independently verified such information. In addition to the expenses listed above, premium taxes may be applicable. The dollar figures should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $30 Contract Maintenance Charge is included in the Examples as $1.

__________________
3/ Annual expenses are anticipated to be the same for each Sub-Account. These expenses are based on estimated amounts for the current fiscal year.


4/ Data for each Fund are for its fiscal year ended December 31, 1996. Actual expenses in future years may be higher or lower.


5/ The fees and expenses in the table above are based on gross expenses before expense offset arrangements for the fiscal year ended December 31, 1996. The information for each Portfolio is net of fee waivers or reduction from Janus
Corporation. Fee reductions for the Aggressive Growth, Worldwide Growth and Balanced Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total Operating Expenses would have been 1.00%, 1.21% and 2.21%, respectively for the International Growth Portfolio; 0.79%, 0.04% and 0.83%, respectively for the Growth Portfolio; 0.79%, 0.04%, and 0.83%, respectively for Aggressive Growth Portfolio; 0.77%, 0.14% and 0.91%, respectively for Worldwide Growth Portfolio and 0.92%, 0.15% and 1.07%, respectively for the Balanced Portfolio. Janus Corporation may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.


6/ Fund expenses are net of management fees and other expenses waived and/or reimbursed. In the absence of such fee waivers and/or expense reimbursements, Management Fees, Other Expenses and Total Portfolio Expenses would have been as follows for the fiscal year ended December 31, 1996: 0.75%, 0.24% and 0.99%, respectively, for The Dreyfus Socially Responsible Growth Fund, Inc.


7/ There were no expense reimbursements applicable for any of these funds, nor are there currently any expense reimbursement arrangements. With respect to the Strong Growth Fund II, "Other Expenses" have been estimated because the Fund did not commence operations until December 31, 1996. This estimate is based on the projected growth of the Fund during its first year of operations. Please refer to the Fund's unaudited financial highlights in its prospectus for the Fund's

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                                    Page 18
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

ratio of expenses to average net assets, which is annualized, based on the Fund's first three months of operations.


8/ In accordance with a Sub-Advisory Agreement between INVESCO Funds Group, Inc. ("IFG") and INVESCO Trust Company ("ITC"), a wholly owned subsidiary of IFG, investment decisions of High Yield and Industrial Income Funds are made by ITC. A separate Sub-Advisory Agreement between IFG and INVESCO Capital Management, Inc. ("ICM"), an affiliate of IFG, provides that investment decisions of Total Return Fund are made by ICM. Fees for such sub-advisory services are paid by IFG.


9/ Various expenses of the Portfolio were voluntarily absorbed by IFG for the year ended December 31, 1996. If such expenses had not been voluntarily absorbed, ratio of expenses to average net assets would have been 1.19%, and ratio of net investment income to average net assets would have been 2.63%. Expense ratio of 0.95% is based on Total Expenses of the Portfolio, less Expenses Absorbed by Investment Adviser, which is before any expense offset arrangements.


10/ Various expenses of the Portfolio were voluntarily absorbed by IFG for the year ended December 31, 1996. If such expenses had not been voluntarily absorbed, ratio of expenses to average net assets would have been 1.30% and ratio of net investment income to average net assets would have been 3.08%. Expense ratio of 0.94% is based on Total Expenses of the Portfolio, less Expenses Absorbed by Investment Adviser, which is before any expense offset arrangement.


11/ Various expenses of the Portfolio were voluntarily absorbed by IFG for the year ended December 31, 1996. If such expenses had not been voluntarily absorbed, ratio of expenses to average net assets would have been 1.32% and ratio of net investment income to average net assets would have been 8.74%. Expense ratio of 0.87% is based on Total Expenses of the Portfolio, less Expenses Absorbed by Investment Adviser, which is before any expense offset arrangements.


12/ Morgan Stanley Asset Management Inc. and Miller Anderson & Sherrerd, LLP have agreed to a reduction in their management fees and to reimburse the Portfolios for which they act as investment adviser if such fees would cause "Total Fund Annual Expenses" to exceed the amounts set forth in the tables above. The only Portfolio of Morgan Stanley Universal Funds that was operational on December 31, 1996 is the Emerging Markets Portfolio, with respect to which Morgan Stanley Asset Management Inc. has agreed to a reduction in its management fee and to reimburse the Portfolio if such fees would cause "Total Fund Annual Expenses" to exceed 1.75% of average daily net assets. Absent such reductions, it is estimated that annualized "Management Fees" and "Total Fund Annual Expenses" for the Emerging Markets Equity Portfolio would have been 1.25% and 6.17%, respectively for the period October 1, 1996 (commencement of the Portfolio's operations) through December 31, 1996.


13/ The Adviser has voluntarily agreed to waive or limit advisory fees or assume Other Expenses of the Portfolios in order to limit total expenses to not more than 1.20% of the average daily net assets of the PBHG Insurance Series Fund, Inc.-PBHG Technology & Communications Fund Portfolio through December 31, 1997. Such waiver of advisory fees is subject to a possible reimbursement by the Portfolio in future years if such reimbursement can be achieved within the foregoing annual expense limits. Absent such fee waiver/expense reimbursements, the advisory fees and estimated Total Operating Expenses for the PBHG Insurance Series Fund, Inc.-PBHG Technology & Communications Portfolio would be 0.85% and 1.44%; for the PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio would be 0.75% and 1.13%. Given the projected asset size of the Growth II Portfolio, it is not anticipated that a fee waiver or expense reimbursement will be necessary with respect to that Portfolio.



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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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EXAMPLES(14)
If the Owner surrenders his or her Contract at the end of the applicable time period, the following expenses will be charged on a $1,000 investment, assuming a 5% annual return on assets:



SUB-ACCOUNT                                                   1 YEAR   3 YEARS
-------------------------------------------------------------------------------

Janus A.S. Aggressive Growth Portfolio                         $ 93     $125
Janus A.S. Worldwide Growth Portfolio                          $ 94     $127
Janus A.S. Balanced Portfolio                                  $ 95     $131
Janus A.S. Growth Portfolio                                    $ 93     $123
Janus A.S. International Growth Portfolio                      $ 98     $141
Dreyfus V.I.F. Capital Appreciation Portfolio                  $ 94     $128
Dreyfus V.I.F. Money Market Portfolio                          $ 92     $121
Dreyfus V.I.F. Growth and Income Portfolio                     $ 94     $128
Dreyfus V.I.F. Small Cap Portfolio                             $ 94     $126
The Dreyfus Socially Responsible Growth Fund, Inc.             $ 95     $132
Dreyfus Stock Index Fund                                       $ 89     $110
Strong Special Fund II, Inc.                                   $ 97     $138
Strong Variable Insurance Funds, Inc.-Strong Growth Fund II    $106     $164
INVESCO VIF-Industrial Income Fund                             $ 95     $129
INVESCO VIF-Total Return Fund                                  $ 95     $129
INVESCO VIF-High Yield Fund                                    $ 94     $127
Morgan Stanley Universal Funds Inc.-Mid-Cap Value Portfolio    $ 96     $135
Morgan Stanley Universal Funds Inc.-U.S. Real Estate           $ 97     $136
     Portfolio
Morgan Stanley Universal Funds Inc.-Value Portfolio            $ 94     $128
Morgan Stanley Universal Funds Inc.-Emerging Markets           $103     $157
     Equity Portfolio
Morgan Stanley Universal Funds Inc.-Fixed Income Portfolio     $ 93     $123
PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio      $ 97     $138
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth         $ 97     $136
     Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Technology &             $ 98     $139
     Communications Portfolio


------------------------

14/ The examples assume the reinvestment of all dividends and distributions, no transfers among Sub-Accounts or between Accounts and a 5% annual rate of return as mandated by Securities and Exchange Commission regulations. Annual Contract Maintenance Fees are based on an estimated average Account Value for the current fiscal year.


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                                    Page 20
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

If the Owner does not surrender his or her Contract, or if it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period, assuming a 5% annual return on assets:


SUB-ACCOUNT                                               1 YEAR   3 YEARS


Janus A.S. Aggressive Growth Portfolio                      $ 23    $ 75
Janus Worldwide Growth Portfolio                            $ 24    $ 77
Janus A.S. Balanced Portfolio                               $ 25    $ 81
Janus A.S. Growth Portfolio                                 $ 23    $ 73
Janus A.S. International Growth Portfolio                   $ 28    $ 91
Dreyfus V.I.F. Capital Appreciation Portfolio               $ 24    $ 78
Dreyfus V.I.F. Money Market Portfolio                       $ 22    $ 71
Dreyfus V.I.F. Growth and Income Portfolio                  $ 24    $ 78
Dreyfus V.I.F. Small Cap Portfolio                          $ 24    $ 76
The Dreyfus Socially Responsible Growth Fund, Inc.          $ 25    $ 82
Dreyfus Stock Index Fund                                    $ 19    $ 60
Strong Special Fund II, Inc.                                $ 27    $ 88
Strong Variable Insurance Funds, Inc.-Strong Growth         $ 36    $114
     Fund II
INVESCO VIF-Industrial Income Fund                          $ 25    $ 79
INVESCO VIF-Total Return Fund                               $ 25    $ 79
INVESCO VIF-High Yield Fund                                 $ 24    $ 77
Morgan Stanley Universal Funds Inc.-Mid-Cap Value           $ 26    $ 85
     Portfolio
Morgan Stanley Universal Funds Inc.-U.S. Real Estate        $ 27    $ 86
     Portfolio
Morgan Stanley Universal Funds Inc.-Value Portfolio         $ 24    $ 78
Morgan Stanley Universal Funds Inc.-Emerging Markets        $ 33    $107
     Equity Portfolio
Morgan Stanley Universal Funds Inc.-Fixed Income            $ 23    $ 73
     Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Growth II             $ 27    $ 88
     Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth      $ 27    $ 86
     Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Technology &          $ 28    $ 89
     Communications Portfolio


The examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the examples.

The fee table and examples do not include charges to the Owner for premium taxes.

                      FINANCIAL STATEMENTS FOR THE COMPANY

The financial statements and report of independent public accountants for the Company are contained in the Statement of Additional Information. Because the Contracts registered by this Prospectus had not yet been issued as of the date of this Prospectus, no financial information for the Separate Account is provided.


                                    THE FUNDS

The Separate Account currently has twenty-four Funds that are available for investment under the Contract. Each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund. There is no assurance that any of these Funds will achieve their stated objectives. The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Funds.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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The Separate  Account  invests  exclusively  in shares of the Funds listed below
(followed by a brief overview of each Fund's investment objective(s) and policies):

JANUS ASPEN SERIES:

      AGGRESSIVE  GROWTH  PORTFOLIO.  A  nondiversified   portfolio  that  seeks
      long-term growth of capital by investing primarily in common stocks with an emphasis on securities issued by medium-sized companies.

      WORLDWIDE GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

      BALANCED PORTFOLIO. A diversified portfolio that seeks long-term growth of capital balanced by current income. The Fund normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

      GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on companies with larger market capitalizations.

      INTERNATIONAL  GROWTH  PORTFOLIO.   A  diversified  portfolio  that  seeks
      long-term growth of capital by investing primarily in common stocks of foreign issuers.

      Janus Corporation serves as the investment adviser to each of these Portfolios.

DREYFUS FUNDS:

      CAPITAL  APPRECIATION  PORTFOLIO  (Dreyfus Variable  Investment Fund). The
      Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. It seeks to achieve its goals by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments.

      The Dreyfus Corporation serves as the investment adviser and Fayez Sarofim & Co. serves as the sub-investment adviser to this Portfolio.

      MONEY MARKET PORTFOLIO (Dreyfus Variable Investment Fund). The Money Market Portfolio's goal is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. This Portfolio invests in short-term money market instruments. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

      GROWTH AND INCOME PORTFOLIO (Dreyfus Variable Investment Fund). The Growth and Income Portfolio's goal is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This Portfolio invests primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.

      SMALL CAP PORTFOLIO (Dreyfus Variable Investment Fund). The Small Cap Portfolio's goal is to maximize capital appreciation. This Portfolio invests primarily in common stocks of domestic and foreign issuers. This Portfolio will be particularly alert to companies that The Dreyfus Corporation considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      The Dreyfus  Corporation serves as investment adviser to the Money Market,
      Growth and Income, and Small Cap Portfolios.

      THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. The Dreyfus Socially Responsible Growth Fund, Inc.'s primary goal is to provide capital growth. It seeks to achieve this goal by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

      The Dreyfus Corporation serves as the investment adviser and NCM Capital Management Group, Inc. serves as the sub-investment adviser to this Fund.

      DREYFUS STOCK INDEX FUND. The Dreyfus Stock Index Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Stock Index Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

      The Dreyfus Corporation acts as the Fund manager and Mellon Equity Associates, an affiliate of Dreyfus, is the index manager.

STRONG SPECIAL FUND II, INC.


      STRONG SPECIAL FUND II. The investment objective of the Strong Special Fund II is to seek capital growth. It currently emphasizes medium-sized companies that the Fund's adviser believes are under-researched and attractively valued.


      Strong Capital Management, Inc. serves as the investment adviser to this Fund.

STRONG VARIABLE INSURANCE FUNDS, INC.



      STRONG GROWTH FUND II. The investment objective of the Strong Growth Fund II is to seek capital growth. It invests primarily in equity securities that the Fund's adviser believes have above-average growth prospects.


      Strong Capital Management, Inc. serves as the investment adviser to this Fund.

INVESCO VARIABLE INVESTMENT FUNDS, INC.:

      INDUSTRIAL INCOME FUND. The investment objective of the Industrial Income Fund is to seek the best possible current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of portfolio securities.

      TOTAL RETURN FUND. The investment objective of the Total Return Fund is to seek a high total return on investment through capital appreciation and current income. The Total Return Fund seeks to accomplish its objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock) and fixed income securities.

      HIGH YIELD FUND. The investment objective of the High Yield Fund is to seek a high level of current income by investing substantially all of its assets in lower rated bonds and other debt securities and in preferred stock. The Fund pursues its investment objective through investment in a variety of long-term, intermediate-term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Fund's primary objective. For further discussion of the

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

      risks associated with investment in lower rated bonds, please see the attached INVESCO Variable Investment Funds, Inc. prospectus.

      INVESCO Funds Group, Inc. serves as the investment adviser to each of these Funds.



MORGAN STANLEY UNIVERSAL FUNDS INC.:

      U.S. REAL ESTATE PORTFOLIO. The investment objective of the U.S. Real Estate Portfolio is above-average current income and long-term capital appreciation by investing primarily in equity securities of U.S. and non-U.S. companies principally engaged in the U.S. real estate industry, including Real Estate Investment Trusts (REITs).

      Morgan Stanley Asset Management Inc. serves as the investment adviser to this Portfolio.

      VALUE PORTFOLIO. The investment objective of the Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of common stocks and other equity securities deemed by the adviser to be undervalued based on various measures such as price-earnings ratios and price/book ratios.

      Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Group Inc.) serves as the investment adviser to this Portfolio.

      EMERGING MARKETS EQUITY PORTFOLIO. The investment objective of the Emerging Markets Equity Portfolio is long-term capital appreciation by investing primarily in equity securities of emerging market country issuers with a focus on those in which the adviser believes the economies are developing strongly and in which the markets are becoming more sophisticated.

      Morgan Stanley Asset Management Inc. serves as the investment adviser to this Portfolio.

      FIXED INCOME PORTFOLIO. The investment objective of the Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of securities issued by the U.S. Government and its Agencies, Corporate Bonds, Mortgage-Backed Securities, Foreign Bonds, and other Fixed Income Securities.

      Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Group Inc.) serves as the investment adviser to this Portfolio.


      MID CAP VALUE PORTFOLIO. The Mid Cap Value Portfolio seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities of issuers with equity capitalizations in the range of the companies represented in the S&P MidCap 400 Index. Such range is currently $100 million to $8 billion but the range fluctuates over time with changes in the equity market.


      Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Group Inc.) serves as the investment adviser to this Portfolio.


PBHG INSURANCE SERIES FUND, INC.


      PBHG GROWTH II PORTFOLIO. The investment objective of the PBHG Insurance Series Growth II Portfolio is to seek capital appreciation by investing primarily in common stocks and convertible securities of small and medium sized growth companies (market capitalization or annual revenues up to $4 billion) that are considered to have an outlook for strong earnings growth.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      PBHG LARGE CAP GROWTH  PORTFOLIO.  The  investment  objective  of the PBHG
      Insurance Series Large Cap Growth Portfolio is to seek long-term growth of capital by investing primarily in common stocks of large capitalization companies (market capitalization in excess of $1 billion) that are considered to have an outlook for strong growth in earnings and potential for capital appreciation.


      PBHG TECHNOLOGY & COMMUNICATIONS PORTFOLIO. The investment objective of the PBHG Insurance Series Technology & Communications Portfolio is to seek long-term growth of capital by investing primarily in common stocks of companies which rely extensively on technology or communications in their product development or operations, or which are expected to benefit from technological advances and improvements, and that may be experiencing exceptional growth in sales and earnings driven by technology or communications-related products and services.


      Pilgrim Baxter & Associates, Ltd. serves as the investment advisor to each of these Portfolios.


      THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

      INVESTMENTS IN THESE FUNDS ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT OR ANY OTHER ENTITY OR PERSON.

      Since each of the Funds is available to separate accounts of other insurance companies offering variable annuity and variable life products, and certain Funds may be available to qualified pension and retirement plans, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more other separate accounts or plans investing in the Fund. In the event of a material conflict, the affected insurance companies and plans will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the particular Fund. See the Funds' prospectuses for greater detail.

      Additional information concerning the investment objectives and policies of each Fund, the investment advisory services and administrative services of each Fund and charges of each Fund can be found in the current prospectus for each Fund which accompanies this Prospectus. THE APPROPRIATE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO, OR TRANSFERS AMONG, THE SUB-ACCOUNTS.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS

      The Company does not control the Funds and cannot guarantee that any of the Sub-Accounts or any of the Funds will always be available for allocation of Purchase Payments or transfers. The Company retains the right to make changes in the Separate Account and its investments.

      The Company reserves the right to eliminate the shares of any Fund held by a Sub-Account and to substitute shares of another investment company for the shares of any Fund, if the shares of that Fund are no longer available for investment or if, in the Company's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the Investment Company Act of 1940, as amended
      ("1940 Act"), or other applicable law, a substitution of shares attributable to the Owner's interest in a Sub-Account will not be made without prior notice to the Owner and the prior approval of the Securities and Exchange Commission. Nothing contained herein shall prevent the Separate Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by Owners.

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      New  Sub-Accounts  may be established  when, in the sole discretion of the
      Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing Owners on a basis to be determined by the Company. Each additional Sub-Account will purchase shares in a Fund or in another mutual fund or investment vehicle. The Company may also eliminate one or more Sub-Accounts, if in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Sub-Account is eliminated, the Company will notify Owners and request a re-allocation of the amounts invested in the eliminated Sub-Account.

      In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.


                             PERFORMANCE INFORMATION

      From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL INFORMATION AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. For a description of the methods used to determine yield and total return, see the Statement of Additional Information.

YIELD DATA

      The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The Company may also advertise the effective yield of the Money Market Sub-Account which is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

      The yield of a Sub-Account other than the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day period. The yield calculations do not reflect the effect of any CDSC or premium taxes that may be applicable to a particular Contract which would reduce the yield of that Contract.

TOTAL RETURN DATA

      The average annual total return of a Sub-Account refers to return quotations assuming an investment has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, respectively, the average annual total return presented will be presented for these periods, although other periods may also be provided. The standardized average annual total return quotations reflect the deduction of all applicable charges except for premium taxes. In addition to the standardized average annual total return for a Sub-Account, the Company may provide cumulative total return and/or other non-standardized total return for the Sub-Account. Total return data that does not reflect the CDSC and other charges will be higher than the total return realized by an investor who incurs the charges.

      Reports and promotional literature may contain the ranking of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc.,

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      VARDS,  IBC/Donoghue's  Money Fund Report,  Financial  Planning  Magazine,
      Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria. The Company may compare the performance of a Sub-Account with applicable indices and/or industry averages. Performance information may present the effects of tax-deferred compounding on Sub-Account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include comparisons of investment return on a tax-deferred basis with currently taxable investment return.

      The Company may also advertise performance figures for the Sub-Accounts based on the performance of a Fund prior to the time the Separate Account commenced operations.


      ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED) AND THE SEPARATE
                                     ACCOUNT

ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED)

      Annuity Investors Life Insurance Company(REGISTERED) (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company. It was incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.

      The Company is a wholly owned subsidiary of Great American(REGISTERED) Life Insurance Company which is a wholly owned subsidiary of American Annuity Group(SERVICEMARK), Inc., a publicly traded insurance holding company. That company is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company.

      The home office of the Company is located at 250 East Fifth Street, Cincinnati, Ohio 45202.

PUBLISHED RATINGS

      The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as reflecting on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of those agencies as to an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

THE SEPARATE ACCOUNT

      Annuity Investors(REGISTERED) Variable Account B was established by the Company as an insurance company separate account under the laws of the State of Ohio on December 19, 1996, pursuant to resolutions of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.


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                                    Page 27
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      The assets of the  Separate  Account are owned by the Company but they are held separately from the other assets of the Company. The Ohio Revised Code provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company.

      Under Ohio law, the assets of the Separate Account will be held for the exclusive benefit of Owners of, and the persons entitled to payment under, the Contracts offered by this Prospectus and under all other contracts which provide for accumulated values or dollar amount payments to reflect investment results of the Separate Account. The obligations arising under the Contracts are obligations of the Company.

      The Separate Account is divided into Sub-Accounts, each of which invests solely in a specific corresponding Fund. (See "THE FUNDS," page 21.) Changes to the Sub-Accounts may be made at the discretion of the Company. (See "Additions, Deletions, or Substitutions," page 25.)


                                THE FIXED ACCOUNT

      The Fixed Account is a part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interest therein is generally subject to the provisions of these Acts, and the staff of the Securities and Exchange Commission does not generally review the disclosures in the prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account and the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus.

      The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law. The Company delegates the investment of the assets of the Fixed Account to American Money Management Corporation. Allocation of any amounts to the Fixed Account does not entitle Owners to share directly in the investment experience of these assets. The Company assumes the risk of investment gain or loss on the portion of the Account Value allocated to the Fixed Account. All assets held in the general account are subject to the Company's general liabilities from business operations.

FIXED ACCOUNT OPTIONS

      There are currently five options under the Fixed Account: the Fixed Accumulation Account Option; and the guarantee period options referred to in the Contract as the Fixed Account options One-Year, Three-Year, Five-Year, and Seven-Year Guarantee Period, respectively. Different Fixed Account options may be offered by the Company at any time. Purchase Payments allocated and amounts transferred to the Fixed Account options accumulate interest at the applicable current interest rate declared by the Company's Board of Directors, and if applicable, for the duration of the guarantee period selected.

      The Company guarantees a minimum rate of interest for the Fixed Account options. The guaranteed rate is 3% per year, compounded annually.


RENEWAL OF FIXED ACCOUNT OPTIONS

      The following provisions apply to all Fixed Account options except the Fixed Accumulation Account Option.


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                                    Page 28
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      At the end of a  guarantee  period,  and for the thirty  days  immediately preceding the end of such guarantee period, the Owner may elect a new option to replace the Fixed Account option that is then expiring. The entire amount maturing may be reallocated to any of the then-current options under the Contract (including the various Sub-Accounts within the Separate Account), except that a Fixed Account option with a guarantee period that would extend past the Annuity Commencement Date may not be selected. In particular, in the case of renewals occurring within one year of such Commencement Date, the only Fixed Account option available is the Fixed Accumulation Account Option.

      If the Owner does not specify a new Fixed Account option in accordance with the preceding paragraph, the Owner will be deemed to have elected the same Fixed Account option as is expiring, so long as the guarantee period of such option does not extend beyond the Annuity Commencement Date. In the event that such a period would extend beyond the Annuity Commencement Date, the Owner will be deemed to have selected the Fixed Account option with the longest available guarantee period that expires prior to the Annuity Commencement Date, or, failing that, the Fixed Accumulation Account Option.


                                  THE CONTRACT

      The Contracts described herein are individual and group flexible premium deferred annuities. The rights and benefits are described below and in the Contract. References to "Contract" throughout this Prospectus shall also mean Certificates issued under group Contracts, except where noted. The Company reserves the right to make any modification to conform the Contracts to, or give the Owner the benefit of, any applicable law. The obligations under the Contracts are obligations of the Company.


      The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.


      Fixed Account Values, Variable Account Values, benefits and charges will be calculated separately for each Contract. The various administrative rules described below will apply separately to each Contract, unless otherwise noted. The Company reserves the right to terminate any Contract at any time the Surrender Value is less than $500. A surrender will be deemed to have been made and the Company will pay the Owner the Surrender Value. A group Contract may be terminated on 60 days advance notice, in which case Participants will be entitled to continue their interests on a deferred, paid-up basis, subject to the Company's right to terminate as described above.

RIGHT TO CANCEL  (INDIVIDUAL  CONTRACTS ONLY UNLESS OTHERWISE  REQUIRED BY STATE
LAW)

      The Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day (or longer if required by state law) following the date the Owner receives the Contract. The Contract must be returned to the Company, and the required notice must be given in person, or to the agent who sold it to the Owner, or by mail. If by mail, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the Owner cancels the Contract as set forth above, the Contract will be void and the Company will refund the Purchase Payment(s) plus or minus any investment gains or losses under the Contract as of the end of the Valuation Period during which the returned Contract is received by the Company, or as otherwise required by law. Where required by state or federal law, the Right to Cancel provision of a Contract will provide that the Company will refund Purchase Payment(s) during the minimum refund period required. Where required by state law, the right to cancel provision of a Contract may provide for refund of a different amount or a right to cancel for a different time period than described above.


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                                    Page 29
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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                                PURCHASE PAYMENTS

PURCHASE PAYMENTS

      The minimum initial Purchase Payment for Qualified Contracts purchased under a periodic payment program is $50; for other Qualified Contracts, $2,000; for Non-Qualified Contracts purchased under a periodic payment program, $100; and for other Non-Qualified Contracts, $5,000. Under any Contract, the Company requires each subsequent Purchase Payment to be at least $50. Purchase Payments and tax-free transfers or rollovers may be sent to the Company at its Administrative Office at any time before the Annuity Commencement Date so long as the Contract has not been fully surrendered and the Owner is still living.

      Each Purchase Payment will be applied by the Company to the credit of the Owner's Account. If the application form is in good order, the Company will apply the initial Purchase Payment to an account for the Owner within two business days of receipt of the Purchase Payment at the Administrative Office. If the application form is not in good order, the Company will attempt to get the application form in good order within five business days. If the application form is not in good order at the end of this period, the Company will inform the Owner of the reason for the delay and that the Purchase Payment will be returned immediately unless he or she specifically consents to the Company keeping the Purchase Payment until the application form is in good order. Once the application form is in good order, the Purchase Payment will be applied to the Owner's Account within two business days.

      Each additional Purchase Payment is credited to a Contract as of the next Valuation Date following the receipt of such additional Purchase Payment.

      No Purchase Payment for any Contract may exceed $500,000 without prior approval of the Company.

ALLOCATION OF PURCHASE PAYMENTS

      The Company will allocate Purchase Payments to the Fixed Account options and/or to the Sub-Accounts according to instructions received by Written Request. Allocations must be made in whole percentages. The minimum Purchase Payment amount that can be allocated to a Fixed Account option other than the Fixed Accumulation Account is $2,000.


                                  ACCOUNT VALUE

      The Account Value is equal to the aggregate value of the Owner's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period. The value of the Owner's interest in all Sub-Accounts is the "Variable Account Value," and the value of the Owner's interest in all Fixed Account options is the "Fixed Account Value."

FIXED ACCOUNT VALUE

      The Fixed Account Value for the Contract at any time is equal to: (a) the Purchase Payment(s) allocated to the Fixed Account; plus (b) amounts transferred to the Fixed Account; plus (c) interest credited to the Fixed Account; less (d) any charges, surrenders, deductions, amounts transferred from the Fixed Account or other adjustments made in accordance with the provisions of the Contract.

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                                    Page 30
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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VARIABLE ACCOUNT VALUE

      Purchase Payments may be allocated among, and Account values may be transferred to, the various Sub-Accounts within the Separate Account, subject to the provisions of the Contract governing transfers. For each Sub-Account, the Purchase Payment(s) or amounts transferred are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the Accumulation Unit for that Sub-Account at the end of the Valuation Period on which the Purchase Payment(s) or transferred amount is received.

      The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

            (1)  transfer from a Sub-Account;

            (2)  full or partial surrender of the Variable Account Value;

            (3)  payment of a Death Benefit;

            (4)  application  of the  Variable  Account  Value  to a  Settlement
                 Option;

            (5)  deduction of the Contract Maintenance Fee; or

            (6)  deduction of any Transfer Fee.

      Accumulation Units will be canceled as of the end of the Valuation Period during which the Company receives a Written Request regarding the event giving rise to such cancellation, or an applicable Commencement Date, or the end of the Valuation Period on which the Contract Maintenance Fee or Transfer Fee is due, as the case may be.

      The Variable Account Value for a Contract at any time is equal to the sum of the number of Accumulation Units for each Sub-Account attributable to that Contract multiplied by the Accumulation Unit value ("Accumulation Unit Value") for each Sub-Account at the end of the preceding Valuation Period.

ACCUMULATION UNIT VALUE

      The initial Accumulation Unit Value for each Sub-Account, with the exception of the Money Market Sub-Account, was set at $10. The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. Thereafter, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor, as described below.

NET INVESTMENT FACTOR

      The Net Investment Factor is a factor applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit for each Sub-Account may increase or decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

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                                    Page 31
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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            (1)  is equal to:

                 (a) the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the applicable Valuation Period; plus

                 (b) the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the applicable Valuation Period; plus or minus

                 (c) a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

            (2) is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the immediately preceding Valuation Period; and

            (3) is the factor representing the Mortality and Expense Risk Charge and the Administration Charge deducted from the Sub-Account for the number of days in the applicable Valuation Period.


                                    TRANSFERS

      Prior to the applicable Commencement Date, the Owner may transfer amounts in a Sub-Account to a different Sub-Account and/or one or more of the Fixed Account options. After the first Contract Anniversary, and prior to the applicable Commencement Date, the Owner may transfer amounts from any Fixed Account option and/or one or more of the Sub-Accounts. If a transfer is being made from a Fixed Account option pursuant to the "Renewal" provision of the Contract, then the entire amount of that Fixed Account option subject to renewal at that time may be transferred. In any other case, transfers from a Fixed Account option are subject to a cumulative limit during each Contract Year of twenty percent (20%) of the Fixed Account option's value as of the most recent Contract Anniversary. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account options for a period of six
      (6) months from the date of transfer. The minimum transfer amount for any transfer is $500.

      The Company currently charges a Transfer Fee of $25 for each transfer in excess of twelve during the same Contract Year.

TELEPHONE TRANSFERS

      An Owner may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at (800) 789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.

      The Company will not be liable for complying with telephone instructions which the Company reasonably believes to be genuine, or for any loss, damage, cost or expense in acting on such telephone instructions. The Owner or person controlling payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

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                                    Page 32
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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DOLLAR COST AVERAGING

      Prior to the applicable Commencement Date, the Owner may establish automatic transfers from the Money Market Sub-Account to any other
      Sub-Account(s), or from the Fixed Accumulation Account to any Sub-Account(s), on a monthly or quarterly basis, by submitting to the Administrative Office a Dollar Cost Averaging Authorization Form. No Dollar Cost Averaging transfers may be made to any of the Fixed Account options. The Dollar Cost Averaging transfers will take place on the last Valuation Date of each calendar month or quarter as requested by the Owner.

      In order to be eligible for Dollar Cost Averaging, the value of the source of funds (the Money Market Sub-Account or the Fixed Accumulation Account) must be at least $10,000, and the minimum amount that may be transferred is $500.

      Dollar Cost Averaging will automatically terminate if any Dollar Cost Averaging transfer would cause the account balance of the source of the funds (the Money Market Sub-Account or the Fixed Accumulation Account) to fall below $500. At that time, the Company will then transfer the account balance of the source of the funds to the designated Sub-Account(s) in the same percentage distribution as directed in the Dollar Cost Averaging Authorization Form.

      Dollar Cost Averaging transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

      Before electing Dollar Cost Averaging, an Owner should consider the risks involved in switching between investments available under the Contract. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits nor prevent losses in a declining market. An Owner should consider his or her financial ability to continue Dollar Cost Averaging transfers through periods of changing price levels.

      The Owner may terminate Dollar Cost Averaging services at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are currently in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Dollar Cost Averaging services.

PORTFOLIO REBALANCING

      In connection with the allocation of Purchase Payments to the Sub-Accounts, and/or the Fixed Accumulation Account, the Owner may elect to have the Company perform Portfolio Rebalancing services. The election of Portfolio Rebalancing instructs the Company to automatically transfer amounts between the Sub-Accounts and the Fixed Accumulation Account to maintain the percentage allocations selected by the Owner.

      Prior to the applicable Commencement Date, the Owner may elect Portfolio Rebalancing, by submitting to the Administrative Office a Portfolio Rebalancing Authorization Form. In order to be eligible for the Portfolio Rebalancing program, the Owner must have a minimum Account Value of $10,000. Portfolio Rebalancing transfers will take place on the last Valuation Date of each calendar quarter.

      Portfolio Rebalancing transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

      The Owner may terminate Portfolio Rebalancing services at any time, but must give the Company at least 30 days notice to change any automatic

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

      transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Portfolio Rebalancing services.

INTEREST SWEEP

      Prior to the applicable Commencement Date, the Owner may elect automatic transfers of the income from each Fixed Account option to the Sub-Account(s), by submitting to the Administrative Office an Interest Sweep Authorization Form. Interest Sweep transfers will take place on the last Valuation Date of each calendar quarter.

      In order to be eligible for the Interest Sweep program, the value of each Fixed Account option selected must be at least $5,000. The maximum amount that may be transferred from each Fixed Account option selected is 20% of such Fixed Account option's value per year. Any amounts transferred under the Interest Sweep program reduce the 20% maximum otherwise allowed.

      Interest Sweep transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

      The Owner may terminate the Interest Sweep program, at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Interest Sweep services.

PRINCIPAL GUARANTEE OPTION


      The Owner may elect to have the Company allocate a portion of a Purchase Payment to the Fixed Account Seven-Year Guarantee Period such that, at the end of the Seven-Year Guarantee Period, that account will grow to an amount equal to the total Purchase Payment. The Company determines the portion of the Purchase Payment which must be allocated to the Fixed Account Seven-Year Guarantee Period such that, based on the interest rate then in effect, the Seven-Year Guarantee account will grow to equal the full amount of the Purchase Payment after seven years. The remainder of the Purchase Payment will be allocated according to the Owner's instructions. The minimum Purchase Payment eligible for the Principal Guarantee program is $5,000.

CHANGES BY THE COMPANY

      The Company reserves the right, in the Company's sole discretion and at any time, to terminate, suspend or modify any aspect of the privileges described above without prior notice to Owners, as permitted by applicable law. The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing services in amount(s) as the Company may then determine to be reasonable for participation in the service.


                                   SURRENDERS

SURRENDER VALUE

      The Owner may surrender a Contract in full for the Surrender Value, or partial surrenders may be made for a lesser amount, by Written Request at any time prior to the Annuity Commencement Date. The amount of any partial surrender must be at least $500. A partial surrender cannot reduce the

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      Surrender  Value  to less  than  $500.  Surrenders  will be  deemed  to be withdrawn first from the portion of the Account Value that represents accumulated earnings and then from Purchase Payments. For purposes of the Contract, Purchase Payments are deemed to be withdrawn on a "first-in, first-out" basis.

      The amount available for surrender will be the Surrender Value at the end of the Valuation Period in which the Written Request is received.

      The Surrender Value at any time is an amount equal to:

            (1) the Account Value as of the end of the applicable Valuation Period; less
            (2)  any applicable CDSC; less
            (3)  any outstanding loans; and less
            (4) any applicable premium tax or other taxes not previously deducted.

      On full surrender,  a full Contract  Maintenance Fee will also be deducted
      as  part  of  the  calculation  of  the  Surrender   Value.  The  Contract
      Maintenance Fee will be deducted before the application of any CDSC.

      A full or partial surrender may be subject to a CDSC as set forth in this prospectus. (See "Contingent Deferred Sales Charge ("CDSC")," page 38.)

      Surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or a reduction of the Fixed Account Value. In the case of a full surrender, the Contract will be terminated.

      Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2, and may further be subject to federal, state or local income tax, as well as significant tax law restrictions in the case of Qualified Contracts. (See "FEDERAL TAX MATTERS," page 48.)

SUSPENSION OR DELAY IN PAYMENT OF SURRENDER VALUE

      The Company has the right to suspend or delay the date of payment of a partial or full surrender of the Variable Account Value for any period:

            (1) when the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted;

            (2) when an emergency exists (as determined by the Securities and Exchange Commission) as a result of which (a) the disposal of securities in the Separate Account is not reasonably practicable or (b) it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

            (3) when the Securities and Exchange Commission so permits for the protection of security holders.

      The Company further reserves the right to delay payment of any partial or full surrender of the Fixed Account Value for up to six months after the receipt of a Written Request.

      A surrender request will be effective when all appropriate surrender request forms are received. Payments of any amounts derived from a Purchase Payment paid by check may be delayed until the check has cleared.

      SINCE THE OWNER ASSUMES THE INVESTMENT RISK AND BECAUSE CERTAIN SURRENDERS ARE SUBJECT TO A CDSC, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CONTRACT (TAKING INTO ACCOUNT ANY PRIOR SURRENDERS) MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.


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      When Contracts  offered by this  Prospectus are issued in connection  with retirement plans which meet the requirements of Sections 401, 403, 408 or 457 of the Code, as applicable, reference should be made to the terms of the particular plans for any additional limitations or restrictions on surrenders.

FREE WITHDRAWAL PRIVILEGE

      Subject to the provisions of the Contract, the Company will waive the CDSC, to the extent applicable, on full or partial surrenders as follows:

            (1) during the first Contract Year, on an amount equal to not more than 10% of all Purchase Payments received; and
            (2) during the second and succeeding Contract Years, on an amount equal to not more than the greater of: (a) Accumulated Earnings (Account Value in excess of Purchase Payments); or (b) 10% of the Account Value as of the last Contract Anniversary.

      If the Free Withdrawal Privilege is not exercised during a Contract Year, it does not carry over to the next Contract Year. The Free Withdrawal Privilege may not be available under some group Contracts.

SYSTEMATIC WITHDRAWAL

      Prior to the applicable Commencement Date, the Owner, by Written Request to the Administrative Office, may elect to automatically withdraw money from the Fixed Account and/or the Sub-Accounts. To be eligible for the Systematic Withdrawal program, the Account Value must be at least $10,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent the amount withdrawn exceeds the Free Withdrawal Privilege (See "CHARGES AND DEDUCTIONS," page 38.) The Owner may begin or discontinue systematic withdrawals at any time by Written Request to the Company, but at least 30 days notice must be given to change any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for Systematic Withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the Systematic Withdrawal program.


      Systematic withdrawals may have tax consequences or may be limited by tax law restrictions. (See "FEDERAL TAX MATTERS," page 48.)


                                 CONTRACT LOANS

      If permitted under the Contract, an Owner may obtain a loan using his or her interest under such Contract as the only security for the loan. Loans are subject to provisions of the Code. A tax adviser should be consulted prior to exercising loan privileges. Loan provisions are described in the loan endorsement to the Contract.

      The amount of any loan will be deducted from any Death Benefit. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of the investment options will only apply to the unborrowed portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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                                  DEATH BENEFIT

WHEN A DEATH BENEFIT WILL BE PAID

      A Death Benefit will be paid under the Contract if:

            (1) the Owner or the joint owner, if any, dies before the Annuity Commencement Date and before the Contract is fully surrendered;

            (2)  the Death Benefit Valuation Date has occurred; and

            (3)  a spouse does not become the Successor Owner.

      If a Death Benefit becomes payable:

            (1)  it will be in lieu of all other  benefits  under the  Contract;
                 and

            (2) all other rights under the Contract will be terminated except for rights related to the Death Benefit.

      Only one Death Benefit will be paid under the Contract.

DEATH BENEFIT VALUES

      If the Owner dies before attaining Age 80 and before the Annuity Commencement Date, the Death Benefit is an amount equal to the greatest of:

            (1)  the Account Value on the Death Benefit Valuation Date;


            (2) the total Purchase Payment(s), with interest at three percent (3%) per year, compounded annually, less any partial surrenders and any CDSC that applied to those amounts; or


            (3) the largest Account Value on any Contract Anniversary after the fourth Contract Anniversary and prior to the Death Benefit Valuation Date, less any partial surrenders and any CDSC that applied to those amounts.

      If the Owner dies after attaining Age 80 and before the Annuity Commencement Date, the Death Benefit is an amount equal to the greatest of:

            (1)  the Account Value on the Death Benefit Valuation Date;


            (2) the total Purchase Payment(s), with interest at 3% per year, compounded annually, through the Contract Anniversary prior to the Owner's 80th birthday, less any partial surrenders, and any CDSC that applied to those amounts; or


            (3) the largest Account Value on any Contract Anniversary after the fourth Contract Anniversary and prior to the date on which the Owner attained Age 80, less any partial surrenders and any CDSC that applied to those amounts.

      In any event, if the Contract is issued after any Owner has attained Age 80, and any Owner dies before the Annuity Commencement Date, the amount of the Death Benefit will be the greater of:

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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            (1)  the Account Value on the Death Benefit Valuation Date; or


            (2) the total Purchase Payment(s), less any partial surrenders and any CDSC that applied to those amounts.


      Any applicable premium tax or other taxes not previously deducted, and any outstanding loans, will be deducted from the Death Benefit amount described above.

DEATH BENEFIT COMMENCEMENT DATE

      The Beneficiary may designate the Death Benefit Commencement Date by Written Request within one year of the Owner's death. If no designation is made, then the Death Benefit Commencement Date will be one year after the Owner's death.

FORM OF DEATH BENEFIT

      Death Benefit payments will be Fixed Dollar Benefit payments made monthly in accordance with the terms of Option A with a period certain of 48 months under the "SETTLEMENT OPTIONS" section of this prospectus. (See page 42.)

      In lieu of that, the Owner may elect at any time before his or her death to have Death Benefit payments made in one lump sum or pursuant to any available settlement option under the "SETTLEMENT OPTIONS" section of this prospectus. If the Owner does not make any such election, the Beneficiary may make that election at any time after the Owner's death and before the Death Benefit Commencement Date.

BENEFICIARY

      Non-Qualified Contracts may be jointly owned by two people. If there is a joint owner and that joint owner survives the Owner, the joint owner is the Beneficiary, regardless of any designation made by the Owner. If there is no surviving joint owner, and in the case of Qualified Contracts, the Beneficiary is the person or persons so designated in the application, if any, or under the Change of Beneficiary provision of the Contract. If the Owner has not designated a Beneficiary, or if no Beneficiary designated by the Owner survives the Owner, then the Beneficiary will be the Owner's estate.


                             CHARGES AND DEDUCTIONS

      There are two types of charges and deductions. First, there are charges assessed under the Contract. These charges include the CDSC, the Administration Charge, the Mortality and Expense Risk Charge, Premium Taxes and Transfer Fees. All of these charges are described below, and some may not be applicable to every Contract. Second, there are Fund expenses for fund management fees and administration expenses. These fees are described in the prospectus and statement of additional information for each Fund.

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

      No deduction for front-end sales charges is made from Purchase Payments. However, the Company may deduct a CDSC of up to 7% of Purchase Payments on certain surrenders to partially cover certain expenses incurred by the Company relating to the sale of the Contract, including commissions paid, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      The  CDSC  applies  to and is  calculated  separately  for  each  Purchase
      Payment. The CDSC percentage varies according to the number of full years elapsed between the date of receipt of a Purchase Payment and the date a Written Request for surrender is made. The amount of the CDSC is determined by multiplying the amount withdrawn subject to the CDSC by the CDSC percentage in accordance with the following table. Surrenders will be deemed withdrawn first from Accumulated Earnings (which may be surrendered without charge) and then to Purchase Payments on a first-in, first-out basis.



   Number of Full Years Elapsed Between Date   Contingent Deferred Sales Charge
    of Receipt of Purchase Payment and Date     as a Percentage of Associated
     Written Request for Surrender Received      Purchase Payment Surrendered
   ------------------------------------------  --------------------------------
                       0                                         7%
                       1                                         6%
                       2                                         5%
                       3                                         4%
                       4                                         3%
                       5                                         2%
                       6                                         1%
                    7 or more                                    0%


      In no event shall the CDSC assessed against the Contract exceed 7% of the aggregate Purchase Payment(s).

      Any Purchase Payments that have been held by the Company for at least seven years may be surrendered free of any CDSC. The CDSC will not be imposed on amounts surrendered under the Free Withdrawal Privilege. (See "Free Withdrawal Privilege," page 36.)

      No CDSC is assessed upon payment of the Death Benefit.

      The CDSC will be waived upon surrender if the Contract is modified by the Long-Term Care Waiver Rider and the Owner is confined in a licensed Hospital or Long-Term Care Facility, as those terms are defined in the Rider, for at least 90 days beginning on or after the first Contract Anniversary. This Rider may not be available in all jurisdictions. Also, the CDSC will be waived if the Owner has been determined by the Social Security Administration to be "disabled" as that term is defined in the Social Security Act of 1935, as amended.

      The CDSC may be reduced or waived in connection with certain Contracts where the Company incurs reduced sales and servicing expenses, such as Contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates.

      The CDSC arising from a surrender of a Contract will be waived for Contracts which are issued with an Employer Plan Endorsement or a Deferred Compensation Endorsement if the Owner of an individual Contract or Participant under a group Contract incurs a separation from service.


      The CDSC arising from a surrender of a Contract will be waived for Contracts which are issued with a Tax Sheltered Annuity Endorsement (and without an Employer Plan Endorsement) if the Owner of an individual Contract or Participant under a group Contract: (i) incurs a separation from service, has attained age 55 and has held the Contract for at least seven years; or (ii) has held the Contract for fifteen years or more.

      The Company reserves the right to terminate, suspend or modify waivers of the CDSC, without prior notice to Owners, as permitted by applicable law.

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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      The CDSC may be reduced or waived on  partial  or full  surrenders  from a
      Fixed Account option to the extent required to satisfy state law.

MAINTENANCE AND ADMINISTRATION CHARGES

      On each Contract Anniversary, the Company deducts an annual Contract Maintenance Fee as partial compensation for expenses relating to the issue and maintenance of the Contract, and the Separate Account. The annual
      Contract Maintenance Fee is $30. This Contract Maintenance Fee is not assessed against Fixed Account options. If the Contract is surrendered in full on any day other than on the Contract Anniversary, the Contract Maintenance Fee will be deducted in full at the time of such surrender. If a Variable Annuity Benefit is elected, a portion of the $30 annual Contract Maintenance Fee will be deducted from each Benefit Payment.

      The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $40,000 on the date of the assessment of the charge. The Company will waive the Contract Maintenance Fee after the applicable Commencement Date if the Annuity Benefit or Death Benefit amount applied to a Variable Dollar Benefit exceeds $40,000. The Company may waive the Contract Maintenance Fee in connection with Contracts offered to active employees of the Company, or any of its subsidiaries and/or affiliates. The Company may waive the Contract Maintenance Fee in certain situations where the Company expects to realize significant economies of scale with respect to sales of Contracts and Certificates. This is possible because sales costs do not increase in proportion to the Purchase Payments under the Contracts and Certificates sold; for example, the per dollar transaction cost for a sale of a Contract and Certificates with $500,000 of Purchase Payments is generally much higher than the per dollar cost for a sale of a Contract and Certificates with $1,000,000 of Purchase Payments. Thus, the applicable sales costs decline as a percentage of the Purchase Payments as the amount of Purchase Payments increases. In such a situation, the Company may be designated as a preferred variable annuity contract provider by an employer or trustee of an employee benefit plan.

      The Company imposes an Administration Charge to reimburse the Company for those administrative expenses attributable to the Contract and the Separate Account which exceed the revenues received from the Contract Maintenance Fee and any Transfer Fee. For this Administration Charge, the Company makes a daily charge equal to .000411% corresponding to an effective annual rate of 0.15% of the daily Net Asset Value of each Sub-Account in the Separate Account. This Administration Charge is not assessed against Fixed Account options.

      The Company has set the Administration Charge and the Contract Maintenance Fee at levels such that the Company will recover no more than the anticipated and estimated costs associated with administering the Contract and Separate Account. The Company does not expect to make a profit from either the Administration Charge or the Contract Maintenance Fee. The Company guarantees that it will not increase the Administration Charge or the Contract Maintenance Fee for a Contract.

MORTALITY AND EXPENSE RISK CHARGE

      The Company imposes a Mortality and Expense Risk Charge as compensation for bearing certain mortality and expense risks under the Contract. For assuming these risks, the Company makes a daily charge equal to .003403% corresponding to an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account in the Separate Account. The Company estimates that the mortality risk component of this charge is 0.75% of the daily Net Asset Value of each Sub-Account and the expense risk component is 0.50%. In connection with certain Contracts that allow the Company to reduce administrative expenses, the Company will issue an Enhanced Contract with a Morality and Expense Risk Charge equal to an effective annual rate of 0.95%. This is equal to a daily charge of 0.002590%. The Company estimates that 0.20% is for expense risks and 0.75% is for mortality risks. The

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                                    Page 40
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      Company's  decision to offer an Enhanced  Contract will be based primarily on whether the Company is designated as a preferred variable annuity contract provider by an employer or by the trustee of an employee benefit plan or on whether the initial purchase payment is large enough to significantly reduce administrative expenses as a percentage of assets. Where the Company is so designated, the Company anticipates that it will recognize administrative expense savings from various economies of scale and routine operations. In addition, the Company may offer an Enhanced Contract to a group of employees of the Company, its subsidiaries and/or affiliates. The Mortality and Expense Risk Charge is imposed before the Annuity Commencement Date and after the Annuity Commencement Date if a Variable Annuity Benefit is selected. The Company guarantees that the Mortality and Expense Risk Charge will never increase for a Contract. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit values for each Sub-Account. The Mortality and Expense Risk Charge is not assessed against Fixed Account options.

      The mortality risks assumed by the Company arise from its contractual obligations to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the Contract) and to pay Death Benefits prior to the Annuity Commencement Date.

      The Company also bears substantial risk in connection with the Death Benefit before the Annuity Commencement Date, since in certain circumstances the Company may be obligated to pay a larger Death Benefit amount than the then-existing Account Value of the Contract.

      The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the Contract Maintenance Fees and Transfer Fees.

      If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on the Company. Conversely, if this charge is more than sufficient, any excess will be profit to the Company. Currently, the Company expects a profit from this charge.

      The Company recognizes that the CDSC may not generate sufficient funds to pay the cost of distributing the Contracts. To the extent that the CDSC is insufficient to cover the actual cost of Contract distribution, the deficiency will be met from the Company's general corporate assets which may include amounts, if any, derived from the Mortality and Expense Risk Charge.

PREMIUM TAXES

      Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Account Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

TRANSFER FEE

      The Company currently imposes a $25 fee for each transfer in excess of twelve in a single Contract Year. The Company will deduct the charge from the amount transferred. Transfers associated with Dollar Cost Averaging, Interest Sweep and Automatic Rebalancing programs do not currently incur a Transfer Fee and do not count toward the twelve annual transfers currently permitted under the Contract without a Transfer Fee.

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FUND EXPENSES

      The value of the assets in the Separate Account reflects the value of Fund shares and therefore the fees and expenses paid by each Fund. The annual expenses of each Fund are set out in the "Summary of Expenses" tables at the front of this Prospectus. A complete description of the fees, expenses, and deductions from the Funds are found in the respective prospectuses for the Funds. (See "THE FUNDS," page 21.)

REDUCTION OR ELIMINATION OF CONTRACT CHARGES (GROUP CONTRACTS ONLY)

      The CDSC and administrative charges under the Contract may be reduced or eliminated when certain sales of the Contract result in savings or reduction of sales expenses. The entitlement to such a reduction in the CDSC or the administrative charges will be based on the following: (1) the size and type of the group to which sales are to be made; (2) the total amount of Purchase Payments to be received; and (3) any prior or existing relationship with the Company. The CDSC and administrative charges may be reduced or waived in connection with a Contract offered to a group of employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses. In no event will reduction or elimination of the CDSC or the administrative charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.


                               SETTLEMENT OPTIONS

ANNUITY COMMENCEMENT DATE

      The Annuity Commencement Date is shown on the Contract Specifications page. The Owner may change the Annuity Commencement Date by Written
      Request made at least 30 days prior to the date that Annuity Benefit payments are scheduled to begin. Unless the Company agrees otherwise, the Annuity Commencement Date cannot be later than the Contract Anniversary following the 85th birthday of the eldest Owner, or five years after the Contract Effective Date, whichever is later.

ELECTION OF SETTLEMENT OPTION

      If the Owner is alive on the Annuity Commencement Date and unless otherwise directed, the Company will apply the Account Value, less premium taxes, if any, according to the Settlement Option elected.

      If no election has been made on the Annuity Commencement Date, the Company will begin payments based on Settlement Option B (Life Annuity with Payments for at Least a Fixed Period), described below, with a fixed period of 120 monthly payments assured.

BENEFIT PAYMENTS

      Benefit Payments may be calculated and paid: (1) as a Fixed Dollar Benefit; (2) as a Variable Dollar Benefit; or (3) as a combination of both.

      If only a Fixed Dollar Benefit is to be paid, the Company will transfer all of the Account Value to the Company's general account on the applicable Commencement Date, or on the Death Benefit Valuation Date (if applicable). Similarly, if only a Variable Dollar Benefit is elected, the Company will transfer all of the Account Value to the Sub-Accounts as of the end of the Valuation Period immediately prior to the applicable Commencement Date; the Company will allocate the amount transferred among the Sub-Accounts in accordance with a Written Request. No transfers between the Fixed Dollar Benefit and the Variable Dollar Benefit will be allowed after the Commencement Date. However, after the Variable Dollar

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      Benefit has been paid for at least twelve months,  the Person  Controlling
      Payments may, no more than once each twelve months thereafter, transfer all or part of the Benefit Units upon which the Variable Dollar Benefit is based from the Sub-Account(s) then held, to Benefit Units in different Sub-Account(s).

      If a Variable Dollar Benefit is elected, the amount to be applied under that benefit is the Variable Account Value as of the end of the Valuation Period immediately preceding the applicable Commencement Date. If a Fixed Dollar Benefit is to be paid, the amount to be applied under that benefit is the Fixed Account Value as of the applicable Commencement Date, or as of the Death Benefit Valuation Date (if applicable).

FIXED DOLLAR BENEFIT

      Fixed Dollar Benefit payments are determined by multiplying the Fixed Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the settlement option elected. Fixed Dollar Benefit payments will remain level for the duration of the payment period.

      If at the time a Fixed Dollar Benefit is elected, the Company has available options or rates on a more favorable basis than those guaranteed, the higher benefits shall be applied and shall not change for as long as that election remains in force.

VARIABLE DOLLAR BENEFIT

      The first monthly Variable Dollar Benefit payment is equal to the Owner's Variable Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) as of the end of the Valuation Period immediately preceding the applicable Commencement Date multiplied by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Benefit Payment option elected less the pro rata portion of the Contract Maintenance Fee.

      The number of Benefit Units in each Sub-Account held by the Owner is determined by dividing the dollar amount of the first monthly Variable Dollar Benefit payment from each Sub-Account by the Benefit Unit Value for that Sub-Account as of the applicable Commencement Date. The number of Benefit Units remains fixed during the Benefit Payment Period, except as a result of any transfers among Sub-Accounts after the applicable Commencement Date.

      The dollar amount of the second and any subsequent Variable Dollar Benefit payment will reflect the investment performance of the Sub-Account(s) selected and may vary from month to month. The total amount of the second and any subsequent Variable Dollar Benefit payment will be equal to the sum of the payments from each Sub-Account less a pro rata portion of the Contract Maintenance Fee. Where an Owner elects a Variable Dollar Benefit, there is a risk that only one Benefit Payment will be made under any settlement option, if: (i) at the end of the applicable Valuation Period, the Owner's Variable Account Value has declined to zero; or (ii) the person on whose life Benefit Payments are based dies prior to the second Benefit Payment.

      The payment from each Sub-Account is found by multiplying the number of Benefit Units held in each Sub-Account by the Benefit Unit Value for that Sub-Account as of the end of the fifth Valuation Period preceding the due date of the payment.

      The Benefit Unit Value for each Sub-Account is originally established in the same manner as Accumulation Unit values. Thereafter, the Benefit Unit

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      Value for a  Sub-Account  is determined  by  multiplying  the Benefit Unit
      Value as of the end of the preceding Valuation Period by the Net Investment Factor, determined as set forth above under "Accumulation Unit Value", for the Valuation Period just ended. The product is then multiplied by the assumed daily investment factor (0.99991781), for the number of days in the Valuation Period. The factor is based on the assumed net investment rate of 3% per year, compounded annually, that is reflected in the Settlement Option Tables.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE


      After the Annuity Commencement Date, no transfers between the Fixed Account and the Separate Account are permitted. However, after a Variable Dollar Annuity Benefit has been paid for at least twelve months, the Participant may, by Written Request to the Administrative Office, transfer Annuity Units between Sub-Accounts no more than once during a twelve-month period.


ANNUITY TRANSFER FORMULA


      Transfers after the Annuity Commencement Date are implemented according to the following formulas:


      (1) Determine the number of units to be transferred from the Sub-Account as follows:

                  =AT/AUV1


      (2) Determine the number of Annuity Units remaining in such Sub-Account (after the transfer):

                  = UNIT1 - AT/AUV1


      (3) Determine the number of Annuity Units in the Transferee Sub-Account (after the transfer):

                  = UNIT2 + AT/AUV2


      (4) Subsequent Variable Dollar Annuity Benefit payments will reflect the changes in Annuity Units in each Sub-Account as of the next Variable Dollar Annuity Benefit payment's due date.

      Where:

           (AUV1) is the Annuity Unit Value of the Sub-Account that the transfer is being made from as of the end of the Valuation Period in which the transfer request was received.

           (AUV2) is the Annuity Unit Value of the Sub-Account that the transfer is being made to as of the end of the Valuation Period in which the transfer request was received.

           (UNIT1) is the number of Annuity Units in the Sub-Account that the transfer is being made from, before the transfer.

           (UNIT2) is the number of Annuity Units in the Sub-Account that the transfer is being made to, before the transfer.

           (AT) is the dollar amount being transferred from the Sub-Account.

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SETTLEMENT OPTIONS

      OPTION A:      Income for a Fixed Period

                     The Company will make periodic payments for a fixed period. The first payment will be paid as of the last day of the initial Payment Interval. The maximum time over which payments will be made by the Company or money will be held by the Company is 30 years. The Option A Table applies to this Option.

      OPTION B:      Life Annuity with Payments for at Least a Fixed Period

                     The Company will make periodic payments for at least a fixed period. If the person on whose life Benefit Payments are based lives longer than the fixed period, then the Company will make payments until his or her death. The first payment will be paid as of the first day of the initial Payment Interval. The Option B Table(s) apply to this Option.

      OPTION C:      Joint and One-Half Survivor Annuity

                     The Company will make periodic payments until the death of the primary person on whose life Benefit Payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life Benefit Payments are based. The Company will require Due Proof of Death of the primary person on whose life Benefit Payments are based. The first payment will be paid as of the first day of the initial Payment Interval. The Option C Table(s) apply to this Option.


      OPTION D:      Life Annuity


                     We will make periodic payments until the death of the person on whose life Benefit Payments are based. The first payment will be paid as of the first day of the initial
                     Payment Interval. The Option D Table(s) apply to this option.


      OPTION E:      Any Other Form


                     The Company will make periodic payments in any other form of settlement option which is acceptable to us at the time of an election.

MINIMUM AMOUNTS

      Presently, the minimum amount of a Benefit Payment under any settlement option is $50. If an Owner selects a Payment Interval under which a Benefit Payment would be less than $50, the Company will advise the Owner that a new Payment Interval must be selected so that the Benefit Payment will be at least $50. Generally, monthly, quarterly, semi-annual and annual Payment Intervals are available. From time to time, the Company may require Benefit Payments to be made by direct deposit or wire transfer to the account of a designated payee.

      Minimum amounts, Payment Intervals and other terms and conditions may be modified by the Company at any time without prior notice to Owners, as permitted by applicable law. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or Payment Intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option, the settlement option may not be changed.

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      All factors,  values, benefits and reserves under the Contract will not be less than those required by the law of the state in which the Contract is delivered.

SETTLEMENT OPTION TABLES

      The Settlement Option Tables in Appendix A show the payments that the Company will make at sample Payment Intervals for each $1,000 applied at the guaranteed interest rate.

      Rates for monthly payments for ages or fixed periods not shown in the Settlement Option Tables will be calculated on the same basis as those shown and may be obtained from the Company. Fixed periods shorter than five years are not available, except as a Death Benefit Settlement Option.


                               GENERAL PROVISIONS

NON-PARTICIPATING

      The Contract does not pay dividends or share in the Company's divisible surplus.

MISSTATEMENT

      If the age and/or sex of a person on whose life Benefit Payments are based is misstated, the payments or other benefits under the Contract shall be adjusted to the amount which would have been payable based on the correct age and/or sex. If the Company made any underpayments based on any misstatement, the amount of any underpayment with interest shall be immediately paid in one sum. In addition to any other remedies that may be available at law or at equity, the Company may deduct any overpayments made, with interest, from any succeeding payment(s) due under the Contract.

PROOF OF EXISTENCE AND AGE

      The Company may require proof of age and/or sex of any person on whose life Benefit Payments are based. If payment under a settlement option depends on whether a specified person is still alive, the Company may at any time require proof that such person is still living.

DISCHARGE OF LIABILITY

      Upon payment of any partial or full surrender, or any Benefit Payment, the Company shall be discharged from all liability to the extent of each such payment.

TRANSFER OF OWNERSHIP

      NON-QUALIFIED CONTRACT

      The Owner of a Non-Qualified Contract may transfer ownership at any time during his or her lifetime. Any such transfer is subject to the following:

            (1)   it must be made by Written Request; and
            (2) unless otherwise elected or required by law, it will not cancel a designation of an Annuitant or Beneficiary or any settlement option election previously made.

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      QUALIFIED CONTRACT

      The Owner of a Qualified Contract may not transfer ownership.

ASSIGNMENT

      NON-QUALIFIED CONTRACT

      The Owner of a Non-Qualified Contract may assign all or any part of his or her rights under the Contract except rights to:

            (1)  designate or change a Beneficiary;

            (2)  designate or change an Annuitant;

            (3)  transfer ownership; and

            (4)  elect a settlement option.

      The person to whom an assignment is made is called an assignee.

      The Company is not responsible for the validity of any assignment. An assignment must be in writing and must be received at the Administrative Office of the Company. The Company will not be bound by an assignment until the Company acknowledges it. An assignment is subject to any payment made or any action the Company takes before the Company acknowledges it. An assignment may be ended only by the assignee or as provided by law.

      QUALIFIED CONTRACT

      The Owner of a Qualified Contract may not assign or in any way alienate his or her interest under the Contract.

ANNUAL REPORT

      At least once each Contract Year, the Company will provide a report of the Contract's current values and any other information required by law, until the first to occur of the following:

            (1)  the date the Contract is fully surrendered;

            (2)  the Annuity Commencement Date; or

            (3)  the Death Benefit Commencement Date.

INCONTESTABILITY

      No Contract shall be contestable by the Company.


ENTIRE CONTRACT

      The Company issues the Contract in consideration and acceptance of the payment of the initial Purchase Payment. In those states that require a written application, a copy of the application will be attached to and become part of the Contract. Only statements in the application, if any, or made elsewhere by the Owner in consideration for the Contract will be used to void the Owner's interest under the Contract, or to defend a claim based on it. Such statements are representations and not warranties.

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CHANGES -- WAIVERS

      No changes or waivers of the terms of the Contract are valid unless made in writing by the Company's President, Vice President, or Secretary. The Company reserves the right both to administer and to change the provisions of the Contract to conform to any applicable laws, regulations or rulings issued by a governmental agency.

NOTICES AND DIRECTIONS

      The Company will not be bound by any authorization, election or notice which is not made by Written Request.

      Any written notice requirement by the Company to the Owner will be satisfied by the mailing of any such required written notice, by first-class mail, to the Owner's last known address as shown on the Company's records.


                               FEDERAL TAX MATTERS

INTRODUCTION

      The following discussion is a general description of federal tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

      The Contract may be purchased on a tax-qualified or non-tax-qualified basis. Qualified Contracts are designed for use in connection with plans entitled to special income tax treatment under Section 401, 403, or 408 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, on Benefit Payments, and on the economic benefit to the Owner or the Beneficiary may depend on the type of Contract and the tax status of the individual concerned. Certain requirements must be satisfied in purchasing a Qualified Contract and receiving distributions from such a Contract in order to continue to receive favorable tax treatment. The Company makes no attempt to provide more than general information about use of Contracts with the various types of tax-qualified arrangements. Owners and Beneficiaries are cautioned that the rights of any person to any benefits may be subject to the terms and conditions of the tax-qualified arrangement, regardless of the terms and conditions of the Contract. Some tax-qualified arrangements are subject to distribution and other requirements that are not incorporated in the administration of the Contract. Owners are responsible for determining that contributions, distributions and other transactions with respect to Qualified Contracts satisfy applicable law. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

TAXATION OF ANNUITIES IN GENERAL

      Section 72 of the Code governs taxation of annuities in general. The Company believes that the Owner who is a natural person generally is not

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      taxed on increases in the value of an Account until distribution occurs by withdrawing all or part of the Account Value (e.g., surrenders or annuity payments under the Settlement Option elected.) The taxable portion of a distribution (in the form of a single sum payment or an annuity) is generally taxable as ordinary income.

      The following discussion generally applies to a Contract owned by a natural person.

SURRENDERS

      QUALIFIED CONTRACTS

      In the case of a surrender under a Contract, other than Systematic Withdrawal Option payments treated as Annuity Benefit payments for tax purposes, a pro rata portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the annuity. The "investment in the contract" generally equals the amount of any non-deductible and/or non-excludable Purchase Payments paid by or on behalf of any individual. Special tax rules may be available for certain distributions from a Qualified Contract.

      NON-QUALIFIED CONTRACTS

      In the case of a surrender under a Non-Qualified Contract, the amount recovered is taxable to the extent that the Account Value immediately before the surrender, reduced by any applicable charges, exceeds the "investment in the contract" at such time.

ANNUITY BENEFIT PAYMENTS

      Although the tax consequences may vary depending on the Settlement Option elected under the Contract, in general, only the portion of a Benefit Payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Benefit Payments is taxable. For Variable Dollar Benefit Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. For Fixed Dollar Benefit Payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Benefit Payments for the term of the payments; however, the remainder of each Benefit Payment is taxable. In either case, once the "investment in the contract" has been fully recovered, the full amount of any additional Benefit Payments is taxable. If Benefit Payments cease as a result of an Owner's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

PENALTY TAX

      In general, a 10% premature distribution penalty tax applies to the taxable portion of a distribution from a Contract prior to Age 59 1/2. Exceptions to this penalty tax are available to distributions made on account of disability, death, and certain payments for life and life expectancy. Certain other exceptions may apply depending on the tax-qualification of the Contract involved. A 25% premature distribution penalty tax applies to certain distributions from a Savings Incentive Match Plan for Employees (SIMPLE) IRA described in Section 408(p) of the Code.

TAXATION OF DEATH BENEFIT PROCEEDS

      Amounts may be distributed under a Contract because of the death of an Owner. Generally such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if

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      distributed under a Settlement  Option,  they are taxed in the same manner as Annuity Benefit payments, as described above.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT

      A transfer of ownership or an assignment of a Contract, the designation of an Annuitant who is not also the Owner, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein.

QUALIFIED CONTRACTS - GENERAL

      Qualified Contracts are designed for use with several types of retirement plans. The tax rules applicable to Owner and Beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan.

TEXAS OPTIONAL RETIREMENT PROGRAM

      Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interests in a variable annuity policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; (3) attainment of Age 70 1/2; or (4) death. Section 830.205 of the Texas Government Code provides that benefits under the optional retirement program vest after one year of participation. Accordingly, an Account Value cannot be withdrawn or distributed without written certification from the employer of the ORP participant's vesting status and, if the participant is living and under age 70 1/2, the participant's retirement or other termination from employment.

INDIVIDUAL RETIREMENT ANNUITIES

      Code Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Under applicable limitations, certain amounts may be contributed to an IRA that are deductible from an individual's gross income. Employers also may establish a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) to provide IRA contributions on behalf of their employees.

TAX-SHELTERED ANNUITIES

      Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Subject to certain limits, such contributions are not includable in the gross income of the employee until the employee receives distributions under the Contract. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains Age 59 1/2, separates from service, becomes disabled, incurs a hardship, or dies.

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

PENSION AND PROFIT SHARING PLANS

      Code section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans.

      Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract to their specific needs.

CERTAIN DEFERRED COMPENSATION PLANS

      Governmental and other tax-exempt employers may invest in annuity contracts in connection with deferred compensation plans established for the benefit of their employees under Section 457 of the Code. Other employers may invest in annuity contracts in connection with non-qualified deferred compensation plans established for the benefit of their employees. Under these plans, contributions made for the benefit of the employees generally will not be includable in the employees' gross income until distributed from the plan.

WITHHOLDING

      Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Federal withholding at a flat 20% of the taxable part of the distribution is required if the distribution is eligible for rollover and the distribution is not paid as a direct rollover. In other cases, recipients generally are provided the opportunity to elect not to have tax withheld from distributions.

POSSIBLE CHANGES IN TAXATION

      There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

OTHER TAX CONSEQUENCES

      As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and gift tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on the circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

GENERAL

      At the time the initial Purchase Payment is paid, a prospective purchaser must specify whether the purchase is a Qualified Contract or a Non-Qualified Contract. If the initial Purchase Payment is derived from an exchange or surrender of another annuity contract, the Company may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. The Company will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract will require the minimum initial Purchase Payment stated above. Additional Purchase Payments under a Contract must qualify for the same federal income tax treatment as the initial Purchase Payment under the Contract; the Company will not accept an additional Purchase Payment under a Contract if the federal income tax

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

      treatment of such Purchase Payment would be different from that of the initial Purchase Payment.


                          DISTRIBUTION OF THE CONTRACT

      AAG Securities, Inc. ("AAG Securities"), an affiliate of the Company, is the principal underwriter and distributor of the Contracts. AAG Securities may also serve as an underwriter and distributor of other contracts issued through the Separate Account and certain other Separate Accounts of the Company and any affiliates of the Company. AAG Securities is a wholly owned subsidiary of American Annuity Group(SERVICEMARK), Inc., a publicly traded company which is an indirect subsidiary of American Financial Group, Inc. AAG Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. The Company pays AAG Securities for acting as underwriter under a distribution agreement.

      AAG Securities sells Contracts through its registered representatives. In addition, AAG Securities may enter into sales agreements with other broker-dealers to solicit applications for the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the Contracts may be solicited by registered representatives of the broker-dealers appointed by the Company to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable annuities.

      The Company or AAG Securities may pay commissions to registered representatives of AAG Securities and other broker-dealers of up to 8.5% of Purchase Payments made under the Contracts ("Commissions"). These Commissions are reduced by one-half for Contracts issued to Owners over age 75. When permitted by state law and in exchange for lower initial Commissions, AAG Securities and/or the Company may pay trail commissions to registered representatives of AAG Securities and to other broker-dealers. Trail commissions are not expected to exceed 1% of the Account Value of a Contract on an annual basis. To the extent permissible under current law, the Company and/or AAG Securities may pay production, persistency and managerial bonuses as well as other promotional incentives, in cash or other compensation, to registered representatives of AAG Securities and/or other broker-dealers.


                                LEGAL PROCEEDINGS

      There are no pending legal proceedings affecting the Separate Account or AAG Securities. The Company is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to the Company's assets or the Separate Account.


                                  VOTING RIGHTS

      To the extent required by applicable law, all Fund shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if the Company determines that it is allowed to vote all shares in its own right, the Company may elect to do so.

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

      The  person  with  the  voting  interest  is  the  Owner,  or  the  Person
      Controlling Payments, if different from the Owner. The number of votes which are available will be calculated separately for each Sub-Account. Before the Annuity Commencement Date, that number will be determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. The Owner, or the Person Controlling Payments, if different from the Owner, holds a voting interest in each Sub-Account to which the Account Value is allocated. After the Annuity Commencement Date, the number of votes decreases as Annuity Benefit payments are made and as the number of Accumulation Units for a Contract decreases.

      The number of votes of a Fund will be determined as of the date coincident with the date established by that Fund for shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Funds.

      Shares as to which no timely instructions are received and shares held by the Company as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Sub-Account. Voting instructions to abstain on any item will be applied on a pro rata basis to reduce the votes eligible to be cast.

      Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Fund.

      It should be noted that the Funds are not required to hold annual or other regular meetings of shareholders.


                              AVAILABLE INFORMATION

      The Company has filed a registration statement (the Registration Statement) with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company or the Contracts. Statements contained in this Prospectus, as to the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.




--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------



                       STATEMENT OF ADDITIONAL INFORMATION

      A Statement of Additional  Information  is available  which  contains more
      details  concerning  the  subjects  discussed  in  this  Prospectus.   The
      following is the Table of Contents for that Statement:

                                TABLE OF CONTENTS
                  --------------------------------------------

                                                                            Page

ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED)..........................3
General Information and History...............................................3
      State Regulation........................................................3

SERVICES......................................................................4
      Safekeeping of Separate Account Assets..................................4
      Records and Reports.....................................................4
      Experts.................................................................4

DISTRIBUTION OF THE CONTRACTS.................................................4

CALCULATION OF PERFORMANCE INFORMATION........................................5
      Money Market Sub-Account Standardized Yield Calculation.................5
      Other Sub-Account Standardized Yield Calculation........................6
      Standardized Total Return Calculation...................................7
      Hypothetical Performance Data...........................................7
      Other Performance Data..................................................8

FEDERAL TAX MATTERS...........................................................10
      Taxation of the Company.................................................10
      Tax Status of the Contract..............................................11

FINANCIAL STATEMENTS..........................................................12


--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated June 3, 1997 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: Annuity Investors Life Insurance Company(REGISTERED), P.O. Box 5423, Cincinnati, Ohio 45201-5423.


Name:
     ---------------------------------------------------------------------------

Address:
        ------------------------------------------------------------------------

City:
     ---------------------------------------------------------------------------

State:
      --------------------------------------------------------------------------

Zip:
    ----------------------------------------------------------------------------



--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


                                   APPENDIX A

QUALIFIED CONTRACTS


                                      OPTION A TABLE -- INCOME FOR A FIXED PERIOD Payments for
                                           fixed number of years for each $1,000 applied.

------------------------------------------------------------------------------------------------------------------------------------
Terms of  Annual  Semi-   Quarterly Monthly  Terms of  Annual   Semi-  Quarterly Monthly  Terms of  Annual  Semi-  Quarterly Monthly
Payments          Annual                     Payments           Annual                    Payments          Annual
------------------------------------------------------------------------------------------------------------------------------------
Years                                         Years                                        Years
  6      184.60   91.62    45.64    15.18      11     108.08    53.64    26.72    8.88       16     79.61   39.51     19.68     6.54
  7      160.51   79.66    39.68    13.20      12     100.46    49.86    24.84    8.26       17     75.95   37.70     18.78     6.24
  8      142.46   70.70    35.22    11.71      13      94.03    46.67    23.25    7.73       18     72.71   36.09     17.98     5.98
  9      128.43   63.74    31.75    10.56      14      88.53    43.94    21.89    7.28       19     69.81   34.65     17.26     5.74
 10      117.23   58.18    28.98     9.64      15      83.77    41.57    20.71    6.89       20     67.22   33.36     16.62     5.53



                    OPTION B TABLE - LIFE ANNUITY
              With Payments For At Least A Fixed Period

             ----------------------------------------------
                        60       120      180      240
                      MONTHS    MONTHS   MONTHS   MONTHS
             ----------------------------------------------
              Age
             ----------------------------------------------
               55     $4.42     $4.39    $4.32     $4.22
               56      4.51      4.47     4.40      4.29
               57      4.61      4.56     4.48      4.35
               58      4.71      4.65     4.56      4.42
               59      4.81      4.75     4.64      4.49
               60      4.92      4.86     4.73      4.55
               61      5.04      4.97     4.83      4.62
               62      5.17      5.08     4.92      4.69
               63      5.31      5.20     5.02      4.76
               64      5.45      5.33     5.12      4.83
               65      5.61      5.46     5.22      4.89
               66      5.77      5.60     5.33      4.96
               67      5.94      5.75     5.43      5.02
               68      6.13      5.91     5.54      5.08
               69      6.33      6.07     5.65      5.14
               70      6.54      6.23     5.76      5.19
               71      6.76      6.41     5.86      5.24
               72      7.00      6.58     5.96      5.28
               73      7.26      6.77     6.06      5.32
               74      7.53      6.95     6.16      5.35
             ----------------------------------------------




--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


                   OPTION C TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY Monthly payments for each $1,000 of proceeds by ages of persons named*.

--------------------------------------------------------------------------------
PRIMARY                                SECONDARY AGE
  AGE
        ------------------------------------------------------------------------
          60    61     62     63     64     65     66     67     68    69    70

 60     $4.56 $4.58  $4.61  $4.63  $4.65  $4.67  $4.69  $4.71  $4.73 $4.75 $4.76
 61      4.63  4.66   4.69   4.71   4.73   4.76   4.78   4.80   4.82  4.84  4.86
 62      4.71  4.74   4.77   4.80   4.82   4.85   4.87   4.90   4.92  4.94  4.96
 63      4.79  4.82   4.85   4.88   4.91   4.94   4.97   5.00   5.02  5.05  5.07
 64      4.88  4.91   4.94   4.98   5.01   5.04   5.07   5.10   5.13  5.15  5.18
 65      4.96  5.00   5.03   5.07   5.11   5.14   5.17   5.20   5.24  5.27  5.30
 66      5.05  5.09   5.13   5.17   5.21   5.24   5.28   5.32   5.35  5.38  5.42
 67      5.14  5.18   5.23   5.27   5.31   5.35   5.39   5.43   5.47  5.51  5.54
 68      5.23  5.28   5.33   5.37   5.42   5.46   5.50   5.55   5.59  5.63  5.67
 69      5.33  5.38   5.43   5.48   5.53   5.57   5.62   5.67   5.72  5.76  5.81
 70      5.43  5.48   5.53   5.59   5.64   5.69   5.74   5.80   5.85  5.90  5.95
--------------------------------------------------------------------------------

*Payments after the death of the Primary Payee will be one-half of the amount shown.


                          OPTION D TABLE - LIFE ANNUITY
                    Monthly payments for each $1,000 applied.

--------------------------------------------------------------------------------
 AGE                  AGE                AGE                 AGE
--------------------------------------------------------------------------------
  55       $4.43       60     $4.94       65      $5.65       70      $6.64
  56        4.52       61      5.07       66       5.82       71       6.89
  57        4.62       62      5.20       67       6.00       72       7.15
  58        4.72       63      5.34       68       6.20       73       7.43
  59        4.83       64      5.49       69       6.41       74       7.74
--------------------------------------------------------------------------------


NON-QUALIFIED CONTRACTS


                                             OPTION A TABLE - INCOME FOR A FIXED PERIOD
                                     Payments for fixed number of years for each $1,000 applied.



------------------------------------------------------------------------------------------------------------------------------------
Terms of  Annual  Semi-   Quarterly Monthly  Terms of  Annual   Semi-  Quarterly Monthly  Terms of  Annual  Semi-  Quarterly Monthly
Payments          Annual                     Payments           Annual                    Payments          Annual
------------------------------------------------------------------------------------------------------------------------------------
 Years                                        Years                                        Years
   6     184.60  91.62     45.64    15.18      11      108.08   53.64    26.72    8.88       16      79.61   39.51    19.68    6.54
   7     160.51  79.66     39.68    13.20      12      100.46   49.86    24.84    8.26       17      75.95   37.70    18.78    6.24
   8     142.46  70.70     35.22    11.71      13       94.03   46.67    23.25    7.73       18      72.71   36.09    17.98    5.98
   9     128.43  63.74     31.75    10.56      14       88.53   43.94    21.89    7.28       19      69.81   34.65    17.26    5.74
  10     117.23  58.18     28.98     9.64      15       83.77   41.57    20.71    6.89       20      67.22   33.36    16.62    5.53
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                    Page 56
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------



                         OPTION B TABLES - LIFE ANNUITY
                    With Payments For At Least A Fixed Period

                    -----------------------------------------
                     MALE     60      120     180      240
                            MONTHS   MONTHS  MONTHS   MONTHS
                    -----------------------------------------
                     Age
                    -----------------------------------------
                      55     $4.68   $4.62   $4.53     $4.39
                      56      4.78    4.72    4.61      4.45
                      57      4.89    4.82    4.69      4.51
                      58      5.00    4.92    4.78      4.58
                      59      5.12    5.03    4.87      4.64
                      60      5.25    5.14    4.96      4.71
                      61      5.39    5.26    5.06      4.78
                      62      5.53    5.39    5.16      4.84
                      63      5.69    5.52    5.26      4.90
                      64      5.85    5.66    5.36      4.96
                      65      6.03    5.81    5.46      5.02
                      66      6.21    5.96    5.56      5.08
                      67      6.41    6.11    5.66      5.13
                      68      6.62    6.28    5.76      5.18
                      69      6.84    6.44    5.86      5.23
                      70      7.07    6.61    5.96      5.27
                      71      7.32    6.78    6.05      5.31
                      72      7.58    6.96    6.14      5.34
                      73      7.85    7.14    6.23      5.37
                      74      8.14    7.32    6.31      5.40



                    ------------------------------------------
                    FEMALE     60      120      180     240
                             MONTHS   MONTHS   MONTHS  MONTHS
                    ------------------------------------------
                     Age
                    ------------------------------------------
                      55      $4.25    $4.22    $4.18   $4.10
                      56       4.33     4.30     4.25    4.17
                      57       4.41     4.38     4.32    4.23
                      58       4.50     4.47     4.40    4.30
                      59       4.60     4.56     4.48    4.37
                      60       4.70     4.66     4.57    4.44
                      61       4.81     4.76     4.66    4.51
                      62       4.93     4.86     4.75    4.58
                      63       5.05     4.98     4.85    4.65
                      64       5.18     5.10     4.95    4.72
                      65       5.32     5.22     5.05    4.79
                      66       5.47     5.36     5.16    4.86
                      67       5.63     5.50     5.26    4.93
                      68       5.80     5.65     5.37    5.00
                      69       5.98     5.80     5.49    5.06
                      70       6.18     5.96     5.60    5.12
                      71       6.39     6.14     5.71    5.18
                      72       6.62     6.31     5.83    5.23
                      73       6.86     6.50     5.94    5.28
                      74       7.12     6.69     6.04    5.32

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


          OPTION C TABLES - JOINT AND ONE-HALF SURVIVOR ANNUITY
     Monthly payments for each $1,000 of proceeds by ages of persons named*.

--------------------------------------------------------------------------------
 MALE                              FEMALE SECONDARY AGE
PRIMARY
  AGE
       -------------------------------------------------------------------------
          60    61    62     63     64    65     66     67    68    69    70
--------------------------------------------------------------------------------
   60   $4.70 $4.73 $4.76  $4.79  $4.82 $4.85  $4.88  $4.91 $4.94 $4.96 $4.99
   61    4.78  4.81  4.84   4.88   4.91  4.94   4.97   5.00  5.03  5.06  5.09
   62    4.86  4.89  4.93   4.96   5.00  5.03   5.07   5.10  5.13  5.16  5.19
   63    4.94  4.97  5.01   5.05   5.09  5.13   5.16   5.20  5.24  5.27  5.31
   64    5.02  5.06  5.10   5.14   5.18  5.23   5.27   5.31  5.34  5.38  5.42
   65    5.10  5.15  5.19   5.24   5.28  5.33   5.37   5.41  5.46  5.50  5.54
   66    5.19  5.24  5.28   5.33   5.38  5.43   5.48   5.52  5.57  5.62  5.66
   67    5.28  5.33  5.38   5.43   5.48  5.53   5.59   5.64  5.69  5.74  5.79
   68    5.37  5.42  5.48   5.53   5.59  5.64   5.70   5.75  5.81  5.86  5.92
   69    5.46  5.52  5.57   5.63   5.69  5.75   5.81   5.87  5.93  5.99  6.05
   70    5.55  5.61  5.67   5.74   5.80  5.86   5.93   5.99  6.06  6.12  6.19
--------------------------------------------------------------------------------
*Payments after the death of the Primary Payee will be one-half of the amount shown.



     Monthly payments for each $1,000 of proceeds by ages of persons named*.

--------------------------------------------------------------------------------
  MALE                             FEMALE PRIMARY AGE
SCONDARY
  AGE
        ------------------------------------------------------------------------
           60     61     62     63    64     65     66    67    68     69    70
--------------------------------------------------------------------------------
 60      $4.46  $4.54  $4.62  $4.71 $4.79  $4.88  $4.98 $5.07 $5.17  $5.27 $5.38
 61       4.48   4.56   4.65   4.73  4.82   4.91   5.01  5.11  5.21   5.31  5.42
 62       4.50   4.58   4.67   4.75  4.85   4.94   5.04  5.14  5.25   5.36  5.47
 63       4.52   4.60   4.69   4.78  4.87   4.97   5.07  5.17  5.28   5.40  5.51
 64       4.53   4.62   4.71   4.80  4.90   5.00   5.10  5.21  5.32   5.44  5.56
 65       4.55   4.63   4.72   4.82  4.92   5.02   5.13  5.24  5.35   5.48  5.60
 66       4.56   4.65   4.74   4.84  4.94   5.05   5.16  5.27  5.39   5.51  5.64
 67       4.57   4.66   4.76   4.86  4.96   5.07   5.18  5.30  5.42   5.55  5.68
 68       4.59   4.68   4.78   4.88  4.98   5.09   5.21  5.33  5.45   5.59  5.72
 69       4.60   4.69   4.79   4.89  5.00   5.11   5.23  5.36  5.48   5.62  5.76
 70       4.61   4.70   4.80   4.91  5.02   5.13   5.25  5.38  5.51   5.65  5.80
--------------------------------------------------------------------------------
*Payments after the death of the Primary Payee will be one-half of the amount shown.



--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------



                         OPTION D TABLES - LIFE ANNUITY
                    Monthly payments for each $1,000 applied.


 Male
--------------------------------------------------------------------------------
 Age                  Age                 Age                Age
--------------------------------------------------------------------------------
  55       $4.70       60     $5.28       65      $6.10       70      $7.23
  56        4.80       61      5.42       66       6.29       71       7.51
  57        4.91       62      5.57       67       6.50       72       7.80
  58        5.03       63      5.74       68       6.73       73       8.12
  59        5.15       64      5.91       69       6.97       74       8.45
--------------------------------------------------------------------------------



 Female
--------------------------------------------------------------------------------
  Age                 Age                 Age                 Age
--------------------------------------------------------------------------------
   55      $4.25       60      $4.72       65      $5.35       70      $6.25
   56       4.34       61       4.83       66       5.51       71       6.47
   57       4.42       62       4.95       67       5.67       72       6.71
   58       4.52       63       5.07       68       5.85       73       6.97
   59       4.61       64       5.21       69       6.04       74       7.26
--------------------------------------------------------------------------------

Upon request, we will provide information on the payments that we will make for other Payment Intervals, gender combinations, and ages.




--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


GROUP CONTRACT



                                             OPTION A TABLE - INCOME FOR A FIXED PERIOD
                                     Payments for fixed number of years for each $1,000 applied.


------------------------------------------------------------------------------------------------------------------------------------
Terms of  Annual  Semi-   Quarterly Monthly  Terms of  Annual   Semi-  Quarterly Monthly  Terms of  Annual  Semi-  Quarterly Monthly
Payments          Annual                     Payments           Annual                    Payments          Annual
------------------------------------------------------------------------------------------------------------------------------------
 Years                                        Years                                       Years
   6      184.60   91.62    45.64    15.18      11     108.08   53.64    26.72    8.88      16      79.61   39.51    19.68     6.54
   7      160.51   79.66    39.68    13.20      12     100.46   49.86    24.84    8.26      17      75.95   37.70    18.78     6.24
   8      142.46   70.70    35.22    11.71      13      94.03   46.67    23.25    7.73      18      72.71   36.09    17.98     5.98
   9      128.43   63.74    31.75    10.56      14      88.53   43.94    21.89    7.28      19      69.81   34.65    17.26     5.74
  10      117.23   58.18    28.98     9.64      15      83.77   41.57    20.71    6.89      20      67.22   33.36    16.62     5.53
------------------------------------------------------------------------------------------------------------------------------------




                      OPTION B TABLE - LIFE ANNUITY
                With Payments For At Least A Fixed Period

               --------------------------------------------
                        60      120       180      240
                      Months   Months    Months   Months
               --------------------------------------------
                Age
               --------------------------------------------
                 55   $4.55     $4.51    $4.44    $4.33
                 56    4.65      4.61     4.52     4.39
                 57    4.76      4.71     4.61     4.46
                 58    4.87      4.81     4.70     4.53
                 59    4.99      4.92     4.79     4.60
                 60    5.12      5.04     4.89     4.67
                 61    5.25      5.16     4.99     4.74
                 62    5.40      5.29     5.09     4.81
                 63    5.55      5.42     5.19     4.87
                 64    5.72      5.56     5.30     4.94
                 65    5.89      5.71     5.40     5.00
                 66    6.08      5.86     5.51     5.06
                 67    6.27      6.02     5.62     5.11
                 68    6.48      6.19     5.72     5.17
                 69    6.71      6.36     5.83     5.22
                 70    6.95      6.54     5.93     5.26
                 71    7.20      6.72     6.03     5.30
                 72    7.46      6.90     6.12     5.34
                 73    7.75      7.08     6.21     5.37
                 74    8.04      7.27     6.30     5.40
               --------------------------------------------



--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------


              OPTION C TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY
     Monthly payments for each $1,000 of proceeds by ages of persons named*.

--------------------------------------------------------------------------------
                                     Secondary Age
--------------------------------------------------------------------------------
Primary
 Age     60     61    62     63    64     65    66     67     68     69    70
--------------------------------------------------------------------------------

  60   $4.73  $4.75 $4.78  $4.80 $4.83  $4.85  $4.87  $4.89  $4.92  $4.93  $4.95
  61    4.81   4.84  4.87   4.90  4.92   4.95   4.97   5.00   5.02   5.04   5.06
  62    4.90   4.93  4.96   4.99  5.02   5.05   5.08   5.11   5.13   5.16   5.18
  63    4.99   5.03  5.06   5.09  5.13   5.16   5.19   5.22   5.25   5.28   5.30
  64    5.09   5.12  5.16   5.20  5.23   5.27   5.30   5.34   5.37   5.40   5.43
  65    5.18   5.22  5.26   5.31  5.35   5.38   5.42   5.46   5.49   5.53   5.56
  66    5.28   5.33  5.37   5.42  5.46   5.50   5.54   5.58   5.62   5.66   5.70
  67    5.38   5.43  5.48   5.53  5.58   5.62   5.67   5.72   5.76   5.80   5.84
  68    5.49   5.54  5.59   5.65  5.70   5.75   5.80   5.85   5.90   5.95   5.99
  69    5.60   5.65  5.71   5.77  5.82   5.88   5.93   5.99   6.04   6.10   6.15
  70    5.71   5.77  5.83   5.89  5.95   6.01   6.07   6.13   6.19   6.25   6.31
--------------------------------------------------------------------------------
*Payments after the death of the Primary Payee will be one-half (1/2) of the amount shown.



                          OPTION D TABLE - LIFE ANNUITY
                   Monthly payments for each $1,000 applied.

       ------------------------------------------------------------------
        Age              Age             Age              Age
       ------------------------------------------------------------------
        55    $4.56      60   $5.14       65   $5.95      70   $7.08
        56     4.67      61    5.28       66    6.14      71    7.36
        57     4.77      62    5.43       67    6.35      72    7.66
        58     4.89      63    5.59       68    6.58      73    7.98
        59     5.01      64    5.76       69    6.82      74    8.33
       ------------------------------------------------------------------


--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION: DATED JUNE 3, 1997

           ANNUITY INVESTORS[REGISTERED TRADEMARK] VARIABLE ACCOUNT B
                                       OF
         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                       STATEMENT OF ADDITIONAL INFORMATION
                                       FOR
                            THE COMMODORE NAVIGATOR[SERVICEMARK]

       INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES ISSUED BY
         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
           P.O. BOX 5423, CINCINNATI, OHIO 45201-5423, (800) 789-6771



THIS STATEMENT OF ADDITIONAL INFORMATION EXPANDS UPON SUBJECTS DISCUSSED IN THE CURRENT PROSPECTUS FOR THE COMMODORE NAVIGATORSM, INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITY CONTRACTS (THE "CONTRACTS") OFFERED BY ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]. A COPY OF THE PROSPECTUS DATED JUNE 3, 1997, AS SUPPLEMENTED FROM TIME TO TIME, MAY BE OBTAINED FREE OF CHARGE BY WRITING TO ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK], ADMINISTRATIVE OFFICE, P.O. BOX 5423, CINCINNATI, OHIO 45201-5423. TERMS USED IN THE CURRENT PROSPECTUS FOR THE CONTRACTS ARE INCORPORATED IN THIS STATEMENT OF ADDITIONAL INFORMATION.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS.



DATED JUNE 3, 1997






--------------------------------------------------------------------------------

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE
SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                                                            PAGE

ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]...............3

  GENERAL INFORMATION AND HISTORY............................................3

   STATE REGULATION..........................................................3

SERVICES.....................................................................4
  SAFEKEEPING OF SEPARATE ACCOUNT ASSETS.....................................4
  RECORDS AND REPORTS........................................................4
  EXPERTS....................................................................4

DISTRIBUTION OF THE CONTRACTS................................................4


CALCULATION OF PERFORMANCE INFORMATION.......................................5

  MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION....................5
  OTHER SUB-ACCOUNT STANDARDIZED YIELD CALCULATIONS..........................6
  STANDARDIZED TOTAL RETURN CALCULATION......................................7
  HYPOTHETICAL PERFORMANCE DATA..............................................7
  OTHER PERFORMANCE DATA.....................................................8

FEDERAL TAX MATTERS.........................................................10

  TAXATION OF THE COMPANY...................................................10
  TAX STATUS OF THE CONTRACT................................................11

FINANCIAL STATEMENTS........................................................12

The following information supplements the information in the Prospectus about the Contracts. Terms used in this Statement of Additional Information have the same meaning as in the Prospectus.


         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]


GENERAL INFORMATION AND HISTORY

Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The name change occurred in the state of domicile on April 12, 1995. The Company is principally engaged in the sale of fixed and variable annuity policies.


The Company was acquired in November, 1994, by American Annuity Group[SERVICEMARK], Inc. ("AAG") a Delaware corporation that is a publicly traded insurance holding company. Great American[REGISTERED TRADEMARK] Insurance Company ("GAIC"), an Ohio corporation, owns 80% of the common stock of AAG. GAIC is a multi-line insurance carrier and a wholly owned subsidiary of Great American[REGISTERED TRADEMARK] Holding Company ("GAHC"), an Ohio corporation. GAHC is a wholly owned subsidiary of American Financial Corporation ("AFC"), an Ohio corporation. AFC is a wholly owned subsidiary of American Financial Group, Inc. ("AFG"), an Ohio corporation that owns 1% of the common stock of AAG. AFG is a publicly traded holding company which is engaged, through its subsidiaries, in financial businesses that include annuities, insurance and portfolio investing, and non-financial businesses.


STATE REGULATION

The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.


                                    SERVICES


SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

Title to assets of the Separate Account is held by the Company. The Separate Account assets are segregated from the Company's general account assets. Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

Title to assets of the Fixed Account is held by the Company together with the Company's general account assets.

RECORDS AND REPORTS

All records and accounts relating to the Fixed Account and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each Owner semi-annually at the Owner's last known address.


EXPERTS

The statutory-basis financial statements of the Company included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein. Such statutory-basis financial statements have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                          DISTRIBUTION OF THE CONTRACTS

The offering of the Contracts is expected to be continuous, and the Company does not anticipate discontinuing the offering of the Contracts. However, the Company reserves the right to discontinue the offering of the Contracts.


                     CALCULATION OF PERFORMANCE INFORMATION


MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION

In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in the value of the hypothetical account by the value of the hypothetical account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in the value of the hypothetical account reflects the deductions for the Mortality and Expense Risk and Administration Charges and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the Separate Account will be lower than the yield for the Money Market Fund or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated according to the following formula:

EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)[SUPERSCRIPT]365/7] - 1

The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Fund or substitute funding vehicle, and operating expenses. IN ADDITION, THE YIELD FIGURES DO NOT REFLECT THE EFFECT OF ANY CONTINGENT DEFERRED SALES CHARGE ("CDSC") (OF UP TO 7% OF PURCHASE PAYMENTS) THAT MAY BE APPLICABLE ON SURRENDER.


OTHER SUB-ACCOUNT STANDARDIZED YIELD CALCULATIONS

The Company may from time to time disclose the current annualized yield of one or more of the Sub-Accounts (other than the Money Market Sub-Account) for 30-day periods. The annualized yield of a Sub-Account refers to the income generated by the Sub-Account over a specified 30-day period. Because this yield is annualized, the yield generated by a Sub-Account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD = 2[(a-b[OVER] cd + 1)[SUPERSCRIPT]6 - 1]

Where

      a= net investment income earned during the period by the Portfolio attributable to the shares owned by the Sub-Account.

      b= expenses for the Sub-Account accrued for the period (net of reimbursements).

      c= the average daily number of Accumulation Units outstanding during the period.

      d= the maximum offering price per Accumulation Unit on the last day of the period.

Net investment income will be determined in accordance with rules and regulations established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts. The yield calculations do not reflect the effect of any CDSC that may be applicable to a particular Contract. CDSCs range from 7% to 0% of the Purchase Payments withdrawn depending on the elapsed time since the receipt of such Purchase Payments.

Because of the charges and deductions imposed by the Separate Account, the yield for a Sub-Account will be lower than the yield for the corresponding Fund. The yield on amounts held in a Sub-Account normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield will be affected by the types and quality of portfolio securities held by the Fund and its operating expenses.

STANDARDIZED TOTAL RETURN CALCULATION

The Company may from time to time also disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one-, five- and ten-year periods that would equal the initial amount invested to the ending redeemable value, according to the following formula:

P(1 + T)[SUPERSCRIPT]n = ERV

Where

      P     =     a hypothetical initial payment of $1,000.

      T     =     average annual total return.

      n     =     number of years.

      ERV   =     "ending  redeemable value" of a hypothetical  $1,000 payment made at the beginning of the one-, five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof).

All recurring fees, such as the Contract Maintenance Fee and the Mortality and Expense Risk Charge, which are charged to all Contracts are recognized in the ending redeemable value. The average annual total return calculations will reflect the effect of any CDSCs that may be applicable to a particular period.

HYPOTHETICAL PERFORMANCE DATA

The Company may also disclose "hypothetical" performance data for a Sub-Account, for periods BEFORE the Sub-Account commenced operations. Such performance information for the Sub-Account will be calculated based on the performance of the corresponding Fund and the assumption that the Sub-Account was in existence for the same periods as those indicated for the Fund, with the level of Contract charges currently in effect. The Fund used for these calculations will be the actual Fund in which the Sub-Account invests.

This type of hypothetical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the Contract is not surrendered (I.E., with no deduction for a CDSC) or assuming that the Contract is surrendered at the end of the applicable period (I.E., reflecting a deduction for any applicable CDSC).

OTHER PERFORMANCE DATA

The Company may from time to time disclose other non-standardized total return in conjunction with the standardized performance data described above. Non-standardized data may reflect no CDSC or present performance data for a period other than that required by the standardized format. The Company may from time to time also disclose cumulative total return calculated using the following formula assuming that the CDSC percentage is 0%:

CTR = (ERV/P) - 1

Where:

      CTR  =      the  cumulative  total  return  net of  Sub-Account  recurring charges, other than the Contract Maintenance Fee, for the period.

      ERV  =      ending  redeemable  value of a hypothetical  $1,000 payment at the beginning of the one-, five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof).

      P     =     a hypothetical initial payment of $1,000.

All non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

The Contracts may be compared in advertising materials to Certificates of Deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have elected to invest in only the Fixed Account Options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the Fixed Account or a Sub-Account, are FDIC-insured.

Advertising materials for the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contract's particular features and their desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contracts and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contracts. A description of the tax advantages associated with the Contracts, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, management and composition of the underlying Funds, investment philosophy, investment techniques, the desirability of owning the Contract and other products and services offered by the Company or AAG Securities, Inc. ("AAG Securities").

The Company or AAG Securities may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

Ibbotson Associates of Chicago, Illinois ("Ibbotson"), provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

Advertising materials for the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Funds. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

In addition, advertising materials may quote various measures of volatility and benchmark correlations for the Sub-Accounts and the respective Funds and compare these volatility measures and correlations with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a sub-account's, or its underlying fund's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.



                               FEDERAL TAX MATTERS

The Contracts and any Certificates thereunder are designed for use by individuals as a non-tax-qualified annuity (including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan), and with arrangements which qualify for special tax treatment under Section 401, 403 or 408 of the Code. The ultimate effect of federal taxes on the Account Value, on Annuity Benefits or on the Death Benefit, and on the economic benefit to the Owner Participant, Annuitant and/or the Beneficiary may depend on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about tax implications should consult a competent tax adviser. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.


TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.


TAX STATUS OF THE CONTRACT

Section 817(h) of the Code requires that with respect to Non-Qualified Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Funds' assets may be invested.

In certain circumstances, Owners of individual variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be included in the variable contract owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor [I.E., the Owner or Participant], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Statement of Additional Information, no guidance has been issued.


The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner or Participant has additional flexibility in allocating Purchase Payments and Account Value. These differences could result in an Owner's or Participant's being treated as the owner of a PRO RATA portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an Owner or Participant from being considered the owner of a PRO RATA share of the assets of the Separate Account.


                              FINANCIAL STATEMENTS

The Company's audited statutory-basis financial statements for the years ended December 31, 1996 and 1995 are included herein.


The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY

                      STATUTORY-BASIS FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION

                     YEARS ENDED DECEMBER 31, 1996 AND 1995








                                    CONTENTS


                         Report of Independent Auditors


                  Audited Statutory-Basis Financial Statements


                        Balance Sheets - Statutory-Basis
                   Statements of Operations - Statutory-Basis
         Statements of Changes in Capital and Surplus - Statutory-Basis
                   Statements of Cash Flows - Statutory-Basis
                  Notes to Statutory-Basis Financial Statements

                           Other Financial Information

        Supplemental Schedule of Selected Statutory-Basis Financial Data Note to Supplemental Schedule of Selected Statutory-Basis Financial Data

ERNST & YOUNG LLP             1300 Chiquita Center          Phone: 513-621-6450
                              250 East Fifth Street
                             Cincinnati, Ohio 45202



                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Annuity Investors Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Annuity Investors Life Insurance Company ("the Company") as of December 31, 1996 and 1995, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As described in Notes B and J to the financial statements, the Company presents its financial statements in conformity with the accounting practices prescribed or permitted by the Ohio Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Notes B and J.


In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Annuity Investors Life Insurance Company at December 31, 1996 and 1995, or the results of its operations or its cash flows for the years then ended.


Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Annuity Investors Life Insurance Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department.


Our  audits  were  conducted  for the  purpose  of  forming  an  opinion  on the statutory-basis financial statements taken as a whole. The accompanying supplemental schedule of selected statutory-basis financial data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the statutory-basis financial statements taken as a whole.


Cincinnati, Ohio                                          ERNST & YOUNG LLP
February 28, 1997

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 STATUTORY-BASIS


                                                               DECEMBER 31
                                                      --------------------------
                                                          1996           1995
                                                      -----------    -----------
ADMITTED ASSETS
Cash and investments:
    Fixed maturities - at amortized cost
       (market value - $22,445,536 and $8,648,412)    $22,996,685    $ 8,554,641
    Policy loans                                           41,190           --
    Short-term investments                                841,000     15,169,930
    Cash                                                  475,770         93,584
    Other invested assets                                  75,000           --
                                                      -----------    -----------

    Total cash and investments                         24,429,645     23,818,155

Investment income due and accrued                         437,051        220,028
Federal income tax recoverable                            392,995           --
Separate Account assets                                 3,389,109           --
                                                      -----------    -----------

    TOTAL ADMITTED ASSETS                             $28,648,800    $24,038,183
                                                      ===========    ===========


LIABILITIES, CAPITAL AND SURPLUS
Annuity reserves                                      $ 3,676,377    $ 2,842,013
Commissions due and accrued                                53,746            966
General expenses due and accrued                           26,759          7,000
Transfers to Separate Accounts due
  and accrued (net)                                      (206,980)          --
Taxes, licenses and fees due and accrued                    1,900          3,000
Federal income tax payable                                   --            8,952
Asset valuation reserve                                    58,437          2,848
Payable to parent and affiliates                          303,718         58,423
Other liabilities                                           9,402           --
Separate Account liabilities                            3,389,109           --
                                                      -----------    -----------

    TOTAL LIABILITIES                                   7,312,468      2,923,202
                                                      -----------    -----------

Common stock, par value- $125 and $100:
    - 25,000 shares authorized
    - 20,000 shares issued and outstanding              2,500,000      2,000,000
Gross paid-in and contributed surplus                  17,550,000     18,050,000
Unassigned surplus                                      1,286,332      1,064,981
                                                      -----------    -----------

    TOTAL CAPITAL AND SURPLUS                          21,336,332     21,114,981
                                                     ------------   ------------

    TOTAL LIABILITIES, CAPITAL AND SURPLUS           $ 28,648,800   $ 24,038,183
                                                     ============   ============

                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 STATUTORY-BASIS



                                                     YEAR ENDED DECEMBER 31
                                                   --------------------------
                                                        1996           1995
                                                   -----------    -----------

REVENUES
    Premiums and annuity considerations            $    38,838    $    58,695
    Deposit-type funds                               4,355,900         16,107
    Net investment income                            1,500,424        552,141
    Other income (expense)                                (639)          --
                                                   -----------    -----------

           Total revenue                             5,894,523        626,943

BENEFITS AND EXPENSES
    Increase in aggregate reserves                     834,364        157,637
    Policyholders' benefits                            408,089        109,607
    Commissions on premiums, annuity
       considerations and deposit-type funds           257,666            966
    Commissions and expense allowances on
       reinsurance assumed                              48,353         48,689
    General insurance expenses                       1,138,281         34,588
    Taxes, licenses and fees                           103,174         53,577
    Net transfers to Separate Accounts               3,090,948           --
                                                   -----------    -----------

           Total benefits and expenses               5,880,875        405,064
                                                   -----------    -----------

Gain from operations before federal income taxes        13,648        221,879

Provision for federal income taxes                       2,280         74,941
                                                   -----------    -----------

Gain from operations after federal income
   taxes before net realized capital gains              11,368        146,938

Net realized capital gains (losses)
    Gross realized capital gains (losses)              (26,813)            15
    Capital gains tax expense                             --               (5)
    Interest maintenance reserve transfer
       (net of tax)                                     17,428             (8)
                                                   -----------    -----------

           Net realized capital gains (losses)
           after transfer to IMR                        (9,385)             2
                                                   -----------    -----------

NET INCOME                                         $     1,983    $   146,940
                                                   ===========    ===========


                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY-BASIS



                                                        YEAR ENDED DECEMBER 31
                                                   -----------------------------
                                                       1996               1995
                                                   ------------   -------------
COMMON STOCK
    Balance at beginning of year                   $  2,000,000    $  2,000,000
    Transfer from gross paid in and
      contributed surplus                               500,000            --
                                                   ------------    ------------

           Balance at end of year                  $  2,500,000    $  2,000,000
                                                   ============    ============

GROSS PAID-IN AND CONTRIBUTED SURPLUS
Balance at beginning of year                       $ 18,050,000    $  3,350,000
Capital contribution                                       --        14,700,000
    Transfer to common stock                           (500,000)           --
                                                   ------------    ------------

           Balance at end of year                  $ 17,550,000    $ 18,050,000
                                                   ============    ============

UNASSIGNED FUNDS
    Balance at beginning of year                   $  1,064,981    $    920,890
    Net income                                            1,983         146,940
    Increase in non-admitted assets                     (85,271)           --
    Increase in asset valuation reserve                 (55,589)           --
    Adjustment for prior year taxes                     360,228          (2,849)
                                                   ------------    ------------

           Balance at end of year                  $  1,286,332    $  1,064,981
                                                   ============    ============

TOTAL CAPITAL AND SURPLUS                          $ 21,336,332    $ 21,114,981
                                                   ============    ============


                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 STATUTORY-BASIS


                                                       YEAR ENDED DECEMBER 31

                                                     1996               1995
                                                 -------------     -------------
OPERATIONS:
    Premiums and annuity considerations           $     38,838     $     58,695
    Deposit-type funds                               4,355,900           16,107
    Net investment income                            1,365,858          512,777
    Net increase in policy loans                       (41,190)            --
    Policyholder benefits paid                        (408,089)        (109,607)
    Commissions, expenses and premium and
       other taxes paid                             (1,479,640)        (128,854)
    Net transfers to Separate Accounts              (3,297,928)            --
    Federal income taxes paid                          (44,000)         (42,813)
    Other cash provided                                186,214           47,151
                                                  ------------     ------------

        Net cash provided by operations                675,963          353,456

INVESTING ACTIVITIES:
    Sale, maturity or repayment of bonds             2,383,321        1,167,103
    Purchase of bonds                              (16,931,028)      (1,462,567)
    Other cash applied                                 (75,000)            --
                                                  ------------     ------------

        Net cash used in investment activities     (14,622,707)        (295,464)

FINANCING AND MISCELLANEOUS ACTIVITIES:
    Capital contribution                                   --        14,700,000
                                                   -----------     ------------

        Net cash provided by financing and
         miscellaneous activities                         --        14,700,000
                                                 -------------     -----------

        Net (decrease) increase in cash and
         short-term investments                  $ (13,946,744)    $ 14,757,992
                                                 =============     ============

RECONCILIATION BETWEEN YEARS
    Cash and short-term investments
       at beginning of year                      $  15,263,514     $    505,522
    Net (decrease) increase in cash
      and short-term investments                   (13,946,744)      14,757,992
                                                 -------------     ------------

        Cash and short-term investments
         at end of year                          $   1,316,770     $ 15,263,514
                                                 =============     ============


                   See notes to statutory financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


A.  GENERAL

Annuity Investors Life Insurance Company ("AILIC"), a life insurance company domiciled in the State of Ohio, is an indirectly owned subsidiary of American Annuity Group, Inc., ("AAG"), a publicly traded financial services holding company of which American Financial Group, Inc. ("AFG") owns 81%. On November 29, 1994, AILIC, formerly Carillon Life Insurance Company, was purchased from Great American Insurance Company, a wholly-owned subsidiary of AFG.


AILIC's primary product is the variable annuity sold to both the individual and group markets. This product is marketed to hospitals, 501(c)(3) organizations, public education institutions and other qualified and non-qualified markets.


B.  ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Ohio Insurance
Department, which vary in some respects from generally accepted accounting principles ("GAAP"). The more significant of these differences are as follows:


(a) annuity receipts and deposit-type funds are accounted for as revenues versus liabilities;
(b) an Interest Maintenance Reserve ("IMR") is provided whereby interest related realized gains and losses are deferred and amortized into investment income over the expected remaining life of the security sold;
(c) Asset Valuation  Reserves
("AVR") are provided which  reclassify a portion of surplus to liabilities;
(d) investments in bonds considered "available for sale" (as defined by GAAP) are generally recorded at amortized cost versus market;
(e) certain general expenses and commissions relating to the acquisition of new business are capitalized to Deferred Acquisition Costs ("DAC") and amortized for GAAP; and
(f) the cost of certain assets designated as "non-admitted assets" (principally advance commissions paid to agents), is charged against surplus.


Preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.


Certain reclassifications have been made to the prior year financial statements to conform to the current year's presentation.


INVESTMENTS Asset values are generally stated as follows: Bonds not backed by other loans, where permitted, at amortized cost using the interest method; loan-backed bonds and structured securities, where permitted, at amortized cost using the interest method; short-term investments at cost; and policy loans at unpaid balances.

Prepayment assumptions for loan-backed bonds and structured securities were obtained from broker dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. Significant changes in estimated cash flows from the original purchase assumptions are accounted for on a prospective basis.


                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


As prescribed by the NAIC, the market value for investments in bonds is determined by the values included in the Valuations of Securities manual published by the NAIC's Securities Valuation Office. Those values generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values by the Securities Valuation Office.


Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.


The carrying values of cash and short-term investments approximate their fair values.


Gains or losses on sales of securities are recognized at the time of disposition with the amount of gain or loss determined on the specific identification basis.


The IMR applies to interest-related realized capital gains and losses (net of tax) and is intended to defer realized gains and losses resulting from changes in the general level of interest rates. The IMR is amortized into investment income over the approximate remaining life of the investments sold.


The AVR provides for possible credit-related losses on securities and is calculated according to a specified formula as prescribed by the NAIC for the purpose of stabilizing surplus against fluctuations in the market value of investment securities. Changes in the required reserve balances are made by direct credits or charges to surplus.


PREMIUMS Annuity premiums and deposit-type funds are recognized as revenue when due.


SEPARATE ACCOUNTS Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than AILIC, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of AILIC. Separate account assets are reported at market value. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder deposits are included in other income.


ANNUITY RESERVES Annuity reserves are developed by actuarial methods and are determined based on published tables using statutory specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by law. The fair market value of the reserves approximates the statement value.


REINSURANCE Reinsurance premiums, benefits and expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1996 AND 1995


C.  INVESTMENTS

At December 31, 1996, fixed maturity investments in U.S. Government and government agencies and authorities had a carrying value of $9.0 million and a market value of $8.7 million, gross unrealized gains of $42,370 and gross unrealized losses of ($361,158). All other corporate fixed maturity investments at December 31, 1996, had a carrying value of $13.9 million, market value of $13.7 million, gross unrealized gains of $111,747 and gross unrealized losses of ($344,107). At December 31, 1995, fixed maturity investments in U.S. Government and government agencies and authorities had a carrying value and market value of $7.3 million, gross unrealized gains of $74,700 and gross unrealized losses of ($45,100). All other corporate fixed maturity investments at December 31, 1995, had a carrying value of $1.3 million, market value of $1.4 million, gross unrealized gains of $64,700 and gross unrealized losses of ($600).


Proceeds from sales of fixed maturity investments were $2.4 million in 1996 and $1.2 million in 1995. Gross realized gains of $3,525 and $18 and gross realized losses of $30,338 and $3 were realized on those sales during 1996 and 1995, respectively.


U.S. Treasury Notes with a carrying value of $6.1 million at December 31, 1996, were on deposit as required by the insurance departments of various states.


The table below sets forth the scheduled maturities of AILIC's fixed maturity investments as of December 31, 1996:



                                              Carrying                Market
                                                Value                 Value
Bonds by maturity:
  Due within 1 year or less                  $   100,629          $     102,406
  Over 1 year through 5 years                  5,968,341              5,886,647
  Over 5 years through 10 years               12,735,872             12,421,027
  Over 10 years through 20 years               3,655,618              3,500,404
  Over 20 years                                  536,225                535,052
                                             -----------            -----------

       Total bonds by maturity               $22,996,685            $22,445,536
                                             ===========            ===========

Net investment income consisted
 of the following:

                                                 1996                     1995
                                                 ----                     ----

    Bonds                                    $ 1,369,442          $     447,488
    Short-term investments                       159,533                 72,980
    Cash on hand and on deposit                    1,250                 41,582
    Policy loans                                   1,153                      -
    Aggregate write-ins for investment
      income                                          54                      -
                                              ----------          -------------

               Gross investment income         1,531,432                562,050

    Investment expenses                          (31,008)                (9,909)
                                              ----------          -------------

               Net investment income          $1,500,424          $     552,141
                                              ==========          =============

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1996 AND 1995


D.  FEDERAL INCOME TAXES

AILIC's amount of federal income taxes incurred for recoupement in the event of future losses is approximately $2,000 in 1996.


E.  RELATED PARTY TRANSACTIONS

On December 30, 1993, AILIC entered into a reinsurance agreement with Great American Life Insurance Company ("GALIC"), an affiliated Ohio domiciled insurance company, which became AILIC's immediate parent in 1995. As a result of the transaction, AILIC assumed $2.6 million in deferred annuity reserves and received an equivalent amount of assets. Premiums of $38,838 in 1996 and $58,695 in 1995 consisted of assumed reinsurance from GALIC in accordance with the agreement. The reinsurance agreement will be terminated as of January 1, 1997 and an equal amount of assets and annuity reserves will be transferred to GALIC.


AILIC has an agreement with American Money Management, Inc. (an affiliate), subject to the direction of the Finance Committee of AILIC, whereby American Money Management, Inc., provides investment management services. In 1996 and 1995, AILIC paid $15,095 and $11,666, respectively, in management fees.


AILIC has an agreement with AAG Securities, Inc., a wholly-owned subsidiary of AAG, whereby AAG Securities is the principal underwriter and distributor of AILIC's variable contracts. AILIC pays AAG Securities for acting as underwriter under a distribution agreement. In 1996 and 1995, AILIC paid $257,666 and $966, respectively, in commissions.


Certain administrative, management, accounting, data processing, underwriting, claim, collection and investment services are provided under agreements between AILIC and affiliates at charges not unfavorable to AILIC or insurance affiliates. In 1996 and 1995, AILIC paid $277,505 and $0, respectively, in fees to affiliates.


F.  DIVIDEND RESTRICTIONS

The amount of dividends which can be paid by AILIC without prior approval of regulatory authorities is subject to restrictions relating to capital and surplus and net income. AILIC may pay approximately $1.3 million in dividends in 1997 based on capital and surplus, without prior approval.


G.  ANNUITY RESERVES, EXCLUDING SEPARATE ACCOUNTS

At December 31, 1996, $2.7 million or 72.2% of AILIC's annuity reserves, excluding Separate Accounts, were subject to discretionary withdrawal without adjustment, and $1.0 million or 27.8% were subject to discretionary withdrawal at book value less surrender charges of 5% or more. As of 1995, there were no purchase payments allocated or investments held in the Separate Account.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1996 AND 1995



H.  SEPARATE ACCOUNT

The Company writes individual and group non-guaranteed variable annuities. In 1996, the General Account had net transfers to the Separate Account of $3,090,948, consisting of transfers to the Separate Account of $3,337,987 and transfers from the Separate Account of $247,039, including contingent deferred sales charges of $198,353. In 1995, there were no transfers to or from the Separate Account.


All Separate Account reserves are non-guaranteed and subject to discretionary withdrawal at market value. In 1995, there were no reserves in the Separate Account. In 1996, funds in the Separate Account had a total market value of $3,389,109 and amortized cost of $3,335,765, resulting in net unrealized gains of $53,344, consisting of gross unrealized gains of $57,307 and gross unrealized losses of ($3,963).


I.  OTHER ITEMS

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through deduction in future premium taxes in certain states. GALIC is responsible for payment of all assessments relating to premiums earned in accordance with the reinsurance agreement discussed in Note E.


The Company increased the par value on the authorized shares of common stock from $100 a share to $125 a share during 1996. This resulted in a reclassification between gross paid in and contributed surplus and common stock.


J.  VARIANCES FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Ohio Insurance Department, which vary in some respects from generally accepted accounting principles ("GAAP"). The following table summarizes the differences between net income and surplus as determined in accordance with statutory accounting practices and GAAP for the years ended December 31, 1996 and 1995:



                                                              NET INCOME                 CAPITAL AND SURPLUS
                                                      ----------------------------    ---------------------------
                                                             1996          1995            1996          1995
                                                      -------------   ------------    -------------  ------------

As reported on a statutory basis                     $      1,983    $    146,940    $ 21,336,332    $ 21,114,981
    Commissions capitalized to DAC                        257,666             954         257,666             954
    General expenses capitalized to DAC                   569,139            --           569,139            --
    Taxes, licenses and fees capitalized to DAC            51,587            --            51,587            --
    Amortization of DAC                                   (51,969)           --           (51,969)           --
    Capital gains transferred to IMR, net of tax          (17,428)              8         (17,428)              8
    Amortization of IMR, net of tax                           814            --               814            --
    Contingent deferred sales charge                     (262,297)           --          (262,297)           --
    Federal income taxes                                 (190,841)         (3,051)       (190,841)         (3,051)
    Unrealized gain (loss) adjustment                        --              --          (352,697)         38,109
    AVR adjustment                                           --              --            55,589           2,848
    Non-admitted assets adjustment                           --              --            85,271            --
    Prior year tax adjustment                                --              --          (360,228)           --
    Prior year stat to GAAP cumulative adjustments           --              --            38,868            --
                                                                     ------------    ------------    ------------

        Total GAAP adjustments                            356,671          (2,089)       (176,526)         38,868
                                                     ------------    ------------    ------------    ------------

GAAP basis                                           $    358,654    $    144,851    $ 21,159,806    $ 21,153,849
                                                     ============    ============    ============    ============

                           OTHER FINANCIAL INFORMATION

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
        SUPPLEMENTAL SCHEDULE OF SELECTED STATUTORY-BASIS FINANCIAL DATA
                                DECEMBER 31, 1996


Investment income earned:
    Bonds                                                         $  1,369,442
    Short-term investments                                             159,533
    Cash on hand and on deposit                                          1,250
    Policy loans                                                         1,153
    Aggregate write-ins for investment income                               54
                                                                 -------------

               Gross investment income                            $  1,531,432
                                                                  ============

Bonds and short-term investments by class (statement value):
    Class      "1"                                                 $19,566,716
    Class      "2"                                                   2,334,053
    Class      "3"                                                   1,126,918
    Class      "4"                                                     809,998
                                                                 -------------

               Total bonds and short-term investments by class     $23,837,685
                                                                   ===========

Bonds traded:
    Publicly                                                       $22,665,384
    Privately                                                          331,301

               Total bonds traded                                  $22,996,685

Short-term investments (book value)                              $     841,000
                                                                 =============

Cash on deposit                                                  $     475,770
                                                                 =============

Group annuities not fully paid--account balance                   $  3,676,377
                                                                  ============

Bonds and short-term investments by maturity (statement value):
    Due within 1 year or less                                    $     941,629
    Over 1 year through 5 years                                      5,968,341
    Over 5 years through 10 years                                   12,735,872
    Over 10 years through 20 years                                   3,655,618
    Over 20 years                                                      536,225
                                                                 -------------

               Total by maturity                                   $23,837,685



NOTE--BASIS OF PRESENTATION
The accompanying schedule presents selected statutory-basis financial data as of December 31, 1996 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in AILIC's 1996 Statutory Annual Statement as filed with the Ohio Insurance Department.

 PART C
OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

      All required financial statements are included in Parts A or B of this Registration Statement.

(b)   Exhibits

      (1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] authorizing establishment of Annuity Investors[REGISTERED TRADEMARK] Variable Account B.1/


      (2)   Not Applicable.


      (3)   (a)    Distribution   Agreement   between  Annuity   Investors  Life
                   Insurance Company [REGISTERED  TRADEMARK] and AAG Securities,
                   Inc. [filed herewith].


            (b) Form of Selling Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK], AAG Securities, Inc. and another Broker-Dealer. 1/


      (4)   Individual and Group Contract Forms and Endorsements.


            (a)    Form  of  Qualified   Individual  Flexible  Premium  Deferred
                   Variable Annuity Contract [filed herewith].


            (b) Form of Non-Qualified Individual Flexible Deferred Variable Annuity Contract [filed herewith].


            (c) Form of Loan Endorsement to Individual Contract [filed herewith].


            (d) Form of Tax Sheltered Annuity Endorsement to Individual Contract [filed herewith].


            (e) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract [filed herewith].


            (f) Form of Employer Plan Endorsement to Individual Contract [filed herewith].


            (g)    Form  of  Individual   Retirement  Annuity  Endorsement  to
                   Individual Contract [filed herewith].


            (h) Form of Texas Optional Retirement Program Endorsement to Individual Contract [filed herewith].

            (i) Form of Long-Term Care Waiver Rider to Individual Contract [filed herewith].


            (j) Form of Simple IRA Endorsement to Individual Contract [filed herewith].


            (k) Form of Group Flexible Premium Deferred Variable Annuity Contract [filed herewith].


            (l) Form of Certificate of Participation under a Group Flexible Premium Deferred Variable Annuity Contract [filed herewith].


            (m)    Form of Loan Endorsement to Group Contract [filed herewith].


            (n) Form of Loan Endorsement to Certificate of Participation under a Group Contract [filed herewith].


            (o) Form of Tax Sheltered Annuity Endorsement to Group Contract [filed herewith].


            (p) Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract [filed herewith].


            (q) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract [filed herewith].


            (r) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract [filed herewith].


            (s) Form of Employer Plan Endorsement to Group Contract [filed herewith].


            (t)    Form  of  Employer  Plan   Endorsement   to   Certificate  of
                   Participation under a Group Contract [filed herewith].


            (u) Form of Deferred Compensation Endorsement to Group Contract [filed herewith].


            (v) Form of Deferred Compensation Endorsement to Certificate of Participation under a Group Contract [filed herewith].


            (w) Form of Texas Optional Retirement Program Endorsement to Group Contract [filed herewith].

            (x) Form of Texas Optional Retirement Program Endorsement to Certificate of Participation under a Group Contract [filed herewith].


            (y) Form of Long-Term Care Waiver Rider to Group Contract [filed herewith].


            (z) Form of Long-Term Care Waiver Rider to Certificate of Participation under a Group Contract [filed herewith].


      (5)   (a)    Form of Application for Individual  Flexible Premium Deferred
                   Annuity Contract and Certificate of Participation under a Group Contract [filed herewith].


            (b) Form of Application for Group Flexible Premium Deferred Annuity Contract [filed herewith].


      (6)   (a)    Articles  of  Incorporation   of  Annuity   Investors  Life
                   Insurance Company[REGISTERED TRADEMARK].1/


                   (i) Amendment to Articles of Incorporation, adopted April 9, 1996, and approved by the Secretary of State, State of Ohio, on July 11, 1996 [filed herewith].


                   (ii) Amendment to Articles of Incorporation, adopted August 9, 1996, and approved by the Secretary of State, State of Ohio, on December 3, 1996 [filed herewith].


            (b) Code of Regulations of Annuity Investors Life Insurance Company.[REGISTERED TRADEMARK]1/


      (7)          Not Applicable


      (8)   (a)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED  TRADEMARK] and Dreyfus Variable
                   Investment Fund [filed herewith].


                   (i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company [REGISTERED TRADEMARK] and Dreyfus Variable Investment Fund [filed herewith].


            (b) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund) [filed herewith].


                   (i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund) [filed herewith].

            (c)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance  Company[REGISTERED   TRADEMARK]  and  The  Dreyfus
                   Socially Responsible Growth Fund, Inc. [filed herewith].


                   (i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and The Dreyfus Socially Responsible Growth Fund, Inc. [filed herewith].


            (d)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance  Company[REGISTERED   TRADEMARK]  and  Janus  Aspen
                   Series [filed herewith].


            (e) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Strong Variable Insurance Funds, Inc. and Strong Special Fund II, Inc. [filed herewith].


            (f)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED TRADEMARK] and INVESCO Variable Investment Funds, Inc.[filed herewith]


            (g)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED TRADEMARK] and Morgan Stanley Universal Funds, Inc. [filed herewith].


            (h)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED TRADEMARK] and PBHG Insurance Series Fund, Inc. [filed herewith].


            (i)    Service  Agreement  between Annuity  Investors Life Insurance
                   Company[REGISTERED    TRADEMARK]    and   American    Annuity
                   Group[SERVICEMARK], Inc.1/


            (j) Agreement between AAG Securities, Inc. and AAG Insurance Agency, Inc.1/


            (k) Investment Service Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and American Annuity Group[SERVICEMARK], Inc. 1/


            (l) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Strong Capital Management, Inc. [filed herewith].


            (m)    Service  Agreement  between Annuity  Investors Life Insurance
                   Company[REGISTERED    TRADEMARK]   and   Pilgrim   Baxter   &
                   Associates, Ltd. [filed herewith].


            (n)    Service  Agreement  between Annuity  Investors Life Insurance
                   Company[REGISTERED   TRADEMARK]   and  Morgan  Stanley  Asset
                   Management, Inc. [filed herewith].



            (o)    Amended   and   Restated   Agreement   between   The  Dreyfus
                   Corporation    and   Annuity    Investors    Life   Insurance
                   Company[REGISTERED TRADEMARK]. [filed herewith].

            (p) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Janus Capital Corporation [filed herewith].


      (9)   Opinion and Consent of Counsel1/.


      (10)  Consent of Independent Auditors [filed herewith].


      (11)  No financial statements are omitted from Item 23.

      (12)  Not Applicable.

      (13)  Not Applicable.

      (14)  Financial Data Schedules [filed herewith].

------------------------

1/    Filed on Form N-4 on December 23, 1996

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                  PRINCIPAL       POSITIONS AND OFFICES
      NAME                    BUSINESS ADDRESS       WITH THE COMPANY
      ----                    ----------------    ---------------------

Robert Allen Adams                  (1)           President, Director

Stephen Craig Lindner               (1)           Director

William Jack Maney, II              (1)           Assistant Treasurer and
                                                  Director

James Michael Mortensen             (1)           Executive Vice President,
                                                  Assistant Secretary and
                                                  Director

Mark Francis Muething               (1)           Senior Vice President,
                                                  Secretary, General Counsel
                                                  and Director

Jeffrey Scott Tate                  (1)           Director

Thomas Kevin Liguzinski             (1)           Senior Vice President

Charles Kent McManus                (1)           Senior Vice President

Robert Eugene Allen                 (1)           Vice President and Treasurer

Arthur Ronald Greene, III           (1)           Vice President

Betty Marie Kasprowicz              (1)           Vice President and Assistant
                                                  Secretary

Michael Joseph O'Connor             (1)           Senior Vice President and
                                                  Chief Actuary

Lynn Edward Laswell                 (1)           Assistant Vice President

___________________________

(1)   P.O. Box 5423, Cincinnati, Ohio  45201-5423.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor, Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] is a wholly owned subsidiary of Great American[REGISTERED TRADEMARK] Life Insurance Company, which is a wholly owned subsidiary of American Annuity Group,[SERVICEMARK] Inc. The Registrant, Annuity Investors[REGISTERED TRADEMARK] Variable Account B, is a segregated asset account of Annuity Investors Life Insurance Company[REGISTERED TRADEMARK].

The following chart shows the affiliations among Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and its parent, subsidiary and affilited entitites.


AMERICAN FINANCIAL GROUP, INC.                                      % OF STOCK OWNED(1)
|                                          STATE OF       DATE OF      BY IMMEDIATE
|                                          DOMICILE       INCORP.     PARENT COMPANY    NATURE OF BUSINESS
  |_AHH Holdings, Inc.                     Florida        12/27/95            49        Holding Company
  | |_Columbia Financial Company           Florida        10/26/93           100        Real Estate Holding Company
  | |_American Heritage Holding            Delaware       11/02/94           100        Home Builder
  |   Corporation
  | | |_Heritage Homes Realty, Inc.        Florida        07/20/93           100        Home Sales
  | | |_Southeast Title, Inc.              Florida        05/16/95           100        Title Company
  | |_Heritage Home Finance Corporation    Florida        02/10/94           100        Finance Company
  |_American Financial Capital Trust I     Delaware       09/14/96           100        Statutory Business Trust
  |_American Financial Corporation         Ohio           11/15/55           100        Holding Company
  | |_AFC Coal Properties, Inc.            Ohio           12/18/96           100        Real Estate Holding Company
  | |_American Barge & Towing Company      Ohio           03/25/82           100        Inactive
  | | |_Spartan Transportation
          Corporation                      Ohio           07/19/83           100        Mgmt-River Transportation Equipment
  | |_American Financial Corporation       Ohio           08/27/63           100        Inactive
  | |_American Money Management            Ohio           03/01/73           100        Investment Management
          Corporation
  | |_American Money Management            Netherland     05/10/85           100        Securities Management
          International, N.V
  | |                                       Antilles
  | |_American Premier Underwriters, Inc.  Pennsylvania   1846               100(2)     Diversified
  | | |_The Ann Arbor Railroad Company     Michigan       09/21/1895          99        Inactive
  | | |_The Associates of the Jersey       New Jersey     11/10/1804         100        Inactive
          Company
  | | |_Cal Coal, Inc.                     Illinois       05/30/79           100        Inactive
  | | |_The Indianapolis Union Railway     Indiana        11/19/1872         100        Inactive
          Company
  | | |_Lehigh Valley Railroad Company     Pennsylvania   04/21/1846         100        Inactive
  | | |_Millennium Dynamics, Inc.          Ohio           07/31/95           100        Design, Marketing & Servicing of
                                                                                        Comp. Software
  | | |_The New York and Harlem Railroad   New York       04/25/1831          97        Inactive
          Company
  | | |_The Owasco River Railway, Inc.     New York       06/02/1881         100        Inactive
  | | |_PCC Real Estate, Inc.              New York       12/15/86           100        Holding Company
  | | | |_PCC Chicago Realty Corp.         New York       12/23/86           100        Real Estate Developer
  | | | |_PCC Gun Hill Realty Corp.        New York       12/18/85           100        Real Estate Developer
  | | | |_PCC Michigan Realty, Inc.        Michigan       11/09/87           100        Real Estate Developer
  | | | |_PCC Scarsdale Realty Corp.       New York       06/01/86           100        Real Estate Developer
  | | | | |_Scarsdale Depot Associates,    Delaware       05/05/89            80        Real Estate Developer
               L.P.
  | | |_Penn Central Energy Management     Delaware       05/11/87           100        Energy Operations Manager
          Company
  | | |_Pennsylvania Company               Delaware       12/05/58           100        Holding Company
  | | | |_Atlanta Casualty Company         Illinois       06/13/72           100 (2)    Property/Casualty Insurance
  | | | | |_American Premier Insurance     Indiana        11/30/89           100        Property/Casualty Insurance
               Company
  | | | | |_Atlanta Specialty Insurance    Iowa           02/06/74           100        Property/Casualty Insurance
               Company
  | | | | |_Mr. Agency of Georgia, Inc.    Georgia        04/01/77           100        Insurance Agency
  | | | | | |_Atlanta Casualty General     Texas          03/15/61           100        Managing General Agency
               Agency, Inc.
  | | | | | |_Atlanta Insurance Brokers,   Georgia        02/06/71           100        Insurance Agency
               Inc.
  | | | | | |_Treaty House, Ltd. (d/b/a    Nevada         11/02/71           100        Insurance Premium Finance
               Mr. Budget)
  | | | | |_Penn Central U.K. Limited      United Kingdom 10/28/92           100        Insurance Holding Company
  | | | | | |_Insurance (GB) Limited       United Kingdom 05/13/92           100        Property/Casualty Insurance
  | | | |_Delbay Corporation               Delaware       12/27/62           100        Inactive



AMERICAN FINANCIAL GROUP, INC.

   |_American Financial Corporation                                % OF STOCK OWNED(1)
  | |_American Premier Underwriters, Inc.  STATE OF       DATE OF     BY IMMEDIATE
  | | |_Pennsylvania Company               DOMICILE       INCORP.    PARENT COMPANY     NATURE OF BUSINESS
  |
  | | | |_Great Southwest Corporation      Delaware       10/25/78           100        Real Estate Developer
  | | | | |_World Houston, Inc.            Delaware       05/30/74           100        Real Estate Developer
  | | | |_Hangar Acquisition Corp.         Ohio           10/06/95           100        Aircraft Investment
  | | | |_Infinity Insurance Company       Florida        07/09/55           100        Property/Casualty Insurance
  | | | | |_Infinity Agency of Texas, Inc. Texas          07/15/92           100        Managing General Agency
  | | | | |_The Infinity Group, Inc.       Indiana        07/22/92           100        Insurance Holding Company
  | | | | |_Infinity Select Insurance      Indiana        06/11/91           100        Property/Casualty Insurance
               Company
  | | | | |_Infinity Southern Insurance    Alabama        08/05/92           100        Property/Casualty Insurance
               Corporation
  | | | | |_Leader National Insurance      Ohio           03/20/63           100        Property/Casualty Insurance
               Company
  | | | | | |_Budget Insurance Premiums,   Ohio           02/14/64           100        Premium Finance Company
                Inc.
  | | | | | |_Leader National Agency, Inc. Ohio           04/05-63           100        Brokering Agent
  | | | | | |_Leader National Agency of    Texas          01/25/94           100        Managing General Agency
                Texas, Inc.
  | | | | | |_Leader National Insurance    Arizona        12/05/73           100        Brokering Agent
                Agency of Arizona
  | | | | | |_Leader Preferred Insurance   Ohio           11/07/94           100        Property/Casualty Insurance
                Company
  | | | | | |_Leader Specialty Insurance   Indiana        03/10/94           100        Property/Casualty Insurance
                Company
  | | | |_PCC Technical Industries, Inc.   California     03/07/55           100        Holding Company
  | | | | |_ESC, Inc.                      California     11/02/62           100        Connector Accessories
  | | | | |_Marathon Manufacturing         Delaware       11/18/83           100        Holding Company
               Companies, Inc.
  | | | | | |_Marathon Manufacturing       Delaware       12/07/79           100        Inactive
                Company
  | | | | |_PCC Maryland Realty Corp.      Maryland       08/18/93           100        Real Estate Holding Company
  | | | | |_Penn Camarillo Realty Corp.    California     11/24/92           100        Real Estate Holding Company
  | | | |_Penn Towers, Inc.                Pennsylvania   08/01/58           100        Inactive
  | | | |_Republic Indemnity Company of    California     12/05/72           100        Workers' Compensation Insurance
            America
  | | | | |_Republic Indemnity Company of  California     10/13/82           100        Workers' Compensation Insurance
               California
  | | | | |_Republic Indemnity Medical     California     03/25/96           100        Medical Bill Review
               Management, Inc.
  | | | | |_Timberglen Limited             United Kingdom 10/28/92           100        Investments
  | | | |_Risico Management Corporation    Delaware       01/10/89           100        Risk Management
  | | | |_Windsor Insurance Company        Indiana        11/05/87           100(2)     Property/Casualty Insurance
  | | | | |_American Deposit Insurance     Oklahoma       12/28/66           100        Property/Casualty Insurance
               Company
  | | | | | |_Granite Finance Co., Inc.    Texas          11/09/65           100        Premium Financing
  | | | | |_Coventry Insurance Company     Ohio           09/05/89           100        Property/Casualty Insurance
  | | | | |_El Aguila Compania de          Mexico         11/24/94           100(2)     Property/Casualty Insurance
               Seguros, S.A. de C.V.
  | | | | |_Moore Group Inc.               Georgia        12/19/62           100        Insurance Holding Company/Agency
  | | | | | |_Casualty Underwriters, Inc.  Georgia        10/01/54            51        Insurance Agency
  | | | | | |_Dudley L. Moore Insurance,   Louisiana      03/30/78       beneficial     Insurance Agency
                Inc.                                                      interest
  | | | | | |_Hallmark General Insurance   Oklahoma       06/16/72       beneficial     Insurance Agency
                Agency, Inc.                                              interest
  | | | | | |_Middle Tennessee             Tennessee      11/14/69           100        Insurance Agency
                Underwriters, Inc.
  | | | | | | |_Insurance Finance Company  Tennessee      01/03/62           100        Premium Financing
  | | | | | |_Windsor Group, Inc.          Georgia        05/23/91           100        Insurance Holding Company
  | | | | |_Regal Insurance Company        Indiana        11/05/87           100        Property/Casualty Insurance
  | | | | |_Texas Windsor Group, Inc.      Texas          06/23/88           100        Insurance Agency
  | | |_Pennsylvania-Reading Seashore      New Jersey     06/14/01            66.67     Inactive
           Lines
  | | |_Pittsburgh and Cross Creek         Pennsylvania   08/14/70            83        Inactive
           Railroad Company



AMERICAN FINANCIAL GROUP, INC.
| |_American Financial Corporation
| | |_American Premier Underwriters, Inc.                              % OF STOCK OWNED(1)
|                                          STATE OF           DATE OF     BY IMMEDIATE
|                                          DOMICILE           INCORP.    PARENT COMPANY     NATURE OF BUSINESS
|-                                         --------           -------  -------------------  ------------------
  | | |_Terminal Realty Penn Co.           District of        09/23/68           100        Inactive
  | | |_United Railroad Corp.              Delaware           11/25/81           100        Inactive
  | | | |_Detroit Manufacturers Railroad   Michigan           01/30/02            82        Inactive
            Company
  | | |_Waynesburg Southern Railroad       Pennsylvania       09/01/66           100        Inactive
            Company
  | |_Chiquita Brands International, Inc.  New Jersey         03/30/99            43.09(2)  Production/Processing/Distribution
          (and subsidiaries)  | |                                                            of Food Products
  | |_Dixie Terminal Corporation           Ohio               04/23/70           100        Commercial Leasing
  | |_Fairmont Holdings, Inc.              Ohio               12/15/83           100        Holding Company
  | |_FWC Corporation                      Ohio               03/16/83           100        Financial Services
  | |_Great American Holding Corporation   Ohio               11/30/77           100        Holding Company
  | | |_Great American Insurance Company   Ohio               3/7/1872           100        Property/Casualty Insurance
  | | | |_A B I Group, Inc.                Minnesota          07/27/78           100        Inactive
  | | | | |_American Business Risk         Minnesota          04/19/78           100        Inactive
               Services, Inc.
  | | | | |_American Insurance Management  Minnesota          11/16/82           100        Inactive
               Agency, Inc.
  | | | | |_Consolidated Underwriters,     Texas              10/14/80           100        Inactive
               Inc.
  | | | |_Agricultural Excess and Surplus  Delaware           02/28/79           100        Excess & Surplus Lines Insurance
            Insurance Company
  | | | |_Agricultural Insurance Company   Ohio               03/23/05           100        Property/Casualty Insurance
  | | | |_American Alliance Insurance      Arizona            09/11/45           100        Property/Casualty Insurance
            Company
  | | | |_American Annuity Group, Inc.     Delaware           05/15/87            81.38(2)  Holding Company
  | | | | |_AAG Holding Company, Inc.      Ohio               09/11/96           100        Holding Company
  | | | | | |_American Annuity Group       Delaware           09/13/96           100        Financing Vehicle
                Capital Trust I
  | | | | | |_American Annuity Group       Delaware           03/11/97           100        Financing Vehicle
                Capital Trust II
  | | | | | |_Great American Life          Ohio               12/15/59           100        Life Insurance Company
                Insurance Company
  | | | | | | |_Annuity Investors Life     Ohio               11/31/81           100        Life Insurance Company
                  Insurance Company
  | | | | | | |_Assured Security Life      South Dakota       05/12/78           100        Life Insurance Company
                  Insurance Company, Inc.
  | | | | | | |_CHATBAR, Inc.              Massachusetts      11/02/93           100        Hotel Operator
  | | | | | | |_Driskill Holding, Inc.     Texas              06/07/95        beneficial    Hotel Management
                                                                               interest
  | | | | | | |_GALIC Brothers, Inc.       Ohio               11/12/93            80        Real Estate Management
  | | | | | | |_GALIC Life Insurance       Ohio               06/21/94           100        Life Ins. Co. (License Pending)
                  Company
  | | | | | | |_Great American Life        Ohio               08/10/67           100        Life Insurance Company
                  Assurance Company
  | | | | | | |_Loyal American Life        Alabama            05/18/55           100        Life Insurance Company
                  Insurance Company
  | | | | | | | |_ADL Financial            North Carolina     09/10/70           100        Marketing Services
                    Services, Inc.
  | | | | | | | |_Purity Financial         Florida            12/21/91           100        Marketing Services
                    Corporation
  | | | | | | |_Prairie National Life      South Dakota       02/11/76           100        Life Insurance Company
                  Insurance Company
  | | | | | | | |_American Memorial Life   South Dakota       03/18/59           100        Life Insurance Company
                    Insurance Company
  | | | | | | | | |_Great Western Life     Montana            05/01/80           100        Life Insurance Company
                      Insurance Company
  | | | | | | | | |_Rushmore National      South Dakota       04/16/37           100        Life Insurance Company
                      Life Insurance
                      Company
  | | | | |_AAG Insurance Agency, Inc.     Kentucky           12/06/94           100        Life Insurance Agency
  | | | | | |_AAG Insurance Agency of      Massachusetts      05/25/95           100        Insurance Agency
                Massachusetts, Inc.
  | | | | |_AAG Securities, Inc.           Ohio               12/10/93           100        Broker-Dealer
  | | | | |_American DataSource, Inc.      Delaware           06/15/90           100        Pre-need Trust Services
  | | | | |_American Memorial Marketing    Washington         06/19/80           100        Marketing Services
              Services, Inc.



AMERICAN FINANCIAL GROUP, INC.
| |_American Financial Corporation                                           % OF STOCK OWNED(1)
| | |_Great American Holding Corporation        STATE OF          DATE OF       BY IMMEDIATE
| | | |_Great American Insurance Company        DOMICILE          INCORP.      PARENT COMPANY       NATURE OF BUSINESS
| | | |_American Annuity Group, Inc.            --------          -------    -------------------    ------------------
|-
    | | |_CSW Management Services, Inc.
    | | |_GALIC Disbursing Company              Texas             06/27/85           100        Pre-need Trust Admin. Services
    | | | |_Keyes-Graham Insurance              Ohio              05/31/94           100        Payroll Servicer
              Agency, Inc.                      Massachusetts     12/23/87           100        Insurance Agency
    | | | |_International Funeral
              Associates, Inc.                  Delaware          05/07/86           100        Coop. Buying Funeral Dirs.
    | | | |_Laurentian Credit Services
              Corporation                       Delaware          10/07/94           100        Inactive
    | | | |_Laurentian Marketing
              Services, Inc.                    Delaware          12/23/87           100        Marketing Services
    | | | |_Laurentian Securities
              Corporation                       Delaware          01/30/90           100        Inactive
    | | | |_Lifestyle Financial
              Investments, Inc.                 Ohio              12/29/93           100        Marketing Services
    | | | | |_Lifestyle Financial
                Investments Agency of           Ohio              03/07/94       beneficial     Life Insurance Agency
                Ohio, Inc.                                                        interest
    | | | | |_Lifestyle Financial
                Investments of                  Indiana           02/24/94           100        Life Insurance Agency
                Indiana, Inc.
    | | | | |_Lifestyle Financial
                Investments of                  Kentucky          10/03/94           100        Insurance Agency
                Kentucky, Inc.
    | | | | |_Lifestyle Financial
                Investments of the              Minnesota         06/10/85           100        Insurance Agency
                Northwest, Inc.
    | | | | |_Lifestyle Financial
                Investments of the              North Carolina    07/13/94           100        Insurance Agency
                Southeast, Inc.
    | | | |_Loyal Marketing Services,
              Inc.                              Alabama           07/20/90           100        Marketing Services
    | | | |_Purple Cross Insurance
              Agency, Inc.                      Delaware          11/07/89           100        Insurance Agency
    | | | |_Retirement Resource Group,
              Inc.                              Indiana           02/07/95           100        Insurance Agency
    | | | | |_RRG of Alabama, Inc.
    | | | | |_RRG of Ohio, Inc.                 Alabama           09/22/95           100        Life Insurance Agency
                                                Ohio              02/20/96       beneficial     Insurance Agency
    | | | | |_RRG of Texas, Inc.                                                  interest
    | | | |_SPELCO (UK) Ltd.                    Texas             06/02/95           100        Life Insurance Agency
    | | | |_SWTC, Inc.                          United Kingdom    00/00/00             99       Inactive
    | | | |_SWTC Hong Kong Ltd.                 Delaware          00/00/00           100        Inactive
    | | | |_Technomil Ltd.                      Hong Kong         00/00/00           100        Inactive
    | | |_American Custom Insurance             Delaware          00/00/00           100        Inactive
            Services, Inc.                      Ohio              07/27/83           100        Management Holding Company
    | | | |_American Custom Insurance
              Services California, Inc.         California        05/18/92           100        Insurance Agency & Brokerage
    | | | |_Eden Park Insurance Brokers,
              Inc.                              California        02/13/90           100        Wholesale Brokerage for Surplus
    | | | |_Professional Risk Brokers,                                                                        Lines
              Inc.                              Illinois          03/01/90           100        Insurance Agency
    | | | |_Professional Risk Brokers
              Insurance, Inc.                   Massachusetts     04/19/94           100        Surplus Lines Brokerage
    | | | |_Professional Risk Brokers of
              Connecticut, Inc.                 Connecticut       07/09/92           100        Insurance Agency & Brokerage
    | | | |_Professional Risk Brokers of
              Ohio, Inc.                        Ohio              12/17/86           100        Insurance Agency and Brokerage
    | | | |_Utility Insurance Services,
              Inc.                              Texas             04/06/95           100(2)     Texas Local Recording Agency
    | | | |_Utility Management Services,
              Inc.                              Texas             09/07/65           100        Texas Managing General Agency
    | | |_American Custom Insurance
              Services Illinois, Inc.           Illinois          07/08/92           100        Underwriting Office
    | | |_American Dynasty Surplus Lines
              Insurance Company                 Delaware          01/12/82           100        Excess & Surplus Lines Insurance
    | | |_American Eagle Group, Inc.
    | | | |_AE Insurance Agency, Inc.           Delaware          10/03/86           48.6(3)    Holding Company
    | | | |_AOA Corporation                     California        12/17/91           100        Inactive
    | | | |_American Eagle Insurance            Texas             11/12/91           100        Inactive
              Company                           Texas             12/07/84           100        Property/Casualty Insurer
    | | | | |_American Eagle Reinsurance
                Organization, Inc.              Texas             08/31/70           100        Inactive
    | | | | |_American Meridian Insurance
                Company Limited                 Bermuda           01/01/81           100        Inactive


AMERICAN FINANCIAL GROUP, INC.                                         % of STOCK
| |_American Financial Corporation                                     OWNED (1) BY
| | |_Great American Holding Corporation     STATE OF       DATE OF   IMMEDIATE PARENT
| | | |_Great American Insurance Company     DOMICILE       INCORP.       COMPANY       NATURE OF BUSINESS
| | | | |_American Eagle Group, Inc.         --------      --------   ----------------  ------------------
|-
   | | | | |_Aviation Adjustment Bureau,     Texas          05/08/79       100          Claims Servicing
               Inc.
   | | | | |_Aviation Elite Reinsurance      Texas          11/22/72       100          Inactive
               Organization, Inc.
   | | | | |_Aviation Office of America,     Texas          02/15/77       100          Insurance Agency
               Inc.
   | | | |_American Empire Surplus Lines     Delaware       07/15/77       100          Excess & Surplus Lines Insurance
               Insurance Company
   | | | | |_American Empire Insurance       Ohio           11/26/79       100          Property/Casualty Insurance
                 Company
   | | | | | |_American Signature            Ohio           04/08/96       100          Insurance Agency
                 Underwriters, Inc.
   | | | | | |_Specialty Underwriters,       Texas          05/19/76       100          Insurance Agency
                 Inc.
   | | | | |_Fidelity Excess and Surplus     Ohio           06/30/87       100          Property/Casualty Insurance
               Insurance Company
   | | | |_American Financial                Connecticut    1871            82.62(2)    Closed End Investment Company
               Enterprises, Inc.
   | | | |_American Insurance Agency, Inc.   Kentucky       07/27/67       100          Insurance Agency
   | | | |_American National Fire            New York       08/22/47       100          Property/Casualty Insurance
               Insurance Company
   | | | |_American Special Risk, Inc.       Illinois       12/29/81       100          Insurance Broker/Managing General Agency
   | | | | |_American Special Risk I of      Arizona        02/06/90       100          Inactive
               Arizona, Inc.
   | | | |_American Spirit Insurance         Indiana        04/05/88       100          Property/Casualty Insurance
               Company
   | | | |_Brothers Property Corporation     Ohio           09/08/87        80          Real Estate Investment
   | | | | |_Brothers Barrington             Oklahoma       03/18/94       100          Real Estate Holding Corporation
               Corporation
   | | | | |_Brothers Cincinnatian           Ohio           01/25/94       100          Hotel Manager
               Corporation
   | | | | |_Brothers Columbine              Oklahoma       03/18/94       100          Real Estate Holding Corporation
               Corporation
   | | | | |_Brothers Landing Corporation    Louisiana      02/24/94       100          Real Estate Holding Corporation
   | | | | |_Brothers Pennsylvanian          Pennsylvania   12/23/94       100          Real Estate Holding Corporation
               Corporation
   | | | | |_Brothers Port Richey            Florida        12/06/93       100          Apartment Manager
               Corporation
   | | | | |_Brothers Property Management    Ohio           09/25/87       100          Real Estate Management
               Corporation
   | | | | |_Brothers Railyard Corporation   Texas          12/14/93       100          Apartment Manager
   | | | |_Contemporary American             Illinois       04/16/96       100          Property/Casualty Insurance
             Insurance Company
   | | | |_Crop Managers Insurance           Kansas         08/09/89       100          Insurance Agency
             Agency, Inc.
   | | | |_Dempsey & Siders Agency, Inc.     Ohio           05/09/56       100          Insurance Agency
   | | | |_Eagle American Insurance          Ohio           07/01/87       100          Property/Casualty Insurance
             Company
   | | | |_Eden Park Insurance Company       Indiana        01/08/90       100          Special Risk Surplus Lines
   | | | |_FCIA Management Company, Inc.     New York       09/17/91        79          Servicing Agent
   | | | |_The Gains Group, Inc.             Ohio           01/26/82       100          Marketing of Advertising
   | | | |_Great American Lloyd's, Inc.      Texas          08/02/83       100          Attorney-in-Fact - Texas Lloyd's Company
   | | | |_Great American Lloyd's            Texas          10/09/79    beneficial      Lloyd's Plan Insurer
             Insurance Company                                           interest
   | | | |_Great American Management         Ohio           12/05/74       100          Data Processing and Equipment Leasing
             Services, Inc.
   | | | | |_American Payroll Services,      Ohio           02/20/87       100          Payroll Services
               Inc.
   | | | |_Great American Re Inc.            Delaware       05/14/71       100          Reinsurance Intermediary
   | | | |_Great American Risk               Ohio           04/21/80       100          Insurance Risk Management
             Management, Inc.
   | | | |_Great Texas County Mutual         Texas          04/29/54    beneficial      Property/Casualty Insurance
             Insurance Company                                           interest
   | | | |_Grizzly Golf Center, Inc.         Ohio           11/08/93       100          Operate Golf Courses
   | | | |_Homestead Snacks Inc.             California     03/02/79       100(2)       Meat Snack Distribution
   | | | | |_Giant Snacks, Inc.              Delaware       07/06/89       100          Meat Snack Distribution




AMERICAN FINANCIAL GROUP, INC.                                            % OF STOCK
| |_American Financial Corporation                                        OWNED (1) BY
| | |_Great American Holding Corporation        STATE OF       DATE OF   IMMEDIATE PARENT
| | | |_Great American Insurance Company        DOMICILE       INCORP.        COMPANY        NATURE OF BUSINESS
                                                --------       -------   ----------------    ------------------
|-
   | | | |_Key Largo Group, Inc.                Florida        07/28/81       100             Land Developer & Resort Operator
   | | | | |_Key Largo Group Utility            Florida        11/26/84       100             Water & Sewer Utility
Company
   | | | |_Mid-Continent Casualty Company       Oklahoma       02/26/47       100             Property/Casualty Insurance
   | | | | |_Mid-Continent Insurance            Oklahoma       08/13/92       100             Property/Casualty Insurance
Company
   | | | | |_Oklahoma Surety Company            Oklahoma       08/05/68       100             Property/Casualty Insurance
   | | | |_National Interstate Corporation      Ohio           01/26/89        52.15          Holding Company
   | | | | |_American Highways Insurance        California     05/05/94       100             Insurance Agency
Agency
   | | | | |_National Interstate                Texas          06/07/89    beneficial         Insurance Agency
Insurance Agency of Texas, Inc.                                             interest
   | | | | |_National Interstate                Ohio           02/13/89       100             Insurance Agency
Insurance Agency, Inc.
   | | | | |_National Interstate                Ohio           02/10/89       100             Property/Casualty Insurance
Insurance Company
   | | | | |_Safety, Claims & Litigation        Pennsylvania   06/23/95        90             Claims Third Party Administrator
Services, Inc.
   | | | |_North America Livestock, Inc.        Florida        12/03/82       100             Managing General Agency
   | | | |_OBGC Corporation                     Florida        11/23/77        80             Real Estate Development
   | | | |_Pointe Apartments, Inc.              Minnesota      06/24/93       100             Real Estate Holding Corporation
   | | | |_Seven Hills Insurance Company        New York       06/30/32       100             Property/Casualty Reinsurance
   | | | |_Stonewall Insurance Company          Alabama        02/1866        100             Property/Casualty Insurance
   | | | |_Stone Mountain Professional          Georgia        08/07/95       100             Insurance Agency
Liability Agency, Inc.
   | | | |_Tamarack American, Inc.              Delaware       06/10/86       100             Management Holding Company
   | | | |_Transport Insurance Company          Ohio           05/25/76       100             Property/Casualty Insurance
   | | | | |_American Commonwealth              Texas          07/23/63       100             Real Estate Development
Development Company
   | | | | | |_ACDC Holdings Corporation        Texas          05/04/81       100             Real Estate Development
   | | | | |_Instech Corporation                Texas          09/02/75       100             Claim & Claim Adjustment Services
   | | | | |_TICO Insurance Company             Ohio           06/03/80       100             Property/Casualty Insurance
   | | | | |_Transport Managing General         Texas          05/19/89       100             Managing General Agency
Agency, Inc.
   | | | | |_Transport Insurance Agency,        Texas          08/21/89    beneficial         Insurance Agency
Inc.                                                                        interest
   | | | |_Transport Underwriters               California     05/11/45       100             Holding Company/Agency
Association
  |_One East Fourth, Inc.                       Ohio           02/03/64       100             Commercial Leasing
  |_PCC 38 Corp.                                Illinois       12/23/96       100             Real Estate Holding Company
  |_Pioneer Carpet Mills, Inc.                  Ohio           04/29/76       100             Carpet Manufacturing
  |_TEJ Holdings, Inc.                          Ohio           12/04/84       100             Real Estate Holdings
  |_Three East Fourth, Inc.                     Ohio           08/10/66       100             Commercial Leasing

(1) Except Director's Qualifying Shares.
(2) Total percentage owned by parent shown and by other affiliated company(ies).
(3) Convertible Preferred Stock.


ITEM 27.  NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.  INDEMNIFICATION

(a)   The   Code  of   Regulations   of   Annuity   Investors   Life   Insurance
Company[REGISTERED TRADEMARK] provides in Article V as follows:

      The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(b) The directors and officers of Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 1997. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA. in the name of American Premier Underwriters, Inc.

ITEM 29.  PRINCIPAL UNDERWRITER

AAG Securities, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act").

(a) AAG Securities, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors[REGISTERED TRADEMARK] Variable Account A and Annuity Investors[REGISTERED TRADEMARK] Variable Account B.

(b)   Directors and Officers of AAG Securities, Inc.


NAME AND PRINCIPAL                      POSITION WITH
BUSINESS ADDRESS                        AAG SECURITIES, INC.
------------------                      ---------------------

Thomas Kevin Liguzinski (1)             Chief Executive Officer and Director
Charles Kent McManus                    Senior Vice President
Mark Francis Muething (1)               Vice President, Secretary and
                                        Director
William Jack Maney, II (1)              Director
Jeffrey Scott Tate (1)                  Director
James Lee Henderson (1)                 President
Andrew Conrad Bambeck, III (1)          Vice President
William Claire Bair, Jr. (1)            Treasurer

______________________________

(1)  250 East Fifth Street, Cincinnati, Ohio  45202

(c)  Not applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Lynn E. Laswell, Assistant Vice President of the Company, at the Administrative Office.

ITEM 31.  MANAGEMENT SERVICES

Not applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.


(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


(c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.


(d) Registrant represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                   SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 14th day of May, 1997.

                              ANNUITY INVESTORS[REGISTERED TRADEMARK] VARIABLE ACCOUNT B
                              (REGISTRANT)


                              By: /s/ Robert Allen Adams
                                  -------------------------------------
                                   Robert Allen Adams
                                   Chairman of the Board, President
                                   and Director, Annuity Investors
                                   Life Insurance Company[REGISTERED TRADEMARK]


                              ANNUITY INVESTORS LIFE INSURANCE
                              COMPANY[REGISTERED TRADEMARK]
                              (DEPOSITOR)


                              By: /s/ Robert Allen Adams
                                  --------------------------------------
                                    Robert Allen Adams
                                    Chairman of the Board, President
                                    and Director


      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Robert Allen Adams              Principal Executive           May 14, 1997
------------------------------      Officer, Director
Robert Allen Adams


/s/ Robert Eugene Allen             Principal Financial           May 14, 1997
------------------------------      Officer
Robert Eugene Allen



/s/ Lynn Edward Laswell             Principal Accounting          May 14, 1997
-----------------------------       Officer
Lynn Edward Laswell

/s/ Stephen Craig Lindner           Director                      May 14, 1997
--------------------------------
Stephen Craig Lindner



/s/ William Jack Maney, Ii          Director                      May 14, 1997
--------------------------------
William Jack Maney, II



/s/ James Michael Mortensen         Director                      May 14, 1997
---------------------------
James Michael Mortensen



/s/ Mark Francis Muething           Director                      May 14, 1997
-----------------------------
Mark Francis Muething



/s/ Jeffrey Scott Tate              Director                      May 14, 1997
---------------------------------
Jeffrey Scott Tate

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION OF EXHIBIT
-----------   ----------------------

(1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] authorizing establishment of Annuity Investors[REGISTERED TRADEMARK] Variable Account B.1/


(2)           Not Applicable.


(3)(a) Distribution Agreement between Annuity Investors Life Insurance Company [REGISTERED TRADEMARK] and AAG Securities, Inc. [filed herewith].


(3)(b) Form of Selling Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK], AAG Securities, Inc. and another Broker-Dealer. 1/


(4)(a) Form of Qualified Individual Flexible Premium Deferred Variable Annuity Contract [filed herewith].


(4)(b)        Form  of  Non-Qualified   Individual  Flexible  Deferred  Variable
              Annuity Contract [filed herewith].


(4)(c)        Form of Loan Endorsement to Individual Contract [filed herewith].


(4)(d) Form of Tax Sheltered Annuity Endorsement to Individual Contract [filed herewith].


(4)(e) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract [filed herewith].


(4)(f) Form of Employer Plan Endorsement to Individual Contract [filed herewith].


(4)(g) Form of Individual Retirement Annuity Endorsement to Individual Contract [filed herewith].


(4)(h)        Form  of  Texas  Optional   Retirement   Program   Endorsement  to
              Individual Contract [filed herewith].


(4)(i) Form of Long-Term Care Waiver Rider to Individual Contract [filed herewith].


(4)(j) Form of Simple IRA Endorsement to Individual Contract [filed herewith].


(4)(k) Form of Group Flexible Premium Deferred Variable Annuity Contract [filed herewith].

(4)(l) Form of Certificate of Participation under a Group Flexible Premium Deferred Variable Annuity Contract [filed herewith].


(4)(m)        Form of Loan Endorsement to Group Contract [filed herewith].


(4)(n) Form of Loan Endorsement to Certificate of Participation under a Group Contract [filed herewith].


(4)(o) Form of Tax Sheltered Annuity Endorsement to Group Contract [filed herewith].


(4)(p) Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract [filed herewith].


(4)(q) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract [filed herewith].


(4)(r) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract [filed herewith].


(4)(s) Form of Employer Plan Endorsement to Group Contract [filed herewith].


(4)(t) Form of Employer Plan Endorsement to Certificate of Participation under a Group Contract [filed herewith].


(4)(u) Form of Deferred Compensation Endorsement to Group Contract [filed herewith].


(4)(v) Form of Deferred Compensation Endorsement to Certificate of Participation under a Group Contract [filed herewith].


(4)(w) Form of Texas Optional Retirement Program Endorsement to Group Contract [filed herewith].


(4)(x)        Form  of  Texas  Optional   Retirement   Program   Endorsement  to
              Certificate  of  Participation   under  a  Group  Contract  [filed
              herewith].


(4)(y) Form of Long-Term Care Waiver Rider to Group Contract [filed herewith].


(4)(z)        Form  of   Long-Term   Care  Waiver   Rider  to   Certificate   of
              Participation under a Group Contract [filed herewith].


(5)(a) Form of Application for Individual Flexible Premium Deferred Annuity Contract and Certificate of Participation under a Group Contract [filed herewith].


(5)(b) Form of Application for Group Flexible Premium Deferred Annuity Contract [filed herewith].


(6)(a) Articles of Incorporation of Annuity Investors Life Insurance Company[REGISTERED TRADEMARK].1/ --

(6)(a)(i) Amendment to Articles of Incorporation, adopted April 9, 1996, and approved by the Secretary of State, State of Ohio, on July 11, 1996 [filed herewith].


(6)(a)(ii) Amendment to Articles of Incorporation, adopted August 9, 1996, and approved by the Secretary of State, State of Ohio, on December 3, 1996 [filed herewith].


(6)(b)        Code  of   Regulations   of  Annuity   Investors   Life  Insurance
              Company.[REGISTERED TRADEMARK]1/


(7)           Not Applicable


(8)(a) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Dreyfus Variable Investment Fund [filed herewith].


(8)(a)(i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company [REGISTERED TRADEMARK] and Dreyfus Variable Investment Fund [filed herewith].


(8)(b) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund) [filed herewith].


(8)(b)(i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund) [filed herewith].


(8)(c) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and The Dreyfus Socially Responsible Growth Fund, Inc. [filed herewith].


(8)(c)(i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and The Dreyfus Socially Responsible Growth Fund, Inc. [filed herewith].


(8)(d)        Participation  Agreement  between Annuity Investors Life Insurance
              Company[REGISTERED   TRADEMARK]  and  Janus  Aspen  Series  [filed
              herewith].


(8)(e) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Strong Variable Insurance Funds, Inc. and Strong Special Fund II, Inc. [filed herewith].


(8)(f) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and INVESCO Variable Investment Funds, Inc.[filed herewith]

(8)(g) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and Morgan Stanley Universal Funds, Inc. [filed herewith].


(8)(h) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and PBHG Insurance Series Fund, Inc. [filed herewith].


(8)(i)        Service   Agreement   between  Annuity  Investors  Life  Insurance
              Company[REGISTERED     TRADEMARK]     and     American     Annuity
              Group[SERVICEMARK], Inc.1/


(8)(j)        Agreement  between AAG Securities,  Inc. and AAG Insurance Agency,
              Inc.1/ --


(8)(k)        Investment   Service  Agreement  between  Annuity  Investors  Life
              Insurance  Company[REGISTERED   TRADEMARK]  and  American  Annuity
              Group[SERVICEMARK], Inc. 1/


(8)(l)        Service   Agreement   between  Annuity  Investors  Life  Insurance
              Company[REGISTERED TRADEMARK] and Strong Capital Management, Inc. [filed herewith].


(8)(m)        Service   Agreement   between  Annuity  Investors  Life  Insurance
              Company[REGISTERED TRADEMARK] and Pilgrim Baxter & Associates, Ltd. [filed herewith].


(8)(n)        Service   Agreement   between  Annuity  Investors  Life  Insurance
              Company[REGISTERED TRADEMARK] and Morgan Stanley Asset Management, Inc. [filed herewith].


(8)(o) Amended and Restated Agreement between The Dreyfus Corporation and Annuity Investors Life Insurance Company[REGISTERED TRADEMARK]. [filed herewith].


(8)(p)        Service   Agreement   between  Annuity  Investors  Life  Insurance
              Company[REGISTERED TRADEMARK] and Janus Capital Corporation [filed herewith].


(9)           Opinion and Consent of Counsel1/.


(10)          Consent of Independent Auditors [filed herewith].


(11)          No financial statements are omitted from Item 23.


(12)          Not Applicable.


(13)          Not Applicable.


(14)          Financial Data Schedules [filed herewith].

------------------------

1/    Filed on Form N-4 on December 23, 1996